UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2009

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 09, 2009 with respect to the Registrant’s results of operations for the quarter ended September 30, 2009.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2009.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2009.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries with respect to the quarter ended September 30, 2009.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: November 09, 2009.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 09, 2009.

2.	Registrant’s management discussion.

3.	Registrant’s unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for Third Quarter and Nine Months

Hadera, Israel, November 9, 2009 – Hadera Paper Ltd. (AMEX:AIP) (the “Company”or “Hadera Paper”) today reported financial results for the third quarter and first nine months ended September 30, 2009. The Company, its subsidiaries and associated companies – is referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”) is being presented, without considering the rate of holding therein and net of mutual sales.

The aggregate sales during the reported period amounted to NIS 2,409.2 million, as compared with NIS 2,442.5 million in the corresponding period last year, representing a decrease of approximately 1.4%.

The aggregate sales in the third quarter this year amounted to NIS 790.4 million, as compared with NIS 823.9 million in the corresponding period last year, representing a decrease of 4.0% and as compared with NIS 788.8 million in the second quarter of the year.

The aggregate operating profit totaled NIS 186.7 million during the reported period, as compared with NIS 160.5 million in the corresponding period last year, representing growth of approximately 16.3%.

The aggregate operating profit totaled NIS 68.7 million in the third quarter of the year, as compared with NIS 49.2 million in the corresponding quarter last year, representing growth of 39.6% and as compared with NIS 54.1 million in the second quarter of the year.

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera and H-K. Consolidated Data include also the sales turnover of Carmel Containers Systems Ltd. (“Carmel”) and Frenkel- C.D. Ltd. (“Frenkel- C.D.”) that were consolidated as of September 2008, as a result of the fact that the company’s holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72%.

Commencing January 1, 2009, the company applies IFRS 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel and Frenkel C.D., as a separate segment. The associated companies H-K and Mondi Hadera were also recognized as independent segments. For further details, see page 4 below.

Consolidated sales in the reported period amounted to NIS 654.4 million, as compared with NIS 447.2 million in the corresponding period last year, representing an increase which was due mainly to the consolidation of the data of Carmel and Frenkel C.D. in the reported period.

Consolidated sales in the third quarter, amounted to NIS 220.4 million, as compared with NIS 171.4 million in the corresponding quarter last year.

The operating profit totaled NIS 15.1 million during the reported period, as compared with NIS 38.0 million in the corresponding period last year. The decrease in operating profits originated from the erosion of selling prices coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices that was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The operating profit amounted to NIS 1.2 million in the third quarter of the year, as compared with operating profit of NIS 7.9 million in the corresponding quarter last year.

The net profit attributed to the Company’s shareholders amounted to NIS 70.2 million in the reported period, as compared with net profit of NIS 59.5 million, that is attributed to the company’s shareholders in the corresponding period last year.

The net profit attributed to the Company shareholders during the reported period was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated Company that generated net revenues of NIS 8.4 million for the company. Moreover, a reduction in the Company’s share in the losses on account of the operations in Turkey (KCTR) compared with the corresponding period last year also contributed to the improved profitability.

The net profit for the third quarter this year amounted to NIS 35.4 million, as compared with a net profit of NIS 20.2 million in the corresponding quarter last year.

Revenues from taxes on income amounted to NIS 6.0 million in the reported period, as compared with tax expenses of NIS 4.2 million in the corresponding period last year. The tax revenues originated primarily from the decrease in pretax profits in the amount of NIS 25.7 million, coupled with the change in the tax rates the following years that generated deferred tax revenues in the amount of NIS 9.4 million, that were offset as a result of recording a provision for taxes on account of events that were included the reported period.

The long-term liabilities (including current maturities) amounted to NIS 832.6 million as at September 30, 2009, as compared with NIS 828.2 million as at September 30, 2008. The long-term liabilities increased in relation to last year, primarily as a result of long-term loans that were assumed, designated for the financing of payments on account of Machine 8. This increase was offset as a result of the repayment of the old debenture series, coupled with the repayment of a capital note to an associated company and the cash flows from operating activities.

2

Basic earnings per share amounted to NIS 13.86 per share ($3.69 per share) in the reported period, as compared with basic earnings per share of NIS 11.75 per share ($3.44 per share) in the corresponding period last year.

Basic earnings per share amounted to NIS 7.00 per share in the third quarter ($1.86 per share), as compared with earnings of NIS 3.99 per share ($1.17 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 3.4%, as compared with an inflation rate of 4.4% in the corresponding period last year.

The financial expenses during the reported period amounted to NIS 14.8 million, as compared with NIS 11.9 million in the corresponding period last year.

The US dollar exchange rate was revaluated by 1.2% during the reporting period, in relation to a revaluation of approximately 11% during the corresponding period last year.

In the course of the reported period, a turnaround has occurred in the intensity of the global and local economic crisis. Following a stability of several months at the low point, in the past several months it was possible to observe a gradual recovery in global economic activity, that was expressed, inter alia, the slowdown in both global and local unemployment, the initial expansion of investments and credit volumes, coupled with an expansion of public and private consumption.

In the global paper and paper products market, we currently see a new trend in terms of prices in the paper industry. Prices in the global packaging paper sector have started to climb sharply last September in Europe.

The Hadera Paper Group manages a relatively wide and diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The company’s sectors of operation focus on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

Hadera Paper Group was quick to formulate, at an early stage, an aggressive program for efficiency and savings in purchasing for all its companies, across all sectors of operation. During the reported period, most of the Group companies have met their defined objectives, while rendering it possible to compensate for the lower prices dictated by the global crisis, the local slowdown and the imports of fine paper and packaging paper at dumping prices, primarily from Europe. The group companies also operated in order to intensively manage, in a controlled manner, the operating working capital, while carefully monitoring trade receivables and risk management.

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera and Hogla-Kimberly.

The Company’s share in the profits of associated companies totaled NIS 63.9 million during the reported period, as compared with NIS 36.6 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net income of Mondi Hadera Paper (49.9%) rose by NIS 2.4 million. The increase in profit originated primarily from an increase in the operating profit of Mondi, that grew from NIS 27.4 million last year, to NIS 28.9 million this year.

3

–	The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 15.6 million. Hogla-Kimberly’s operating profit grew from NIS 126.6 million to NIS 155.0 million this year.

–	The Company’s share in the losses of KCTR (49.9%) was reduced by NIS 7.8 million.

On November 1, 2009, the company announced that it examined the need for a provision for the impairment of the packaging paper sector as a cash generating unit and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment of fixed assets. The company has also examined the need for a provision for impairment on account of the consolidated subsidiary Carmel and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment.

As aforementioned, according to IFRS 8, the Company has identified five segments and fields of operation, as follows: (1) The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard. (2) The office supplies marketing segment – generates revenue from the sale of office supplies to customers. (3) The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers. (4) The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey. (5) The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)

	Nine months ended September 30,
	NIS IN THOUSANDS (1)
	except per share amounts
	2009	2008

Net sales	654,405	447,180

Net earnings attributed to the
Company's shareholders	70,161	59,479

Basic net earnings per share
attributed to the Company's
shareholders	13.86	11.75

Fully diluted earnings per share
attributed to the Company's
shareholders	13.86	11.73

	Three months ended September 30,
	NIS IN THOUSANDS (1)
	2009	2008

Net sales	220,371	171,394

Net earnings attributed to the
Company's shareholders	35,445	20,177

Basic net earnings per share
attributed to the Company's
shareholders	7.0	3.99

Fully diluted earnings per share
attributed to the Company's
shareholders	7.0	3.98

(1)	The representative exchange rate at September 30, 2009 was N.I.S. 3.758=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to PART A (Corporate Business Description) of the Information
Presented in the Company’s Periodical Report
As at December 31, 2008

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to chapter A, section 2: “Corporate operations and description of development of its business”

In accordance with IFRS-8, the company has identified the following five sectors and areas of operations:

a.	Paper and recycling sector – generates its revenues from the sale paper products to producing paper companies as well as from the recycling of paper and board.

b.	Marketing of office supplies sector – generates its revenues from the sale of office supplies to customers.

c.	Packaging products and cardboard sector – generates its revenues from the sale of packaging and board products to customers.

d.	Hogla Kimberly sector – an associated company that generates its revenues from the sale of household paper products, hygiene products, disposable diapers and complementary products for the kitchen, in Israel and Turkey.

e.	Mondi Hadera Paper sector – an associated company that generates its revenues from the sale of fine paper.

2.	Update to chapter A, Section 5: “Equity investments in the Company and transactions in its shares”

On November 1, 2009, the company announced that it examined the need for a provision for the impairment of the packaging paper sector as a cash generating unit and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment of fixed assets. The company has also examined the need for a provision for impairment on account of the consolidated subsidiary Carmel Container Systems Ltd. and has arrived at the conclusion that no recognition is necessary of a loss on account of the impairment. For additional details, see the company’s press release dated November 1, 2009 and also see note 3F, to the attached financial statements dated September 30, 2009.

3.	Update to Chapter C, section 9: “Paper, recycling and board segment operations”

On September 1, 2009, the company announced that following a complaint filed by the company regarding the importing at dumping prices of packaging paper from several European nations into Israel, the Dumping Supervisor at the Ministry of Employment, Industry and Trade, announced that importing at dumping prices of recycled brown paper products was allegedly taking place, while causing damage to the local production sector. The supervisor therefore decided to impose a temporary levy, for a period of six months, at a level equal to 52-67 euro per ton on the import of recycled brown paper products from manufacturers in the European Union. Some of the manufacturers and importers have filed petitions against this decision.

4.	Update to Chapter D, Section 14: “Finance”

On October 5, 2009 rating company Maalot (Standard and Poor’s) announced the downgrading to a rating of A+/Negative Outlook for the company’s series of debentures.

Regarding the details of the rating report see the Company’s press release dated 5.10.09.

5.	Update to Section D “Additional Details Regarding the Company”, Regulation 26, Appendix G

On October 1, 2009, the company announced that Discount Investment Company (“DIC”) ceased being an interested party in the company. This announcement came following the completion of a transaction between Clal Industries and Investments Ltd. (“CII”) and DIC, pursuant to which the entire holdings of DIC in the company were sold to CII. As a result of this acquisition, the rate of holdings of CII in the company has increased to approximately 59%.

6.	Update to Section D: “Additional Details Regarding the Company”, Regulation 26, Appendix H

on October 1, 2009, the company announced that Mr. Ari Bronshtein had ceased to serve as a director at the company.

2

November 8, 2009

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the Hadera Paper Ltd. Group for the first nine months of 2009.

The report was edited as defined in the Securities Law (Periodical reports and press releases), assuming that the reader has also the Company’s full periodical report for December 31, 2008 (“Annual reports”). The results presented in the management discussion are attributed to the part of the shareholders of the Company in the results, unless said otherwise.

A.	Description of the Company’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange, AMEX.

2.	General

a.	Principal Current Operations

1.	Business Environment

In the course of the reported period, a turnaround has occurred in the intensity of the global and local economic crisis. Following a stability of several months at the low point, in the past several months it was possible to observe a gradual recovery in global economic activity, that was expressed, inter alia, the slowdown in both global and local unemployment, the initial expansion of investments and credit volumes, coupled with an expansion of public and private consumption.

In the global paper and paper products market, we currently see a new trend in terms of prices in the paper industry. Prices in the global packaging paper sector have started to climb sharply last September in Europe, and according to reports from research companies covering the paper industry, transactions are currently being closed while recording an increase in prices of between 50 and 60 euro per ton (approximately 20%), why the prices are expected to grow by a cumulative 80-100 euro per ton by the end of the year.

3

This trend of improvement and the renewed growth in the volumes of operations and in global paper prices will already be expressed in the last quarter of the year and is expected to continue well into 2010.

The anticipated gradual growth in demand will be instrumental in utilizing the full potential of output capacity at the group, so as to better handle the business environment.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

The Hadera Paper Group manages a relatively wide and diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The company’s sectors of operation focus on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

The company’s principal operations in the household paper and absorbent products market (through the Hogla-Kimberly sector), both in the B2B and the B2C markets are exposed to relatively small changes in the volume of demand during crisis periods such as the one currently experienced. The changes in demand for FMCG products, such as paper products and absorbent products, lie in the range between 0% and a 5% decrease, while most of the impact is evident in price competition and in a preference on the part of customers and consumers for attractively priced products.

The company is acting according to a multi-annual business and marketing strategy in terms of Premium products, Value products and Economy products. This fact provides the company with the necessary flexibility in order to protect market share, while preserving the quantitative volume of operations and while optimizing profits.

In light of the above, the company has successfully managed to continue improving its profits despite the challenging business environment in these areas.

In the packaging paper and recycling sector, the anticipated significant increase in prices, ranging between 15% and 25% worldwide, will positively affect the results of the sector, that is currently on the brink of the initial operation of the new Machine 8 for the manufacture of packaging paper, that is expected to effectively double the annual output capacity of the Hadera Paper Group in this sector, from 160,000 tons to 300,000 tons in 2010. These higher prices will be recorded against the background of an improvement in the equilibrium between supply and demand, primarily in Europe, originating from the closure of manufacturing plants and a reduction in supply, as opposed to the renewed global growth in the gradual increase in global commerce. This recovery is expected to influence the reduction in import volumes, so that’s together with the gradual recovery in the local market, will bring about improved commercial and economic activity, along with the maximization of future performance.

4

The company estimates that since 2008, these products have been imported into Israel at dumping prices, primarily from Europe. The company is working to handle this issue opposite the Dumping Supervisor at the Ministry of Employment, Industry and Trade, who has decided to impose a temporary levy on the importing of packaging paper from Europe, at a rate of 52-67 euro per ton. Some of the manufacturers and importers have filed petitions against this decision.

In the fine paper sector, the impact of the global crisis is evident primarily in the publishing industry. The volume of demand for newsprint paper and fine paper has decreased by a rate of 5% to 10% in the global market.

The reduced demand is creating surplus supply in Europe and worldwide, as fine paper is being imported to Israel at dumping prices since 2008. In this respect, the company is also working opposite the Dumping Supervisor in order to control imports at these prices. In order to provide an appropriate response to this business environment, Mondi Hadera paper is currently expanding its export operations to include a penetration into new and more lucrative markets in the eastern United States, a fact that will render it possible to increase the profit margin in the future export mix, so as to offer a compensation for the higher pulp prices that began to rise in the last quarter.

In the office supplies marketing sector, the crisis has led to a reduction in purchasing volumes by most companies in the economy, as part of their efficiency measures. While purchases have decreased by 15% to 20%, Graffiti has succeeded – as part of the implementation of a growth-accelerating strategy – to increase its operations in the B2B office supplies marketing sector by exploiting economies of scale in terms of the level of quality offered to customers, it’s purchasing capability and the competitive prices in the market. In contrast to the contractionary nature of the market, the company is continuing to gradually increase its volume of operations and its market share.

To conclude, the Group’s financial stability, coupled with the fact that it is an efficient company in international terms, in terms of its production lines, energy systems and supply chains, in conjunction with its diverse portfolio consisting primarily of basic consumer goods, are all enabling the company to contend with a difficult and challenging business environment, while growing both its aggregate operating profit, as defined below, and its net profit.

During the reported period, a decrease was recorded in the prices of inputs, primarily in the prices of fibers and chemicals, as a result of the global crisis. These decreases in prices offered partial compensation for the erosion in prices at some of the Group companies. These savings were partially offset as a result of the rising water prices during the reported period by an average rate of 4% in relation to the corresponding period last year and as a result of the devaluation of the NIS in relation to the average dollar in the period by a rate of approximately 13.6% in relation to the corresponding period, that possessed a negative impact on the Company in terms of the imported inputs, while on the other hand, served to improve the selling prices that previously eroded, as mentioned above, in the company’s main sectors of operation, whose prices are in line with import prices, in US dollars.

5

These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

True to the date of publication of the financial statements, there is no material impact as a result of the crisis, on the Company’s business results, its financial soundness or the value of its assets.

The above information pertaining to the global trends and their impacts on the company constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the global crisis in credit and banking markets.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

The US dollar exchange rate was revaluated by 1.2% during the reporting period, in relation to a revaluation of approximately 11% during the corresponding period last year.

The company’s business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company’s exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate during the reported period amounted to 3.4%, as compared with an inflation rate of 4.4% in the corresponding period last year.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

3.	The Group’s Operations Vis-À-Vis the Business Environment

During the global and local economic crisis , as reflected by a reduction in investments and credit and by a reduction in demand and global commerce, the Hadera Paper Group managed to align its assets in advance in order to correctly contend, in a focused manner, with the sharp change in the business environment.

6

Hadera Paper Group is financially sound, possessing efficient production lines on a global scale, along with efficient energy systems and supply chains. First and foremost, the group enjoys a wide and diverse portfolio of companies and businesses that are instrumental in contending with the changing business environment.

Hadera Paper Group was quick to formulate, at an early stage, an aggressive program for efficiency and savings in purchasing for all its companies, across all sectors of operation. During the reported period, most of the Group companies have met their defined objectives, while rendering it possible to compensate for the lower prices dictated by the global crisis, the local slowdown and the imports of fine paper and packaging paper at dumping prices, primarily from Europe. The group companies also operated in order to intensively manage, in a controlled manner, the operating working capital, while carefully monitoring trade receivables and risk management.

The group will continue to focus on the successful implementation of efficiency measures, savings in purchasing and the management of operating capital, while continuing to monitor trade receivable risks later on this year, while also devoting management attention to growth-promoting operations.

Hadera Paper Group is conducting initiatives to gradually encourage demand by increasing institutional and private consumption and while focusing on expanding market share so as to return to growth across most of its businesses.

The group has recently devoted efforts to accelerating business development in international markets for its various products, so as to encourage growth and improve profits. (See Section A(2)A (5.4) The Strategic Investment in Turkey – below).

The plan for company growth and improving profitability is based on business opportunities in the core sectors in Israel and worldwide and on empowering company operations in terms of development and innovation in the various business sectors, so as to generate new products that will provide a distinct added value for both the businesses and the consumer. These efforts, which are focused on the group’s technological center and also on the various companies, have led to the launch of new and upgraded products during the reported period, in both the FMCG and the paper sectors. (See Section A(2)A(5.2) –Innovative Development of High-Quality Recycled Paper- below).

In view of the company’s estimates regarding the continuing imports of paper at dumping prices – primarily from Europe – in both packaging paper and fine paper, the company has – applied to the Dumping Supervisor at the Ministry of Employment Commerce and Trade (hereinafter: “The Supervisor”) and has filed a complaint against the dumping imports of packaging paper from several European countries into Israel. Subsequent to an examination of the complaint, the Dumping Supervisor decided to impose a temporary levy on the import of packaging paper from Europe at a rate of between 60-80 euro per ton.

7

On February 26, 2009, the company announced that the subsidiary Mondi Hadera Paper – an associated company – had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that the above complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

The company continued its environmental operations during the reporting period, while upgrading various technological and operating systems in order to expand paper recycling, increase the reuse of processed water and lower noise levels so as to benefit the company employees, the community and to improve the financial results.

The company recorded other income in the amount of NIS 1.5 million, on account of the sale of carbon emission rights for 2008, pursuant to an agreement signed by the company in February 2009 with TEP (Trading Emissions PLC), An investment company registered in the UK, specializing in the trade of carbon emission quotas. The agreement enables TEP to trade in the rights of Hadera Paper to carbon emission quotas starting in 2008 through to 2012. Hadera Paper was rendered eligible for the sale of carbon emission rights as a result of the conversion of the Group’s power station at the Hadera site from fuel oil to environment-friendly natural gas. This move significantly reduces the pollution emitted into the air, while allowing the company to save energy costs and enabling it to enjoy the proceeds of the clean development mechanism.

The company has continued to implement its policy for social responsibility and for contributing to the community. The company’s employees and managers at the various sites are all taking an active role in community involvement, in supporting teenagers and primarily in working toward reducing social gaps and in providing equal opportunity for education and for personal accomplishments within the framework of the company and the community.

4.	Principal Current Operations

During the reported period, in light of changes in the business environment, the company has maintained its level of aggregate sales, was recording growth in both aggregate operating profit and net profit at most of the Group’s subsidiaries and associated companies (hereinafter: The Group Companies), while realizing a quantitative increase in sales in part of the sectors of operation and while – in parallel – continuing to successfully implement cost-cutting and efficiency measures, as compared with the corresponding period last year.

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Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes that are intended to support the continued growth and increased profitability in organizational development, purchasing, B2B marketing, technology development and innovation. The gradual and successful implementation of these brands will enable the company to better deal with the challenging business environment, while improving profitability.

5.	Promoting the Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that are intended to lead to continued growth in operations and improved profitability over the coming years:

5.1.	Expanding the recycled packaging paper manufacturing network

The investment in the project for the construction of the new manufacturing network, totaling NIS 690 million was approved on October 15, 2007 by the Company’s Board of Directors. The Company has selected the most highly advanced technologies in this area, from the leading suppliers in the sector, in order to amplify its competitive advantage and potential for profitability in the long term.

The implementation of the project is progressing as planned and subsequent to the signing of the central agreements for the acquisition of the principal equipment for production systems last year, the construction of the machine’s building is nearing completion in 2009 at the Hadera site, along with the installation of the equipment.

The new production lines are scheduled to begin operating at full capacity in early 2010, after a running-in period of several months. Based on the working assumptions that were defined regarding the learning curve of the machine’s operation, the new production lines together with the machines that are currently active, are expected to produce 290,000 tons of paper in 2010, representing growth of approximately 80% in relation to the existing output capacity.

In parallel, the Amnir Recycling subsidiary is continuing to expand the collection of cardboard and newspaper waste and is continuing to accumulate inventories toward the planned operation of the new machine by the beginning of 2010. The company is preparing for increasing the proportion of paper recycling in Israel from the currently low 26% up to 45% within several years, as part of the demand for raw materials for the new manufacturing system.

As part of this project, the company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required. Within the central building of the machine, a visitors center is also being built, that will serve as the Israeli Educational Center for paper recycling and is intended to educate Israeli youth in the areas of recycling and the environment.

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5.2.	Innovative Development of High-Quality Recycled Paper

Over the past year, the packaging paper and recycling division launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow them to replace pulp-based packaging paper in the corrugated board industry – both in Israel and in overseas markets being developed by the division for all of its products.

The technological and operational development process is currently in advanced stages and is intended to significantly expand the volume of the potential market of the packaging paper division, both locally and in international markets.

The development of the new paper types is based on fiber characterization, the development and implementation of various chemical additives and the use of advanced manufacturing technologies, both in the existing manufacturing lines and in the new production line. The initial products that emerged from these innovative developments have already been sold during the reported period both in Israel and overseas and have gained customer satisfaction.

According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory results, indications from the development processes at the production lines and initial responses from customers who have already tried to products that have already been launched and their commitment to future purchasing volumes in 2010,the probability of success of this venture appears to be relatively high.

During the reported period, the company has started to market these products in the local market as well as in export markets. The new products are competitive in terms of their use, in relation to pulp-based products in the continuing expansion of the sales volumes of these products is planned to take place within the current year.

The above information pertaining to the innovative developments in the paper market constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company.

5.3.	Development of Export Markets for Packaging Paper

The significant increase in the output capacity of recycled packaging paper by Hadera Paper Group, upon the operation of the new manufacturing system, will allow for an expansion of the Division’s operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the division to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products create an improved profit potential and are planned to be sold at a significant price supplement per ton of paper, as compared with the selling prices of basic paper types.

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The development of new paper products, that began in 2008, is enabling the division to create international business relations for the first time with a network of distributors and marketers, while formulating long-term agreements with international clients.

During the reported period, the company has acted to develop export markets and has reached preliminary agreements with several agents operating in various countries and in Europe for the distribution and marketing of various types of packaging paper. This operation has already started and will expand gradually in the course of the year.

Initial reactions overseas as regards the quality of the types of paper provided are good and it appears that this significant business and technological development will render it possible to diversify the division’s portfolio of products and markets.

The above information pertaining to the development of innovative products in the paper market and the development of export markets for packaging paper constitutes forward-looking information as defined in the Securities Law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

5.4.	The Strategic Investment in Turkey

During the reported period, Kimberly Clark Turkey, KCTR, a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the company) – continued to implement its strategic plan GBP – (Global Business Plan) that was formulated together with the international partner, Kimberly Clark. The plan is intended to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If fully implemented, KCTR will grow to become a company with annual sales in the area of $300 million, by 2015.

The sales turnover of KCTR totaled NIS 380.3 million during the reported period, as compared with NIS 313.6 million in the corresponding period last year, representing growth of 21.3%.

During the reported period, the Company continued to empower its international brands on the local market. This was especially expressed in the power of the Huggies brand in the diaper sector and the Kotex brand in the feminine hygiene sector, while realizing constant growth in market share and rising awareness toward the company’s products. In parallel, the volume of exports to Kimberly-Clark in various other countries in Europe and Africa also increased. The Company’s advanced manufacturing site in Turkey serves as a regional Kimberly-Clark diaper manufacturing center, whose products are exported to 22 different countries throughout Europe and the Middle East.

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During the reported period, the company received two Effie awards for marketing in Turkey, serving as an indication of marketing capability in the launch and build up of the brands.

The Company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly, alongside consistent growth in sales, while curtailing the operating loss and a considerable reduction in the Company’s net loss.

As part of the strategic plan, the Company intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty.

In the course of the reported period, the Company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

In parallel, the company is continuing to expand the marketing of its products to BIM, the largest supermarket chain in Turkey.

The continuing high level of competition in the markets where the company is working to introduce and penetrate its brands calls for regular and significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in the KCTR statements of income. KCTR recorded an operating loss of approximately NIS 12.2 million (approximately $3.2 million) in the reported period, as compared with NIS 29.4 million (approximately $8.4 million) in the corresponding period last year.

The continued implementation of the strategic business plan, while strengthening the brands and recording a gradual growth in the Unilever distribution and sales platforms, in combination with increased exports and continuing cost reductions at the diaper plant – have rendered it possible to maintain the trend of improving operating profit, while reducing the operating loss for the tenth consecutive quarter – as mentioned above.

The above information pertaining to the KCTR business plans and their implementation constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as market conditions, legislation and various costs.

5.5.	New Power Plant

The new power plant project, intended to supply steam and electricity to the production system in Hadera and to sell surplus electricity to Israel Electric Company (IEC) and/or to private consumers, is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the delay in finalizing the engagement for the purchase of gas as mentioned above, is not possible to meet the milestones set in the contingent production license held by the company. During this waiting stage, the company has decided not to request an extension of the license and will instead acts to renew the license once progress is made in the purchase of gas for the power plant.

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The company is conducting negotiations with the gas suppliers in order to reach a long-term agreement at economically feasible prices.

The discovery of natural gas at the Tamar 1 and especially at the Dalit 1 sites off the coast of Hadera, along with the progress being made with the Egyptian gas franchise holder (EMG) and with the additional franchise holder Yam-Tethys – all serve to increase the probability of the signing of a gas supply agreement and the reawakening of the project.

The above information pertaining to trends in the energy sector, based on natural gas, constitutes forward-looking information as defined in the Securities Law, based on the Company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the size of the actual gas reservoir, as well as changes in gas prices worldwide.

B.	Report of the Results of Operation

1.	Aggregate Data

Regarding the consolidated data, see Section C(5), below.

Since the Company’s share in the earnings of associated companies constitutes a material component in the company’s statement of income (primarily on account of its share in the earnings of Mondi Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, we also present the aggregate data which include the results of all the companies in the Hadera Paper Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), without considering the rate of holding therein and net of mutual sales.

The aggregate sales during the reported period amounted to NIS 2,409.2 million, as compared with NIS 2,442.5 million in the corresponding period last year, representing a decrease of approximately 1.4%.

The aggregate sales in the third quarter this year amounted to NIS 790.4 million, as compared with NIS 823.9 million in the corresponding period last year, representing a decrease of 4.0% and as compared with NIS 788.8 million in the second quarter of the year.

The aggregate operating profit totaled NIS 186.7 million during the reported period, as compared with NIS 160.5 million in the corresponding period last year, representing growth of approximately 16.3%.

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The aggregate operating profit totaled NIS 68.7 million in the third quarter of the year, as compared with NIS 49.2 million in the corresponding quarter last year, representing growth of 39.6% and as compared with NIS 54.1 million in the second quarter of the year.

The growth in the aggregate operating profit, despite the erosion of selling prices at some of the companies, originates from the improved growth and profits in the group operations in packaging products, the continued growth and improved profitability at Hogla Kimberly in Israel and the continuing reduction in the operating loss in Turkey. In the current quarter, for the first time since 2004, a transition was made to operating profitability coupled with non-recurring income on account of a unilateral dividend at an associated company.

For the operations in Turkey – see also Section C(5)7 below – Company’s share in the earnings of associated companies.

2.	Details of the Various Operations

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberley Israel amounted to approximately NIS 924.7 million in the reported period, as compared with approximately NIS 914.8 million in the corresponding period last year, representing an increase of 1.1%.

The increase in sales over the corresponding period last year was primarily attributed to a quantitative increase, resulting from the ongoing expansion of market shares alongside the market growth, which was partly offset by the decrease in selling prices and the reduced market share in certain categories of premium products.

The sales in the third quarter this year amounted to NIS 298.7 million, as compared with NIS 306.7 million in the corresponding quarter last year and as compared with NIS 302.1 million in the second quarter of the year.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 155.0 million in the reported period, as compared with approximately NIS 126.6 million in the corresponding period last year, representing an increase of 22.4%.

The improvement in the operating profit in comparison to last year was due to the aforesaid increase in the quantities sold and the implementation of efficiency measures, alongside a significant increase in the output of some of the company’s manufacturing facilities, coupled with the global decrease in input prices. As an importer of both inputs and finished products, the Hogla Kimberly Israel results were adversely affected during the reported period, in relation to last year, on account of the devaluation in the average NIS exchange rate against the dollar between the periods.

The operating profit in the third quarter this year amounted to NIS 52.7 million, as compared with NIS 41.5 million in the corresponding quarter last year, representing growth of 27% and as compared with NIS 54.4 million in the second quarter of the year.

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The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 380.3 million (approximately $95.3 million) in the reported period, as compared with approximately NIS 313.6 million (approximately $89.3 million) in the corresponding period last year, representing an increase of 21%.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base and to bring about the resulting increase in sales and enhancement of the Huggies and Kotex brands.

See also section A(2)a(5.4) above with respect to the strategic investment in Turkey.

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sales of fine paper amounted to 137.6 thousand tons in the reported period as compared with 140.2 thousand tons the corresponding period last year, representing a decrease of 1.9%. Sales amounted to 45.3 thousand tons in the third quarter, as compared with 46.3 thousand tons in the third quarter last year and as compared with 43.5 thousand tons in the second quarter of 2009.

The sales turnover of fine paper amounted to NIS 511.9 million in the reported period, as compared with NIS 573.2 million in the corresponding period last year, representing a decrease of 10.7%. The sales turnover of fine paper in the third quarter of 2009 amounted to NIS 168.3 million, as compared with NIS 190.0 million in the corresponding period last year, representing a decrease of 11.4%, and as compared with NIS 161.6 million in the second quarter of 2009, representing an increase of 4.1%.

The operating profit of Mondi Hadera amounted to NIS 28.9 million in the reported period, as compared with an operating profit of NIS 27.4 million in the corresponding period last year. In the third quarter of 2009, the company’s operating profit amounted to NIS 13.0 million, as compared with an operating profit of NIS 9.8 million in the corresponding quarter last year, representing an increase of 32.7% and as compared with operating profit of NIS 10.5 million in the second quarter of 2009.

The increase in operating profit in the third quarter in relation to the corresponding quarter last year, despite the aforementioned decrease in sales, originated primarily from the 29% decrease in pulp prices, coupled with the improvement in the gross profitability of the sales of purchased paper by Mondi (15% in the third quarter as compared with 13% in the corresponding period last year), the focused and successful implementation of an efficiency program and savings in purchasing that serve to offset the impact of the erosion of selling prices by approximately 10%.

3.	Carmel Container Systems – Packaging and Board Products

The aggregate sales turnover of Carmel Container Systems (including Frenkel C.D.) amounted to NIS 356.7 million in the first nine months of 2009, as compared with NIS 394.8 million in the corresponding period last year. A decrease of 9.6%.

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During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 283.4 million, as compared with NIS 316.5 million in the corresponding period last year. A decrease of 10.5%.

The volume of quantitative sales in the corrugated board sector amounted to 111.1 million m² (58.6 thousand tons) during the reported period, as compared with 116.3 million m² last year (60.3 thousand tons). The decrease in the quantitative volume of sales is primarily attributed to the downturn in the local market and in the high-tech market as a result of the global crisis and as a result of customer attrition in the boards and slaughterhouse sectors due to competition, that was offset by a quantitative increase in sales to the agricultural sector in relation to the corresponding period last year.

The consolidated operating profit of Carmel Container Systems amounted to NIS 6.9 million in the reported period, as compared with an operating loss of NIS 5.8 million in the corresponding period last year. The improvement in Carmel’s operating profit is primarily due to the decrease in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The aggregate operating profit of Carmel Container Systems (including Frenkel C.D.) amounted to NIS 7.9 million in the reported period, as compared with an operating loss of NIS 4.4 million in the corresponding period last year.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 250.9 million in the reported period, as compared with NIS 322.1 million in the corresponding period last year. The division’s sales turnover in the third quarter totaled NIS 88.7 million, as compared with NIS 107.1 million in the corresponding quarter last year and NIS 81.7 million in the second quarter of the year.

The decrease in the sales turnover was partly due to the quantitative decrease in sales, both as a result of the downturn in the local market and the preparations for the development of new markets overseas, that shifted sales to export, the reduction in selling prices at Amnir and in the packaging paper segment, and the effect of dumping prices of paper imported from Europe (with respect to dumping and counteractions, see Section A(2)a(3), above).

The division concluded the reported period with an operating loss of approximately NIS 14.5 million, as compared with an operating profit of NIS 36.0 million in the corresponding period last year. The division’s operating loss in the third quarter of the year amounted to NIS 6.6 million, as compared with an operating profit of NIS 8.8 million in the corresponding quarter last year and an operating loss of NIS 8.1 million in the second quarter of the year.

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The deterioration in the operating profit in the reported period in relation to the preceding year, is primarily attributed to the aforesaid decrease in quantities sold and the reduction in selling prices caused by dumping. Consequently, extensive efficiency measures have been implemented at Amnir, at the packaging paper plant and at the plastic recycling plant, which helped to significantly offset the substantial loss incurred by the packaging paper segment and would lend support to the expected continued improvement this year.

In the third quarter this year, a new trend is evident, originating primarily from the improvement in the quantities sold, that were partially offset by lower selling prices during this quarter in the packaging paper sector.

Prices in the global market are expected to rise by 60-100 euro in the fourth quarter of the year. The sharp rise in packaging paper prices worldwide, that began in September this year, should they continue, are expected to affect the import prices to Israel and will enable the Division to raise prices accordingly and improve the profits, as early as in the coming quarter.

The above mentioned regarding the expected sale prices contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Company’s estimates at the date of this report. Part of these forward-looking statements or all of them may in fact not be realized, or differ considerably from the present forecasts as a result of factors, which lie outside the control of the Company, such as changes in the global markets as well as changes in demand and supply of paper products in the world.

5.	Graffiti –Office Supplies Marketing

Graffiti’s sales turnover during the reported period amounted to NIS 108.9 million as compared with NIS 96.4 million in the corresponding period last year, representing an increase of 13%.

In the reported period, Graffiti recorded an operating profit of NIS 2.9 million, as compared with an operating profit of NIS 2.8 million in the corresponding period last year. The increase in operating profit during the reported period originated primarily from the increase in sales as a result of the acquisition of the Yavne – Pitango client portfolio, coupled with a decrease in general and administrative expenses, along with efficiency measures and savings in purchasing.

At the beginning of August 2008, Graffiti purchased the operations of Yavne Pitango 2000 (1994) Ltd., which was also engaged in the marketing of office equipment and supplies to businesses and institutions in Northern Israel. The sales turnover of Yavne Pitango shortly before the execution of the transaction was estimated at NIS 20 million. The additional sales by Graffiti resulting from the operations of Yavne Pitango during the reported period amounted to approximately NIS 14.1 million.

Graffiti continues to implement its plan for growth in the marketing of office supplies to businesses market and is taking several courses of action in order to establish its position as a leader in this market:

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Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that serves to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

In 2010, Graffiti, together with other companies in the group, is scheduled to relocate to a modern and efficient distribution center in Modiin, that would allow to significantly cut operating costs, while enabling continued growth in sales and profit.

In the reported period, Graffiti continued the development of the IT platform that will enable the acceleration of growth and profit alongside the improvement of customer service, in complement to the transfer to the new and modern distribution site.

C.	UAnalysis of the Company’s Financial Situation

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla-Kimberly and Mondi Hadera were also recognized as independent segments (for further details, see Note 8 to the financial statements). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

Starting September 1, 2008, the financial statements of Carmel and Frenkel CD Ltd. (an associated company of Carmel’s and of the Company), are being consolidated within the Company’s financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and at Frenkel CD, indirectly, from 37.93% to 52.72% (for details see Note 15 to the annual financial statements as at December 31, 2008).

—	The cash and cash equivalents item rose from NIS 5.1 million on September 30, 2008, to NIS 22.3 million on September 30, 2009.

—	Designated Deposits decreased from NIS 257.1 million as at September 30, 2008, to NIS 113.8 million as at September 30, 2009. The decrease in deposits stems from the company’s purchase of equipment and fixed assets for the Machine 8 Project.

—	Trade receivables relating to the packaging paper and recycling segment decreased from NIS 109.0 million as at September 30, 2008 to NIS 82.9 million as at September 30, 2009. This decrease is due to the erosion of prices as a result of paper imported at dumping prices, a quantitative decrease in sales and the change in the composition of markets in which the company sells its products. In the packaging products and board sector, trade receivables decreased from NIS 191.1 million as at September 30, 2008, to NIS 174.8 million as at September 30, 2009. Accounts receivable for the office supplies marketing sector rose from NIS 45.2 million as at September 30, 2008, to NIS 51.1 million, as at September 30, 2009, as a result of growth in the volume of operations.

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—	Other receivables relating to the packaging paper and recycling segment decreased from NIS 109.3 million as at September 30, 2008 to NIS 93.3 million as at September 30, 2009. Other receivables relating to the packaging products and board sector increased from NIS 5.9 million as at September 30, 2008, to NIS 6.0 million. Other receivables relating to the marketing of office supplies segment decreased from NIS 3.6 million as at September 30, 2008 to NIS 2.5 million as at September 30, 2009.

—	Inventories of the packaging paper and recycling segment increased from NIS 48.4 million as at September 30, 2008 to NIS 75.5 million as at September 30, 2009. This increase is primarily attributed to the continuing increase in the inventories of wastepaper as part of Amnir’s preparation for the transition to the new packaging paper machine and the development of export markets and the securing of paper availability for overseas shipment. Inventories of the packaging products and the board sector decreased from NIS 77.9 million as at September 30, 2008, to NIS 59.8 million as at September 30, 2009. In the office supplies marketing sector, the Inventories item increased from NIS 19.8 million on September 30, 2008, to NIS 20.1 million on September 30, 2009, primarily as a result of the increase in the proportion of products imported from East Asia so as to improve profitability.

—	The investment in associated companies increased from NIS 314.3 million as at September 30, 2008 to NIS 337.8 million as at September 30, 2009. The principal components of the said increase consists primarily of the company’s share in the earnings of associated companies in the amount of NIS 78.6 million between the reported periods, offset by the company’s share in distributed dividend in the sum of NIS 37.1 million from an associated company and the company’s share in the declared dividend of NIS 9.5 million by an associated company, which led to a change in the total investment between the reported periods.

—	Short-term credit increased from NIS 36.7 million as at September 30, 2008 to NIS 91.8 million as at September 30, 2009 The increase stems primarily from the credit in the amount of NIS 40 million raised from institutional investors in 2009 and the assuming of short-term bank credit.

—	Other payables relating to the packaging paper and recycling segment decreased from NIS 87.7 million as at September 30, 2008 to NIS 86.3 million as at September 30, 2009. Other payables in the packaging products and board sector decreased from NIS 24.2 million to NIS 17.6 million as at September 30, 2009. In the marketing of office supplies, other payables decreased from NIS 6.5 million as at September 30, 2008, to NIS 4.7 million as at September 30, 2009.

—	The Company’s shareholders’ equity increased from NIS 743.0 million as at September 30, 2008 to NIS 836.1 million as at September 30, 2009. This change originated primarily from the net profit attributed to the company’s shareholders between the periods, in the sum of NIS 80.4 million.

1.	Investments in Fixed Assets

Investments in fixed assets amounted to NIS 279.7 million in the reported period, as compared with NIS 178.6 million in the corresponding period last year. The investments this year consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper machine (Machine 8), in the sum of NIS 260 million (NIS 68 million net of supplier credit). Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

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With respect to the examination of the need of impairment of assestsee note 3(f) to the financial reports.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 832.6 million as at September 30, 2009, as compared with NIS 828.2 million as at September 30, 2008. The long-term liabilities increased in relation to last year, primarily as a result of long-term loans that were assumed, designated for the financing of payments on account of Machine 8. This increase was offset as a result of the repayment of the old debenture series, coupled with the repayment of a capital note to an associated company and the cash flows from operating activities.

The long-term liabilities include primarily the following three series of debentures and long-term bank loans:

Series 2 – NIS 164.3 million, for repayment until 2013.

Series 3 – NIS 197.4 million, for repayment until 2018.

Series 4 – NIS 235.6 million, for repayment until 2015.

Long-term loans – NIS 234.3 million.

The outstanding short-term credit totaled NIS 91.8 million as at September 30, 2009, as compared with NIS 36.7 million as at September 30, 2008 and as compared with NIS 77.7 million as at December 31, 2008.

Subsequent to the balance sheet date, the company assumed a long-term loan denominated in NIS, from a bank, in the sum of NIS 56.5 million.

3.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option see note 4b(3) to the annual financial statements dated December 31, 2008.

The difference between the value of the liability according to the agreement – NIS 62.7 million – as compared with the value of the liabilities through fair value – NIS 13.5 million – amounts to NIS 49.2 million.

The liability on account of the Put option to the shareholder at the associated company as at September 30, 2009, September 30, 2008, and as at December 31, 2008, amounts to NIS 13.5 million, NIS 9.5 million and NIS 13.9 million, respectively.

On account of the Put option, other income of NIS 0.4 million were recorded during the reported period, as compared with other expenses of NIS 5.6 million in the corresponding period last year.

The principal factors behind the change in the fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the Hadera paper share that serve for the calculation of the value of the option.

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4.	The net income and the earnings per share attributed to the Company’s shareholders

The net profit attributed to the Company’s shareholders amounted to NIS 70.2 million in the reported period, as compared with net profit of NIS 59.5 million, that is attributed to the company’s shareholders in the corresponding period last year, representing an increase of 18.0%.

The net profit attributed to the Company shareholders during the reported period was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated Company that generated net revenues of NIS 8.4 million for the company. Moreover, a reduction in the Company’s share in the losses on account of the operations in Turkey (KCTR) compared with the corresponding period last year (see above, Strategic Investment in Turkey, as well as chapter C7, below) also contributed to the improved profitability.

The net profit for the third quarter this year amounted to NIS 35.4 million, as compared with a net profit of NIS 20.2 million in the corresponding quarter last year, representing an increase of approximately 75.2%.

Basic earnings per share amounted to NIS 13.86 per share ($3.69 per share) in the reported period, as compared with basic earnings per share of NIS 11.75 per share ($3.44 per share) in the corresponding period last year.

Diluted earnings per share amounted to NIS 13.86 per share ($3.69 per share) in the reported period, as compared with NIS 11.73 per share ($3.43 per share) in the corresponding period last year.

The basic earnings per share amounted to NIS 7.00 per share in the third quarter ($1.86 per share), as compared with earnings of NIS 3.99 per share ($1.17 per share) in the corresponding quarter last year.

The diluted earnings per share amounted to NIS 7.00 per share in the third quarter ($1.86 per share), as compared with earnings of NIS 3.98 per share ($1.16 per share) in the corresponding quarter last year.

5.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

Consolidated sales in the reported period amounted to NIS 654.4 million, as compared with NIS 447.2 million in the corresponding period last year, representing an increase of 46.3%, which was due mainly to the consolidation of the data of Carmel Container Systems and Frenkel C.D. in the reported period, in the amount of approximately NIS 351.9 million, as compared with their consolidation in part of the corresponding period last year, in the amount of NIS 38.4 million.

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Sales of the packaging paper and recycling sector amounted to NIS 193.6 million in the reported period, as compared with NIS 315.0 million in the corresponding period last year.

The reduction in the sales turnover of the packaging paper and recycling segment was due both to the decrease in sales of packaging and recycling as a result of the erosion of selling prices, (the sales of the segment are affected by the dollar-denominated import prices) and to the quantitative decrease in sales as a result of the import of packaging paper from Europe at dumping prices, the reduced volume of activity of corrugated board manufacturers, the diminished demands in the local market, the slowdown of Israeli exports, and the non-recurring reduction of inventories in the reported period by the manufacturers of corrugated board as a means to improve cash flows from operating activities.

The sales of the packaging products and board sector during the reported period amounted to NIS 351.9 million, as compared with their consolidation in part of the corresponding period last year in the amount of NIS 38.4 million.

Sales in the marketing of office supplies segment amounted to NIS 108.1 million in the reported period, as compared with NIS 93.8 million in the corresponding period last year, representing an increase of 16.0%, which was due to the continued implementation of the segment’s strategic growth plan by way of expanding the scope of customer.

In the third quarter, consolidated sales amounted to NIS 220.4 million, as compared with NIS 171.4 million in the corresponding quarter last year, representing an increase of 28.5%, which is mainly due to the consolidation of the data of Carmel Container Systems and Frenkel C.D. in the reported period, in the amount of approximately NIS 111.8 million, and as compared with sales of NIS 204.1 million in the second quarter of the year, representing an increase of 8.0%.

Sales in the packaging paper and recycling segment amounted to NIS 69.3 million in the third quarter of the year, as compared with NIS 98.5 million in the corresponding quarter last year, mainly as a result of the quantitative decrease in sales as a result of the import of paper from Europe at dumping prices during the reported period, the reduction of inventories by the manufacturers of corrugated board as a means to improve cash flows, adjustment to demands and preparations for the development of export markets in connection with the development of the new products as a substitute to pulp.

The sales of the packaging products and board sector amounted to NIS 111.8 million in the third quarter of the year, as compared with a partial consolidation in the amount of NIS 38.4 million in the corresponding quarter last year.

Sales in the marketing of office supplies segment amounted to NIS 39.3 million in the third quarter of the year, as compared with NIS 34.5 million in the corresponding quarter last year. This increase was due mainly to the expansion of the company’s customer portfolio in this market.

22

2.	Cost of Sales

The cost of sales amounted to NIS 561.6 million –85.8% of sales – during the reported period, as compared with NIS 351.3 million –78.6% of sales – in the corresponding period last year. The increase in the cost of sales originates primarily from the consolidation of the expenses of Carmel and Frenkel during the reported period, as compared with their partial consolidation last year.

The gross profit totaled NIS 92.8 million during the reported period, approximately 14.2% of sales, as compared with NIS 95.9 million, 21.4% of sales, in the corresponding period last year, representing a decrease of 3.2% in relation to the corresponding period last year.

The decrease in gross profit in relation to the corresponding period last year originates primarily from the erosion in the prices of packaging paper and as a result of the slowdown in the markets and the decrease in quantitative sales, coupled with a 4% increase in the price of water, that was offset by the lowering of paper collection costs and the procurement of raw materials, along with a 5% decrease in electricity prices. Additionally, the cost of sales included an amortization of NIS 3.2 million in excess cost, as a result of excess cost recorded from the acquisition of Carmel and Frenkel CD in 2008.

Labor Wages

The labor wages within the cost of sales amounted to NIS 153.2 million during the reported period, approximately 23.4% of sales, as compared with NIS 99.5 million last year, approximately 22.2% of sales.

The labor wages within the general and administrative expenses amounted to NIS 65.3 million during the reported period approximately 10.0% of sales, as compared with the amount of NIS 51.8 million last year 11.6% of sales.

The increase in the cost of labor wages in relation to the corresponding period last year originates primarily from supplemental labor wages in the amount of NIS 78.0 million, stemming from the consolidation of Carmel and Frenkel CD, as compared with NIS 9.2 million from their partial consolidation the corresponding period last year. Net of 30 labor expenses on account of Carmel and Frenkel, the labor expenses decreased by a rate of 1.1%.

Moreover, the cost of labor includes the labor expenses derived from the issue of options to executives and the allocation of the expenditure thereupon, at a cumulative rate of NIS 2.9 million during the reported period, an expenditure not involving cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers have mutually agreed to cut their wages by 8% to 10% in 2009, while senior employees have agreed that their wages be cut by 5%. The company also decided to freeze any raises in labor wages for employees under a personal employment contract in 2009.

23

3.	Selling, General and Administrative Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 77.6 million in the reported period –11.9% of sales – as compared with NIS 57.9 million –13.0% of sales – in the corresponding period last year. When neutralizing revenues, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 94.0 million.

The increase in selling, general and other expenses originated primarily from the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements, in the amount of NIS 40.2 million, as compared with their consolidation in part of the corresponding period last year, in the amount of NIS 4.5 million. The general and administrative expenses also included an amortization of excess cost in the amount of NIS 2.2 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the expenses of Carmel and Frenkel and net of nonrecurring expenses, the selling, general and administrative expenses remained at a level similar to their level during the corresponding period last year.

4.	Operating Profit

The operating profit totaled NIS 15.1 million during the reported period, 2.3% of sales, as compared with NIS 38.0 million, 8.5% of sales, in the corresponding period last year. The decrease in operating profits originated from the erosion of selling prices coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices that was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The operating loss of the paper and recycling sector amounted to NIS 4.3 million in the reported period, as compared with operating profit of NIS 30.9 million in the corresponding period last year, primarily as a result of dumping prices of competing imports, that served to erode the prices and quantities as mentioned above.

The operating profits of the packaging products and the board segment amounted to NIS 7.9 million, as compared with an operating loss of NIS 4.4 million in the corresponding period last year. The improvement in the operating profit in the sector is primarily due to the decrease in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The operating profit of the office supplies sector amounted to NIS 2.9 million, as compared with NIS 2.7 million in the corresponding period last year.

The operating profit amounted to NIS 1.2 million in the third quarter of the year, as compared with operating profit of NIS 7.9 million in the corresponding quarter last year.

The operating loss of the paper and recycling sector in the third quarter of the year amounted to NIS 3.8 million, as compared with operating profit of NIS 10.4 million in the corresponding quarter last year, as mentioned above, as a result of the continuing impact of dumping prices on sales in the sector.

24

The operating profits in the third quarter of the packaging product and board segment amounted to NIS 3.3 million, as compared with an operating loss of NIS 3.8 million the corresponding quarter last year, as mentioned above, primarily as a result of the continuing erosion of input prices.

The operating profit of the office supplies sector amounted to NIS 1.7 million, as compared with NIS 1.3 million in the corresponding quarter last year.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 14.8 million, as compared with NIS 11.9 million in the corresponding period last year, representing an increase of 24.4%.

The total average of interest bearing liabilities, net, carried to the Company’s financial expenses, decreased by approximately NIS 1 million by average between the periods 2008-2009. This decrease originated primarily from the positive cash flows from operating activities between the periods, net of the current investments in fixed assets.

The interest on the short-term interest-bearing credit decreased by NIS 1.6 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 2.8 million as compared with the corresponding period last year, as a result of the decrease in the balance of debentures following redemptions made to the holders of the debentures, and with hedging transactions on the CPI-linked debentures against the increase in the CPI, whose costs amounted to 0.3% per annum in 2009, as compared with 2.6% in 2008, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual index rose by 3.4% in the reported period.

Moreover, financial expenses of NIS 5.2 million were included last year on account of a currency transaction on the US dollar. Such expenses did not offset the financial expenses this year.

6.	Taxes on Income

Revenues from taxes on income amounted to NIS 6.0 million in the reported period, as compared with tax expenses of NIS 4.2 million in the corresponding period last year. The tax revenues originated primarily from the decrease in pretax profits in the amount of NIS 25.7 million, coupled with the change in the tax rates the following years that generated deferred tax revenues in the amount of NIS 9.4 million, that were offset as a result of recording a provision for taxes on account of events that were included the reported period.

7.	Company’s Share in Profits of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly.

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The Company’s share in the profits of associated companies totaled NIS 63.9 million during the reported period, as compared with NIS 36.6 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net income of Mondi Hadera Paper (49.9%) rose by NIS 2.4 million. The increase in profit originated primarily from an increase in the operating profit of Mondi that grew from NIS 27.4 million last year, to NIS 28.9 million this year, despite the erosion of prices as a result of imports at dumping prices, in light of implementing the aggressive efficiency program in operations and in purchasing, and the decrease in input prices. The net profit also grew as a result of recording tax revenues due to the change in the tax rate, in the sum of NIS 6.4 million, that was offset as a result of the increase in financial expenses during the reported period, as compared with last year, primarily as a result of the devaluation influence of the NIS against the US dollar, as an average between the reported periods.

–	The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 15.6 million. Hogla’s operating profit grew from NIS 126.6 million to NIS 155.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, innovating products and empowering the Company’s brands, a decrease in the prices of part of company inputs in view of the erosion of global commodity prices. Continuing efficiency measures across the company and growing savings in procurement also contributed significantly to the improved profit.

–	The Company’s share in the losses of KCTR (49.9%) was reduced by NIS 7.8 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation (see above – “Strategic Investment in Turkey”) that led to the continued reduction in the operating loss, from NIS 29.4 million last year to approximately NIS 12.2 million this year. In addition, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, the bank loans were repaid, and the financial expenses were reduced , thereby leading to an additional reduction in the net loss.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 133.0 million in the reported period, as compared with NIS 50.9 million in the corresponding period last year. The increase in the cash flows from operating activities during the reported period as compared with the corresponding period last year originated primarily from dividends received from an associated company in the sum of NIS 35.9 million, coupled with a decrease in working capital during the reported period, that amounted to approximately NIS 22.9 million, as compared with an increase of NIS 10.5 million last year. The decrease in working capital during the reported period originated primarily from a decrease in inventory levels, coupled with a, as a result of the lowering of purchasing costs that caused decrease in other payables.

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E.	Sources of Finance

See Section B2 – Financial Liabilities and further details in the table below.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group’s VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. True to September 30, 2009, the Company entered into hedging transactions in the sum of 15.5 million euro, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to long-term loans, in the total sum of NIS 389.0 million.

In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

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The company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credits insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

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Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at September 30, 2009:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-09	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
	In NIS thousands

Series 2 Debentures	(1,401)	(703)	(176,855)	709	1,423
Series 3 Debentures	(3,318)	(1,670)	(204,837)	1,692	3,406
Series 4 Debentures	(2,955)	(1,484)	(264,097)	1,499	3,011
Loan A - fixed interest	(171)	(86)	(25,180)	86	173
Loan B - fixed interest	(1,582)	(796)	(102,674)	805	1,620
Long-term loans and capital
notes - granted	195	98	50,874	(98)	(196)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2009).

Regarding the terms of the debentures and other liabilities – See Note 8 to the annual financial statements dated Dec-31-08.

Regarding long-term loans and capital notes granted – See Note 4 to the annual financial statements dated Dec-31-08.

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-09	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
	In NIS thousands

Cash and cash equivalents	199	100	1,993	(100)	(199)
Designated deposits	3,006	1,503	30,056	(1,503)	(3,006)
Other Accounts Receivable	443	221	4,425	(221)	(443)
Other Accounts Payable	(7,879)	(3,939)	(78,787)	3,939	7,879
NIS-€ forward transaction	9,055	4,785	541	(3,755)	(8,026)

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Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Sept-30-09	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
	In NIS thousands

Cash and cash equivalents	379	189	3,786	(189)	(379)
Other Accounts Receivable	1,396	698	13,956	(698)	(1,396)
Accounts Payable	(2,560)	(1,280)	(25,598)	1,280	2,560
Liabilities at fair value
through the statement of income	(1,354)	(677)	(13,540)	677	1,354

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 4d to the annual financial statements dated Dec-31-08.

Accounts payable reflect primarily short-term liabilities to suppliers.

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Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at Sept-30-09:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total

Assets

Cash and cash equivalents	16.5	-	3.8	2.0	-	22.3
Short-term deposits and investments	83.7	-	-	30.1	-	113.8
Other Accounts Receivable	382.1	1.0	14.8	4.4	8.3	410.6
Inventories	-	-	-	-	155.4	155.4
Investments in Associated Companies	17.6	36.7	-	-	283.5	337.8
Deferred taxes on income	-	-	-	-	30.8	30.8
Fixed assets, net	-	-	-	-	1,070.8	1,070.8
Intangible Assets	-	-	-	-	28.1	28.1
Land under lease	-	-	-	-	38.5	38.5
Other assets	-	-	-	-	2.3	2.3
Assets on account of employee benefits	0.8	-	-	-	-	0.8
Total Assets	500.7	37.7	18.6	36.5	1,617.7	2,211.2

Liabilities
Short-term credit from banks	91.8	-	-	-	-	91.8
Other Accounts Payable	230.6	-	27.9	78.8	-	337.3
Current tax liabilities	1.3	-	-	-	-	1.3
Deferred taxes on income	-	-	-	-	61.3	61.3
Long-Term Loans	203.8	30.5	-	-	-	234.3
Notes (debentures) - including current maturities	238.1	360.2	-	-	-	598.3
Liabilities on account of employee benefits	37.3	-	-	-	-	37.3
Liabilities at fair value through the statement of
income	-	-	13.5	-	-	13.5
Shareholders' equity, reserves and retained earnings	-	-	-	-	836.1	836.1
Total liabilities and equity	802.9	390.7	41.4	78.8	897.4	2,211.2

Surplus financial assets (liabilities)
as at Sept-30-09	(302.2)	(353.0)	(22.8)	(60.1)	738.1

Surplus financial assets (liabilities)
as at Dec-31-08	(157.4)	(389.0)	(12.6)	107.6	471.4

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

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G.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company’s auditing CPAs, who are instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager – Avi Brener, and CFO – Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions –if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

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The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements.

Zvika Livnat,	Avi Brener
Chairman of the Board of Directors	General Manager

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Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

HADERA PAPER LTD

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	September 30		December 31
	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)

Assets
Current Assets
Cash and cash equivalents	22,312	5,075	13,128
Designated deposits	113,819	257,118	249,599
Accounts receivable:
Trade receivables	308,797	345,279	318,926
Other receivables	101,750	118,760	100,888
Current tax assets	-	16,262	6,271
Inventory	155,392	146,104	168,755

Total Current Assets	702,070	888,598	857,567

Non-Current Assets
Fixed assets, net	1,070,800	714,605	767,542
Investments in associated companies	337,840	314,309	318,101
Deferred tax assets	30,776	19,623	29,848
Prepaid expenses with respect to an operating lease	38,480	35,538	36,344
Other intangible assets	28,085	32,569	31,519
Other assets	2,336	1,755	2,549
Employee benefit assets	824	* 559	624

Total Non-Current Assets	1,509,141	1,118,958	1,186,527

Total Assets	2,211,211	2,007,556	2,044,094

* Reclassified, see note 9.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		September 30		December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)

Liabilities and Equity
Current Liabilities
Credit from banks and others		91,803	36,735	77,655
Current maturities of long-term bonds and long term loans		141,093	79,554	76,469
Trade payables		228,595	168,008	195,020
Other payables and accrued expenses		108,645	* 118,405	* 104,943
Short term employee benefit liabilities		19,729	* 18,208	* 17,478
Other financial liabilities		-	32,380	32,770
Financial liabilities at fair value through profit and loss		13,540	9,474	13,904
Current tax liabilities		1,316	-	-

Total Current Liabilities		604,721	462,764	518,239

Non-Current Liabilities
Loans from banks and others		187,245	128,725	121,910
Bonds		504,244	587,592	554,124
Deferred tax liabilities		61,307	71,452	76,641
Employee benefit liabilities		17,595	* 14,051	* 15,551

Total Non-Current Liabilities		770,391	801,820	768,226

Capital and reserves
Issued capital		125,267	125,267	125,267
Reserves		306,795	294,417	299,949
Retained earnings		378,071	296,308	306,097

capital and reserves attributed to shareholders		810,133	715,992	731,313

Minority Interests		25,966	26,980	26,316

Total capital and reserves		836,099	742,972	757,629

Total Liabilities and Equity		2,211,211	2,007,556	2,044,094

* Reclassified, see note 9.

Z. Livnat	A. Brener	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business
Development Officer

Approval date of the interim financial statements: November 8, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Nine months ended September 30		Three months ended September 30		Year ended December 31
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

Revenue		654,405	447,180	220,371	171,394	673,484
Cost of sales		561,608	351,287	188,413	142,350	542,387

Gross profit		92,797	95,893	31,958	29,044	131,097

Selling and marketing expenses		52,822	28,147	17,840	12,494	45,674
General and administrative expenses		43,172	38,542	13,255	18,872	54,970
Other income, net	6	(18,346)	(8,768)	(381)	(10,213)	(4,898)

Total expenses		77,648	57,921	30,714	21,153	95,746

Profit from ordinary operations		15,149	37,972	1,244	7,891	35,351

Finance income		4,407	9,017	593	5,487	12,069
Finance expenses		19,215	20,928	5,406	6,268	27,112

Finance expenses, net		14,808	11,911	4,813	781	15,043

Profit (loss) after financial expenses		341	26,061	(3,569)	7,110	20,308

Share in profit of associated companies, net		63,893	36,644	28,988	10,873	51,315

Profit before taxes on income		64,234	62,705	25,419	17,983	71,623

Taxes on income	7	(6,025)	4,189	(10,434)	(1,231)	3,663

Profit for the period		70,259	58,516	35,853	19,214	67,960

Attributed to:
Company shareholders		70,161	59,479	35,445	20,177	69,710
Minority interests		98	(963)	408	(963)	(1,750)

		70,259	58,516	35,853	19,214	67,960

Earning for share:

Primary attributed to Company shareholders		13.86	11.75	7.00	3.99	13.77

Fully diluted attributed to company shareholders		13.86	11.73	7.00	3.98	13.77

Number of share used to compute the primary
earnings per share		5,060,774	5,060,774	5,060,774	5,060,774	5,060,774

Number of share used to compute the fully diluted
earnings per share		5,060,774	5,068,780	5,060,774	5,070,134	5,060,774

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)		(Unaudited)

Comprehensive Income	70,259	58,516	35,853	19,214	67,960

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	3,717	(14,996)	(1,158)	(14,996)	(2,306)
Actuarial profit (loss) and defined benefit plans, net	565	-	245		(1,501)
Revaluation from step acquisition	-	17,288	-	17,288	17,288
Share in Other Comprehensive Income of associated
companies, net	1,142	(20,274)	(826)	917	(28,094)

Total Other Comprehensive Income for the period, net	5,424	(17,982)	(1,739)	3,209	(14,613)

Total Comprehensive Income for the period	75,683	40,534	34,114	22,423	53,347

Attributed to:
Company shareholders	75,585	41,638	33,680	23,527	55,115
Minority interests	98	(1,104)	434	(1,104)	(1,768)

	75,683	40,534	34,114	22,423	53,347

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	(Unaudited)
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Nine months ended
September 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	4,234	685	70,666	75,585	98	75,683
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from
revaluation from step acquisition
to retained earnings	-	-	-	-	(1,308)	-	-	1,308	-	-	-
Share based payment	-	-	3,235	-	-	-	-	-	3,235	-	3,235

Balance - September 30, 2009	125,267	301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133	25,966	836,099

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the Nine months ended
September 30, 2008:
Total Comprehensive Income for the period	-	-	-	-	17,288	(15,392)	(19,185)	58,927	41,638	(1,104)	40,534
First transfer to consolidation - create minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(944)	-	-	944	-	-	-
Share based payment	-	-	4,383	-	`-	-	-	-	4,383	-	4,383

Balance - September 30, 2008	125,267	301,695	4,383	3,397	16,344	(16,027)	(15,375)	296,308	715,992	26,980	742,972

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	(Unaudited)
	NIS in thousands

Balance - July 1, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490

For the three months ended
September 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	(578)	(1,406)	35,664	33,680	434	34,114
Depreciation of capital from
revaluation from step acquisition
to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	495	-	-	-	-	-	495	-	495

Balance - September 30, 2009	125,267	301,695	9,462	3,397	14,600	(858)	(21,501)	378,071	810,133	25,966	836,099

Balance - July 1, 2008	125,267	301,695	2,461	3,397	-	(3,731)	(14,135)	275,589	690,543	-	690,543

For the three months ended
September 30, 2008:
Total Comprehensive Income for the
period	-	-	-	-	17,288	(12,296)	(1,240)	19,775	23,527	(1,104)	22,423
First transfer to consolidation -
create minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(944)	-	-	944	-	-	-
Share based payment	-		1,922		-	-	-	-	1,922	-	1,922

Balance - September 30, 2008	125,267	301,695	4,383	3,397	16,344	(16,027)	(15,375)	296,308	715,992	26,980	742,972

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the year ended
December 31, 2008:
Total Comprehensive Income for the
period	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation -
create minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from
revaluation from step acquisition to
retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227

Balance - December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended		Three months ended		Year ended December 31
	September 30		September 30
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Cash flows - operating activities
Profit for the period	70,259	58,516	35,583	19,214	67,960
Taxes on income recognized in profit and loss	(6,025)	4,189	(10,434)	(1,231)	3,663
Finance expenses recognized in profit and loss	14,808	11,911	4,813	781	15,043
Capital gain on disposal of fixed assets	(321)	(269)	(125)	(419)	(284)
Share in profit of associated companies	(63,893)	(36,644)	(28,988)	(10,873)	(51,315)
Dividend received from associated company	52,326	-	19,556	-	-
Income from repayment of capital note to associated company	(16,418)	-	-	-	-
Depreciation and amortization	58,308	39,409	19,292	17,136	59,784
Share based payments expenses	2,907	3,455	846	1,458	4,913
Gain from negative goodwill	-	(14,664)	-	(14,664)	(14,664)

	111,951	65,903	40,813	11,402	85,100

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	23,350	21,944	(34,527)	4,747	66,805
Decrease (Increase) in inventory	13,363	2,783	13,622	2,377	(19,868)
Increase (Decrease) in trade payables and other payables	(13,841)	* (35,173)	26,170	* (24,514)	* (16,923)
Increase (Decrease) in financial liabilities at fair
value through profit and loss	(364)	* 5,573	987	* 4,278	10,003
Increase (Decrease) in employee benefit liabilities	4,323	* (223)	(964)	* (3,647)	* (3,063)

	26,831	(5,096)	5,288	(16,759)	36,954

Tax Payments	(5,754)	(9,927)	(2,439)	(427)	(8,182)

Net cash generated by (used in) operating activities	133,028	50,880	43,662	(5,784)	113,872

* Reclassified, see note 9.

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Nine months ended September 30		Three months ended September 30		Year ended December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

Cash flows - investing activities
Acquisition of property plant and equipment	4	(279,689)	(178,633)	(62,136)	(50,445)	(230,053)
Acquisition of subsidiaries		-	(70,167)	-	(70,167)	(70,567)
Proceeds from disposal of fixed assets		1,752	719	722	535	825
Decrease (Increase) in designated deposits, net		138,780	(261,529)	(17,116)	(188,503)	(255,244)
Interest received		1,321	4,935	-	2,511	7,764
Prepaid expenses with respect to an operating lease		(2,318)	(1,421)	-	(24)	(2,622)
Acquisition of other assets		(142)	(1,750)	(142)	(1,750)	(2,770)
Associated companies:
Granting of loans to an associated company		(1,068)	(422)	(558)	(422)	(422)
Repayments of loans to an associated company		-	-	-	-	2,851

Net cash by used in investing activities		(141,364)	(508,268)	(79,230)	(308,265)	(550,238)

Cash flows - financing activities
Proceeds from issuing bonds		-	424,728	-	424,728	424,617
Short-term bank credit - net		14,148	(152,364)	(22,966)	(115,625)	(111,444)
Borrowings received from banks and from others		103,154	55,000	100,000	20,000	39,448
Repayment of borrowings from banks		(27,860)	(17,761)	(8,507)	(12,845)	(11,801)
Repayment of capital note		(32,770)	-	-	-	-
Deferred issuance expenses		-	-	-	247	-
Interest Paid		(30,617)	(7,381)	(26,936)	(2,622)	(20,360)
Repayment of bonds		(7,505)	(7,192)	-	-	(38,904)

Net cash generated by financing activities		18,550	295,030	41,591	313,883	281,556

Increase (Decrease) in cash and cash equivalents		10,214	(162,358)	6,023	(166)	(154,810)
Cash and cash equivalents - beginning of period		13,128	167,745	9,435	5,553	167,745
Net foreign exchange difference		(1,030)	(312)	6,854	(312)	193

Cash and cash equivalents - end of period		22,312	5,075	22,312	5,075	13,128

The accompanying notes are an integral part of the condensed consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 9.

B.	For further information read these concise reports in connection with the Company’s annual financial statements as of December 31, 2008 and the year then ended, and the accompanying notes.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – “interim financial statements”) of the Group were prepared in accordance with IAS 34 “Financial Reporting for Interim Periods” (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2008 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in section c below.

B.	The consolidated concise financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements

■	IFRS 8, Operating Segments

The standard, which replaces IAS 14 “Segment Reporting”, details how an entity must report on data according to operating segments. The standard, among other things, stipulates that segmental reporting of the Group will be based on the information that management of the Group uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard applies to annual reporting periods commencing on January 1, 2009, with retroactively restatement of comparative figures for prior reporting periods.

As for the reporting of the Group’s operating segments in accordance with the provisions of IFRS 8, including the retroactive restatement of data, see note 9.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. In the context of the amendment to this standard, changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, restatement and reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009. Pursuant to the provisions of the standard the Group published a report of comprehensive income on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders’ equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders. The first-time implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

■	IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with a significant period of eligibility or construction in the statement of operations, was cancelled. Those borrowing costs will capitalize to the assets cost. The standard apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009 or earlier, as defined by the Group.

The implementation of the Standard does not expect to have effect on the Group’s financial statements.

■	IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loss when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply, by way of prospective implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the interpretation does not expect to have effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	Amendment to IFRS 2, Share Based Payment– Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation.

The provisions of the amendment apply by way of retroactive implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

■	Amendment to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

■	Amendment to IFRS 7 “Financial Instruments: Disclosure”

The amendment expands the required disclosures regarding liquidity risk and measurement of fair value, while setting a three-level scale for the presentation of fair-value measurements.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. The provisions of the amendment apply by way of retroactive implementation. .

The implementation of the standard does not have any impact on the Group’s financial statements

■	Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments become effective as of the annual reporting period commencing January 1, 2009. The first time implementation of most amendments carried out by retrospective adjustment of comparative figures.

In context to the amendments that were made, some of the amendments are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Standards, amendments to standards and new interpretations that are in effect, which were applied in these financial statements (cont.)

■	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

(1)	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied prospectively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(2)	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, until the date of receipt of the services.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied retroactively.

The implementation of the Amendment Standard does not expect to have effect on the Group’s financial statements.

(3)	Amendment IAS 19 “Employee benefits”, which stipulates that an accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee’s right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

■	For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 2 to the annual financial statements of the Company as of December 31, 2008 and the year then ended:

(1)	IAS 27 (Revised) “Consolidated and Separate Financial Statements”

(2)	IFRS 3 (Revised) “Business Combinations”.

(3)	IAS 39 “Financial instruments: “Recognition and Measurement”

■	Amendment to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

The Amendment clarifies that, whenever a financial asset is declassified from the “fair value through profit or loss” group, the need to separate out its embedded derivatives must be reviewed. The provisions of the Amendments are applicable to annual periods ending on June 30, 2009 or thereafter and are to be applied retroactively.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

■	Improvements to International Financial Reporting Standards, 2008

The Improvements included the amendment of IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”. Pursuant to the Amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest.

The Amendment is applicable to reporting periods commencing January 1, 2010. Early adoption is permitted. Entities that opt for early adoption of the amendments are required to follow the provisions of IAS 27 (Revised). The Amendment is to be applied prospectively.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

■	Improvements to International Financial Reporting Standards, 2009

In April 2009, the International Accounting Standards Board (IASB) published a standard regarding Improvements to International Financial Reporting Standards 2009.

The Improvements include the amendment of certain Standards and Interpretations, which affects the presentation, recognition and measurement of various items in the financial statements.

The Amendments are largely applicable to annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The improvements include some Amendments that are likely, under certain circumstances, to have a significant effect on the financial statements. These are principally the following new or revised requirements:

(1)	Amendment to IFRS 8, “Operating Segments”, determines that disclosure is to be provided with respect to the measurement of the assets of a reportable segment only to the extent that such information is regularly reported to the chief operating decision-maker.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted. Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

(2)	Amendment to IAS 7, “Cash Flow Statements”, clarifies that only a cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

■	Improvements to International Financial Reporting Standards, 2009 (cont.)

(3)	Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease. Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the Amendment.

The Group leases land (other than investment property that is measured at fair value) from the Israel Land Administration under a capitalized lease. Amounts paid under said leases, aggregating NIS 38,480,000, NIS 35,538,000 and NIS 36,344,000 as of September 30, 2009, September 30, 2008 and December 31, 2008, respectively, which are presented under “prepaid expenses with respect to an operating lease”, are to be carried to fixed assets.

(4)	Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics.

The Amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

(5)	Amendment to IAS 39, “Financial Instruments: Recognition and Measurement”, limits the exemption from the implementation of the Standard solely to forward contracts between a seller and a buyer for the purchase or sale of an acquire under a business combination on a future purchase date, provided that the obtaining of the required approvals and the closing of the transaction do not exceed a reasonable period. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

Additionally, the Amendment clarifies that gains or losses attributed to a cash flow hedge in a forecast transaction are to be reclassified from shareholders’ equity to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment further determines that the early repayment option that is embedded in a host debt or insurance contract is invariably linked to the host contract, with the exercise increment of the early repayment option serving as an indemnification to the lender for the loss of interest. The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points) (*)

September 30, 2009	3.758	5.51	205.21
September 30, 2008	3.421	5.00	199.54
December 31, 2008	3.802	5.297	198.42

Increase (decrease) during the:	%	%	%

Three months ended September 30, 2009	(4.11)	(0.44)	1.26
Three months ended September 30, 2008	2.06	(5.39)	2.01
Nine months ended September 30, 2009	(1.16)	4.02	3.42
Nine months ended September 30, 2008	(11.05)	(11.65)	4.39
Year ended December 31, 2008	(1.1)	(6.39)	3.8

(*) Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS

a.	On March 19, 2009 a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the Board of Directors of the associated company.

b.	On March 19, 2009 capital note in the amount of NIS 32.77 million was repaid by the Company for an associated company (See also note 6 below).

c.	On May 25, 2009, the Company obtained credit in the amount of NIS 50 million from public institutions, bearing interest at the rate of Bank of Israel + 2%. The loans are for a period of two years, with an exit option being available to either of the parties every three months. On August 25, 2009 NIS 20 million was repaid, and on September 7, 2009 the company raised NIS 10 million at the same terms.

On July 2, 2009, the Company obtained long-term NIS credit from public institutions in the amount of NIS 100 million. The loan is for a period of 8 years, bears a nominal fixed interest of 6.3% and is repayable (principal and interest) in semi-annual installments.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

d.	On July1, 2009 a dividend in cash, in the amount of NIS 19.6, million, that was declared on February 26, 2009, was received from an associated company.

e.	On July 30, 2009, an associated company declared the distribution of a dividend in the amount of approximately NIS 19 million out of the unapproved retained earnings accumulated as of June 30, 2009. The Company’s share in the dividend is approximately NIS 9.5 million. (see note 10a s follow)

f.	Pursuant to the valuation that was conducted for the purpose of determining the proceeds of the sale of 21% of the company shares by the shareholder Discount Investments Ltd. to the other shareholder Clal Industries Ltd., it arises that the value of Hadera Paper as at June 30, 2009 is 47% higher than its shareholders’ equity. However, it follows from this valuation that the economic value of the operations in the packaging paper sector is apparently lower than its book value by approximately NIS 423 million. The surplus book value of this sector above its derived value as mentioned above, originates from the fixed assets.

In accordance with IAS-36, for the purpose of examining the need for a provision for impairment pertaining to the value of the packaging paper sector as a cash-generating unit, the company examined the use value on the basis of discounted cash flows, using a discount rate of 10.0%. The company subsequently estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

Moreover, it has come to the attention of the Company that in the said assessment, a value was attributed to the consolidated subsidiary Carmel Container Systems Ltd. (hereinafter: “Carmel”) on the basis of a transaction for the purchase of Carmel shares by the Company in September 2008, net of a controlling premium. This value is lower by NIS 48 million than the net asset value of Carmel in the company books as at September 30, 2009. Consequently, the company commissioned an external and independent appraiser to examine the need for a provision for impairment regarding the cash-generating unit – Carmel – on the basis of its use value, based on the discounted cash flows that are expected to be generated by the company, using a discount rate of 10.0%. It was found that the value of Carmel is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

The Company has attached the aforementioned reports of the assessors and the reports of the external appraiser to its financial statements.

NOTE 4	–	FIXED ASSETS

Acquisition of items of fixed assets

During the periods of Nine and three months ended September 30 2009, the Company became committed in agreements to purchase fixed assets at a cost of approximately NIS 279,689 thousands and NIS 62,136 thousands, respectively. During the periods of Nine and three months ended September 30 2008, the Company became committed in agreements to purchase fixed assets at a cost of approximately NIS 178,633 thousands and NIS 50,445 thousands, respectively. Most of the acquisitions of the fixed assets during the reported period, in sum of NIS 259,744 thousand (without suppliers’ credit in the amount of NIS 68,036 thousands), were made for Machine 8- a new machine for the packaging paper system. Total suppliers’ credit from acquired fixed assets amounted to NIS 83,426 thousands as of September 30, 2009 (and NIS 17,261 thousands as of December 31, 2008).

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 5	–	SHARE BASED PAYMENT

In January 2009, the Company’s Board of Directors approved the granting of 34,000 non negotiable option warrants to directors in subsidiaries under the 2008 Option Plan for senior officers in the Group, which had been approved by the Company’s Board of Directors in January 2008. The grant was executed on January 8, 2009 under the terms of Section 102 of the Income Tax Ordinance (capital gains track).

Each option is exercisable into one ordinary share of the Company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 0.3 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the Company.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	123.9
Exercise price (NIS)	223.965
Anticipated volatility (*)	31.01%
Length of life of the options (years)	3-5
Non risk interest rate	6.30%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the Company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the Company and past experience of the Company with employees leaving.

NOTE 6	–	OTHER INCOME, NET

On March 19, 2009 the Company recorded income of NIS 16.4 million in respect of a dividend paid to the Company only, which was distributed to the Company by an associated company against the allocation of preferred shares, as stated in note 3 above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 7	–	INCOME TAX CHARGE

On July 25, 2005, the Knesset (the Israeli parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which provides, inter alia, for a gradual reduction in the corporate tax rate down to 25% in the 2010 tax year and thereafter. On July 14, 2009, the Knesset passed the Economic Efficiency (Legislation Amendments to the Implementation of the Economic Program for the Years 2009 and 2010) Law, 2009, which provides, inter alia, for an additional gradual reduction in the corporate tax rate down to 18% in the 2016 tax year and thereafter. According to said Amendments, the corporate tax rates applicable in the 2009 tax year and thereafter are as follows: 2009 – 26%; 2010 – 25%; 2011 – 24%; 2012 – 23%; 2013 – 22%; 2014 – 21%; 2015 – 20%; and from 2016 onward – 18%.

The effect of the aforesaid change in the tax rate are reflected in the financial statements for the third quarter of 2009 in the reduction of the balance of deferred tax liabilities and the recording of tax income in the amount of approximately NIS 9.4 million, and increase in the share in profit of associated companies, net, in approximately NIS 6.2 million.

The tax income for the nine months period ended September 30, 2009 are NIS 6 million, approximately mainly due to the reduction of the balance of deferred tax liabilities and the recording of tax income, as a result of the effect of the Economic Efficiency Law as explained above.

NOTE 8	–	SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 “operating segments” (hereinafter –“IFRS 8”) as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group’s components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 “segment reporting”) required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The paper and recycling segment –generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 8	–	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Nine months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008	Jan- September 2009	Jan- September 2008

Sales to external
customers	163,090	223,568	107,402	92,536	344,859	385,205	1,298,017	1,215,856	495,854	562,354	(1,754,817)	(2,032,339)	654,405	447,180

Sales between
Segments	87,810	97,324	1,457	1,262	11,799	9,845	2,322	2,013	16,007	10,864	(119,395)	(121,308)	-	-

Total sales	250,900	320,892	108,859	93,798	356,658	395,050	1,300,339	1,217,869	511,861	573,218	(1,874,212)	(2,187,008)	654,405	447,180

Segment results	4,633	38,002	2,880	2,708	7,912	(4,355)	141,021	97,168	28,947	27,428	(170,244)	(122,979)	15,149	37,972

	Three months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	July- September 2009	July- September 2008	July- September 2009	July- September 2008	July- September 2009	July- September 2008	July- September 2009	July- September 2008	July- September 2009	July- September 2008	July- September 2009	July- September 2008	July- September 2009	July- September 2008

Sales to external
customers	57,642	72,854	39,123	34,297	108,758	121,285	415,115	418,024	162,940	185,580	(563,207)	(660,646)	220,371	171,394

Sales between
Segments	31,155	31,568	511	185	4,681	3,396	999	714	5,361	3,832	(42,707)	(39,695)	-	-

Total sales	88,797	104,422	39,634	34,482	113,439	124,681	416,114	418,738	168,301	189,412	(605,914)	(733,702)	220,371	171,394

Segment results	(3,777)	9,285	1,715	1,344	3,360	(3,749)	52,782	33,531	13,046	9,777	(65,882)	(42,297)	1,244	7,891

HADERA PAPER LTD

NOTES TO CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 8	–	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Year ended December 31, 2008
	NIS in thousands
	Paper and recycling	Marketing of office supplies	Marketing of office supplies	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total

Sales to external customers	273,436	129,068	500,069	1,605,376	717,424	(2,551,889)	673,484
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(166,008)	-

Total sales	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484

Segment results	37,773	3,233	(6,226)	135,753	34,090	(169,272)	35,351

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 9	–	RECLASSIFICATION

Comparative figures related to employee benefits days as of September 30, 2008 and December 31, 2008 were reclassified in these financial statements as follows:

a.	On December 31, 2008 NIS 17,478 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

b.	On December 31, 2008 NIS 1,119 thousand were reclassified from other payables to employee benefit obligations in current liabilities.

c.	On September 30, 2008 NIS 3,361 thousand were reclassified from other payables to employee benefit obligations in non-current liabilities.

d.	On September 30, 2008 NIS 15,282 thousand were reclassified from employee benefit assets to employee obligations in non-current liabilities.

e.	On September 30, 2008 NIS 16,633 thousand were reclassified from employee benefit obligations and NIS 1,575 thousand were reclassified from other payables to in non-current liabilities to employee benefit obligations in current liabilities.

NOTE 10	–	SUBSEQUENT EVENTS

a.	On October 1, 2009 a dividend in cash, in the amount of NIS 9.5 million was received from an associated company (see also note 3e above).

b.	On October 5, 2009, the company assumed a long-term loan in the sum of NIS 56.5 million, to be repaid within five years and carrying a variable interest rate of Prime + 1.5%. The principal and the interest are to be repaid in quarterly installments, except for the repayment of the first installment of the principal, which will be made six months after the receipt of the loan.

c.	On October 22, 2009 an associated company declared the distribution of a dividend in the amount of NIS 40 million out of the unapproved retained earnings accumulated as of September 30, 2009. The dividend will be paid during January 2010. The Company’s share in the dividend is approximately NIS 20 million.

October 28th 2009
910730

To:
Mr. Shaul Gliksberg
Hadera Paper Ltd.
Hadera

Dear Sirs,

Re:	Hadera Paper Ltd.
Valuation of paper machines (NO. 1,2,8)
fair market value at 30.9.09
(F.M.V.)
=====================================

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1.	Preface: Purpose of the appraisal report and assessor details

1.1.	Purpose of appraisal report and date of appraisal

I, the undersigned, Nachman Berenfeld Eng., have been requested by the management of Hadera paper Ltd. (hereinafter: the Company), to express my expert opinion as to the valuation of the so called fair value, that is, the pecuniary amount exchangeable by transaction, in good faith, between a willing buyer and seller, acting with due consideration, as at September 30th 2009 hereinafter the Date of Appraisal. This report was made for the purpose of being included in the Company’s financial statements put forth as under the Securities Regulations (compilation of annual financial statements), 1993 and in compliance with international Accounting standard IAS-36.

1.2.	Requestor of the appraisal report and assessor details:

This appraisal report was ordered by Hadera paper Ltd. on October 11th 2009 (hereinafter: the Date of Engagement). No material changes were made in the fair value estimate of the properties appraised herein between the Date of Engagement and the Date of Appraisal, as stated above. I deliver this report for the purpose of applying IAS-36. I consent that this appraisal report be incorporated in the Company’s financial statements. I declare and state that I have not been convicted of the offense mentioned in clause 222(a) of the Companies Law 1999, nor of any transgression of the Securities Law 1968.

1.3.	Assessor Details

Name of Assessor:	Nachman Bernfeld

Business Address:	3 Hachilazon St. Ramat Gan

Education

–	B.Sc. in mechanical engineering, 1974, license no. 18929, Tel Aviv University. Additional Courses:

–	Non-destructive testing, Technion

–	Prediction of industrial risks, Tel Aviv University

–	Advanced course in profit loss, London Insurance School

–	Specialization in damages to computer systems and repositories, TELA insurance company, Germany

–	Senior corporation directors' course, Lahav School of Management at Tel Aviv University

–	Membership in the Israeli Academic Appraisers Association

–	Fellowship in the Israel Association of Fire Investigators

3

Professional Experience

Since 1980, owner of a private engineering and assessors firm

Specializes in industrial appraisal for insurance companies, banks, receiverships, private companies, accounting firms, law firms, courts of law and others

Authorized assessor for government corporations and ministries such as the Investment Center and the National Insurance Institute of Israel

Performed valuations for the following corporations:

International – Makhteshim Agan, Metaltech, Tefron, Soda Club, Intel, Ormat, Elco and others

Various companies in the metal, chemical, semiconductors and energy industries as well as wastewater treatment plants, paper/cardboard mills, hi-tech, communication and biotechnology companies, power plants and more

Court-appointed arbitrator

Senior professor at the Insurance College, teaching courses in assessment, profit loss, risk management

1979-1980 – Israeli Military Industries, mechanical engineer, designing weapon systems for aircraft and vehicles.

1976-1979 – Ministry of Defense, machinery engineer and planed weapon system for Aircraft and ground equipment.

1.4.	Independence and fee

I hereby declare that I hold no interests in the valuated assets, that I am Independent of the company in question and of the requestor of the appraisal report, and that the outcome of this appraisal is extraneous to the terms of engagement between me and the requestor of my opinion, wherein my fee is not contingent upon the content of the report.

1.5.	Reference to experts and consultants

In this appraisal, no references were made to other experts or consultants.

1.6.	Visiting Company premises and physical verification of assets

I, the undersigned, visited Company premises and physically verified the assets during October 2009. In those visits I identified equipment items and registered their technical specifications.

My expert opinion is set forth hereunder.

4

2.	Overview

	2.1	The mass and volume of waste are one of the severest environmental issues the industrialized world faces, and Israel is no exception.

	2.2	Israel produces about 4.5 tons of refuse per annum, and amount growing at a rate of 4% yearly. A considerable part of this refuse consists of recyclable paper, plastic and metal wastes.

2.3

Presently, most of the waste is buried in landfills. This form of treatment occupies land reserves and causes environmental hazards; mainly sea pollution, smell and smoke nuisances, proliferation of pests – insects and rodents. With a view to prevent ecological detriment, at present as well as for the benefit of future generations, a trend has evolved in Israel and around the world of reducing the amount of sequestered waste. One of the best and most effective ways to do so is recycling.

2.4	Amnir is a subsidiary of Hadera Paper Group Ltd.

2.5	Hadera Paper Ltd. comprises several divisions:

—	Paper and cardboard – Hadera Paper

—	Recycling – Amnir Recycling Industries

—	Mondi – white paper.

—	Home products –Hogla Kimberly

—	Packaging division – Carmel Container Systems and Frenkel C D

Muchof the raw material used by the paper mills and Hogla-Kimberly is provided by Amnir Recycling Industries.

2.6	Hadera Paper Ltd. is Israel's leading paper and paper products manufacturer

2.6.1	The company was founded in 1951 by a group of visionary American investors, who sought to establish an import-replacing industry in Israel.

2.6.2	At first the company operated with just one paper machine. Over the years it grew and expanded to become a prominent business group involved in various areas of commerce.

2.6.3	The company was restructured as a holding group of companies, which enables each division thereof to focus on its particular niche in today’s highly competitive market.

5

2.6.4	Comprehending the effects of globalization and the Israeli market’s exposure, the group formed strategic partnerships with several leading international companies.

2.6.5

Through its subsidiaries, the group manufactures and markets a wide range of products: various kinds of stationery and printing paper, packaging papers, cardboard and corrugated cardboard containers, a line of home products including disposable paper products, absorbent tissues for babies and children, feminine hygiene products and other disposable commodities. Additionally, the group engages in providing office supplies for organizations.

2.6.6	Hadera Paper Products

The paper mill produces various kinds of paper which differ in composition, quality and use:

	1.	White paper – made of pure “virgin” cellulose – cellulose extracted directly from wood. This is the highest quality paper.

	2.	Brown wrapping paper – this is a recycled type of paper made from various paper wastes which are collected by Amnir from factories, supermarkets and residential bins. It is of an inferior quality.

	3.	Home products – manufactured by Hogla (in cooperation with Hadera Paper and the American company Kimberly) – toilet paper, tissues, and similar products – that one of is raw material is waste.

2.6.7	A major part of the group’s activity revolves around paper, cardboard and plastic recycling; employing advanced recycling-based technologies.

2.6.8	The group is a public company traded in AMEX and in the Tel Aviv stock exchange. The primary share holders is Clal Industries and Investments Ltd. of the IDB Group.

6

2.7	Hadera Paper Milestones

2.7.1

1950 – Israeli politicians, led by Pinchas Sapir, persuade four Jewish paper manufacturers – Josef Meizer, co-owner of Pulp and Paper, New York; Meir Astora of Italy; Leon Pepper of Brazil; and Max Freilich of Australia – to set up a paper mill to provide occupation for the hundreds of newcomers living in the Hadera area.

	2.7.2	1951 – American Israel Paper Mills Ltd. is established with an equity of about 2 million US dollars.

2.7.3

1953 – The first Israeli paper mill opens with one machine, producing stationery and printing paper. The inauguration slogan was “For out of Zion there shall go forth the law, and the paper out of Hadera.”

	2.7.4	1959 – The company issues its first IPO at the Tel Aviv stock exchange and at AMEX, New York.

2.7.5

1960 – Machine no. 2 – A second papermaking machine (machine no.2) is installed in the plant. The new machine produces stationery and newsprint. It increases the plant’s capacity. More employees are hired, and local workers gradually displace the foreigners employed hitherto.

	2.7.6	1966 – All the company workers are from Israel.

	2.7.7	1967 – Machine no.3 – A third papermaking machine is added, mostly producing paper for home use, such as tissues, paper towels and crêpe paper.

2.7.8

1969 – Looking to diminish the use of imported cellulose, American Israeli Paper Mills Ltd. establishes a subsidiary paper recycling company, Amnir, while developing techniques for removing ink from used paper.

	2.7.9	1969 – The subsidiary Hogla is established. It is the first Israeli company that produces toilet paper.

2.7.10

1976 – 77,000 tons of paper were produced that year. The plant incorporates a fourth machine (machine no. 4), producing stationery, printing paper and wrapping paper at a pace of 60,000 tons per year. It doubles the plant’s output and significantly reduces the need for import.

7

2.7.11

1980 – The company continues to evolve, and enhances the integration of recycled paper waste in production as part of its policy. Simultaneously, the company strives to develop more water-efficient production processes.

2.7.12	1981 – The subsidiary Hogla pioneers the manufacturing of disposable diapers in Israel. The product is branded Titulim.

2.7.13	1990 – This year marks a turning point in the company business and strategic activity. It begins cooperation with foreign companies and becomes international.

2.7.14

1992 – American Israeli Paper Mills (AIPM) purchased CUR’s part in Carmel Containers Systems in joint venture with RAND & WITNEY from the USA. Carmel Containers Systems produces corrugated cardboard for the board packaging industry and purchases the paper reels for the corrugated cardboard from AIPM in Hadera.

2.7.15

1996 – Through the subsidiary Hogla, Israel’s biggest non edible commodities producer, AIPM enters a strategic partnership agreement with global Kimberly Clark. The partnership still exists as Hogla Kimberly Ltd.

2.7.16	1999 – Through Hogla Kimberly, AIPM acquires the Turkish company Ovisan, as part of its expansion to the international market.

2.7.17

1999 – American Israeli Paper Mills commits to strategic collaboration with the Austrian paper manufacturer Neusiedler (now called Mondi) which specializes in photo paper, and paper for copying and office printing. Later, the company was renamed Mondi-Hadera Paper.

2.7.18

2000 – the Hogla Kimberly factory in Naharia is equipped with a new toilet paper machine, complementing the one in Hadera. The whole plant is converted to accommodate cutting edge technology at a cost of nearly 20 million USD.

2.7.19

2007 – Switching to natural gas – The Hadera Paper group is the first industrial company in Israel to embrace the use of natural gas. After ten years of planning and developing, the company taps into the natural gas pipe at the Hadera Power Plant. Thereafter, all installations at the Hadera plant run on natural gas.

2.7.20	2007 – New Horizons Project – The group directorate decides to use another machine (machine no. 8). The new machine is planned to begin operation in 2010.

2.7.21	2008 – The company officially renamed Hadera Paper Ltd.

8

Group Structure

Hadera Paper Ltd.
100%	100%	100%	89.3%	49.9%	49.9%
Graffiti Office Supplies and Paper Marketing Ltd.	Hadera Paper Industries Ltd.	Amnir Recycling Industries Ltd.	Carmel Container Systems Ltd.	Hogla Kimberly Ltd.	Mondi Hadera Paper Ltd.
100%	30.18%	100%	28.92% 28.92%	100%
Attar Marketing Office Supplies Ltd.	Cycletec Ltd.	Tri Wall (Israel) Ltd.	Frenkel CD Ltd.	KCTR (Turkey)

9

2.8	Hadera Paper Ltd.

2.8.1

This division manufactures and markets quality recycled packaging paper. The company plant at the group’s premises in Hadera produces some 150,000 tons of packaging paper a year and will produces 320,000 tons of packaging papers a year after machine no. 8 will be operate.

	2.8.2	The factory employs advanced technologies and its paper meets the strictest quality and environmental protection standards.

	2.8.3	The paper produced in this factory is used as raw material in the corrugated cardboard industry.

	2.8.4	Most of the products are floating, test liner and liner paper, of which the internal partitions of corrugated cardboard are made. About 80% of this output is sold in Israel, and the rest is exported.

	2.8.5	This paper is produced from recycled paper waste (cardboard and newsprint), most of which is collected around the country by Amnir Recycling Industries Ltd.

10

3.	Production Processes at the Hadera Plant

	3.1	The production process is consecutive and made up of the following stages:

		3.1.1	Manual sorting of the paper waste so as to remove non-paper refuse which might impede production.

		3.1.2	Rinsing the material with water, using sieves and filters.

3.1.3

Grinding the paper waste in a big grinder similar to a meat grinder (or a blade rotating against a mesh). The material is pushed through a series of perforated disks, with the apertures getting smaller and smaller in diameter.

		3.1.4	After the grinding, the material is thoroughly soaked in water so as to form a mash. The mash is heated to dissolve any glue and other materials present in paper waste.

3.1.5

The mash is thickened to a concentration of 30% (by pressing it against a rotating mesh)’ and then it is brayed until a homogenous mixture is attained. The thickening of the mash is done in order to enable braying.

3.1.6

Large quantities of water are added, resulting in a very thin mash with a concentration of 0.7% – 0.8%, at that point various substances are put in as needed: sodium hypochlorite and ammonium bromide are used to bleach the paper.

3.1.7

Starch and/or lime and/or aluminum ammonium sulfate are added to give the paper body and durability. The more lime put in, the whiter the resulting paper. But too much lime makes it crumbly. Variations in fiber length, kind and amount of additives yield different kinds of paper, as required. Usually different fiber lengths are mixed together; long fibers make for strong paper and short ones fill in the gaps and make it impermeable.

3.1.8

The drying is done over meshes, with vacuum pumps, blowing steam and finally pressing the paper with rolls, which determines the thickness and shape of the sheet. When paper gets completely dry it crumbles, so the mash is left with a small amount of moisture.

3.1.9

Paper production and recycling uses up large amounts of water. Most of the water is purified and reused due to water-economy considerations. This process entails testing for durability, impermeability etc.

11

4.	Main production lines in the Hadera site

	4.1	Paper Machine no. 1

		4.1.1	This machine produces corrugated cardboard. Paper width: 3.2 meters. Paper weight 120-200 grams per square meter. Top speed: 330 meters per minute. Make: BELOID (USA). Made in 1951.

		4.1.2	The machine was refurbished in 1995. The refurbishment included the installment of steam driers, felt system for the press, control and computer systems.

	4.2	Paper Machine no. 2

		4.2.1	This machine produces floating cardboard (corrugated). Width: 3.2 meters. Paper weight: 120 gram/m(2). Top speed: 700 meters per minute. Make: BELOID (USA). Made in 1960.

		4.2.2	Refurbishments

a. 1985 – head box, by ASHERWISE.
b. 1990 – additional upper mesh installed and head box ameliorated by METSO
c. 1996 – presses; including rolls set, by VOITH
d. 1996 – starch setup installation
e. 1996 – drying rolls installation

	4.3	Paper Machine no. 8

		4.3.1	This machine produces floating (corrugated) cardboard. Paper width: 5.45 meters. Paper weight: 80-140 gram/m2. Top speed: 1,000 meters per minute. 46 drying rolls. Make: VOITH. Made in 2007-2009.

		4.3.2	Technical specification
- Steam consumption: 1.5 tons of steam per hour per ton of paper
- Electricity: 320KW per hour per ton of paper
- Compressive strength: 120 gram/cm2
- Efficiency (production speed times the quality of output): about 94%.

		4.3.3	As at the Date of Appraisal, the machine is in final assembly stages. The head box has not been installed yet.

		4.3.4	The machine is undergoing mechanical break-in. Production is expected commence in the beginning of 2010.

12

5.	Principles and Method of Valuation

	5.1	During October 2009, I have visited Hadera Paper facilities and inspected the equipment and installations in the presence of company representatives.

	5.2	The fair value estimate of the equipment and installations at the Hadera Paper plants was procured in abidance with the following principles:

Fair Market Value – Equipment items machine no.8 and machine no.2 were appraised on the basis of selling price by a willing seller to a willing buyer less realization expenses. The valuation method and data by which this appraisal was made are specified in the appraisal clauses “machine no.8” and “machine no.2” hereunder.

5.3

The value of the equipment and machinery was relied on purchase invoices, technical specifications, refurbishments and maintenance works done on the installations and machines, technical drawings, depreciation forms and price quotes for equipment similar and/or equivalent to the appraised equipment.

5.4

Paper machine no.8 – To estimate the fair market value of this machine, we examined several projects of constructing similar machines in Africa and Poland. We were also furnished with a price quote by VOITH for a machine similar to the one in question and a price quote by SHARMA which deals in erection of similar machines around the world.

		A.	The first offer of VOITH was € 53,420,000 (without extra systems), after a while the price that was decided was € 45,377,000.

		B.	Similar project in Africa is around € 150,000,000 (years 2006-2007).

In NIS	825,000,000 NIS

Deduct – assembly (around)	100,000,000 NIS

Total	725,000,000 NIS

Total equipment is approximately estimated	700,000,000 NIS

C.

We valuated another project in Poland. It turn out that the machine in this project is bigger than Hadera papers has. Value of project € 280,000,000. In our valuation we consider the width differences between the two machines. The cost of machine no.8 is 50% of the machine in Poland – around € 140,000,000, or NIS 770,000,000.

13

D.

We were informed about a deal of a similar machine to machine no. 8 between a Chinese company and BELOIT company. Because of luck of budget the Chinese company declined the deal. After a while the machine was sold to another Chinese company for 10% higher than the original price.

E.

From internet sites such as RISI, the cost of constructing a similar printing machine in width 5.45 m, weight: 80-140 gram/m2, Top speed: 1,000 meters per minute is around € 150-€ 180 millions €. In shekels NIS 825,000,000 – NIS 990,000,000.

F.

We got a price quote from SHARMA who is installing the machine (SHARMA is an installing/dismantling paper Machines Company). According to its estimation, the cost of a similar machine is around € 110,000,000, or NIS 605,000,000.

G.

In addition, we received a purchase offer from VOITH for a paper machine 5m. Width, without extra equipment/components and housing structure excluded at the sum of € 100,000,000. Machine no. 8 is 5.45m. Width. We consider in our valuating to 5.45m. width machine so the price for 5.45m. Width machine is € 110,000,000. This amount was calculated to Shekels to the date of valuating 30.9.09. To this amount we add the extra components that were not included in VOITH offer.

14

Attached machine no. 8 valuation including the added systems/components:

Table A

Description	30.9.09
	NIS	NIS

Machine		605,000,000

2 cranes	5,000,000

compressors	2,000,000

Cooling towers	700,000

Water handling system	1,050,000

total	8,750,000

5% deduct - for selling expenses	(437,500)

total	8,312,500

total		613,312,500

Dismantling expenses		(30,000,000)

total		583,312,500

	86% execution	501,400,000

Total around		501,400,000

5% deduct		476,330,000
Total around		477,000,000

15

Explanations:

1	We deducted 5% for selling expenses of the missing components in VOITH quote.

2	We deducted from the machine’s amount 30 millions NIS for dismantling expenses.

3	Machine’s value for the date of valuation was decided by the percentage of execution at this date 30.9.09 – 86%,

4	In valuating the fair market value of machine no.8 we took a cautious estimate, and we deducted 5% of the item.

5	Since the appraisal of machine no.8 is based on a price quote, we deem the additional expenditure is negligible with respect to the estimate.

16

5.5	Machine no.2 – The appraisal of machine no.2 was done by comparing certain parameters thereof with corresponding parameters in machine no.8.

Comparison Table

No.	Parameter	Machine no.2	Machine no.8	Percentage of difference

1	Paper weight	120 g/m2	80-140 g/m2	–
2	Paper width	3.2 meters	5.45 meters	40%
3	Production speed	700 meters per minute	1,000 meters per minute	30%
4			Technological superiority	30%
5	Refurbishments	1960, 1996	2008

Estimated value of machine no.8 – 100%	583,000,000 NIS

Less the difference in width	40%

Less the difference in speed	30%
Less the technological differences	30%
Less operating wear and tear	45%

Total	94,271,000 NIS

Total (rounded) fair value appraisal including disassembly expenses, excluding construction-30.9.09	90,000,000 NIS

5.6	Machine no.1 – The machine has been in use for over 50 years. Its assessed value is its scrap and spare parts value.

17

6.	Valuation

In our opinion, the values of equipment in the listings enclosed herewith express willing purchaser-willing seller based transactions, where they are free of any lien or encumbrance.

6.1	Total fair market value of equipment – 30.9.09	569,500,000 NIS

(Five hundred and sixty nine million and five hundred thousand NIS)

The Fair Market Value of machines no. 1 : 2 : 8 for the date 30.9.9 sum to amount of NIS 569,500,000 and was found higher than the books value.

The valuation was done on machines no. 1 : 2 : 8 at the same methodology to 31.12.08 and was found higher than the books value.

Note:

The valuation does not include:
VAT
Real estate of any kind, including land reclamation and rights
Vehicles
Forklifts
Inventory and goodwill

Sincerely Yours,

Nachman Berenfeld – Engineer
Berenfeld International Loss Adjusters and Risk Management Ltd.

Enclosed: Summary of the values of paper machines’ equipment.

18

Appendix – Details regarding regulation 8b (d) and the third amendment to the Securities Regulations (periodic and immediate reports) (1970) – relating to value estimates

Identification of valuation subject

Subject of valuation is specified in the above document

Details of business relations

The work was ordered by Hadera Paper ltd.
The date of engagement is 11.10.2009.
The purposes of the work ordered are detailed above.
The appraiser name, his signature on the contact agreement and date are detailed above.
Details of the appraiser’s education are mentioned above.
The agreement of the appraiser to the inclusion of this report is detailed above.
Commission fees are free of dependency or conditions.

The determined value

The valuation is based on financial reports as of 30.9.09.
In light of the conclusions of the report sensitivity analyses are not required.
The valuated company’s capital is irrelevant.
The price of the company’s stock is irrelevant.
Details of the average price of the company’s stock in the past six months are irrelevant.

Method of Valuation

The description of the subjected equipment and systems is detailed above.
The facts, assumptions and calculations on which this report is based are included in this valuation.
As specified in this valuation the company has provided the appraiser with details investments as of 30.9.09.
The method and grounds for selection are detailed in the valuation.
The sources of information used for this valuation are detailed, I was not denied of any other valuable sources.

External Experts

This valuation was not based on substantially significant valuations of external experts.

19

Hadera Paper LTD
Summary of the values of paper machines’ equipment

No.	Description	30.9.09	Depreciation (%)

1	Hadera Paper LTD. Packaging Paper Machines excluding infrastructures

1.1	Machine number 1, 3.2m. Width year 1951, 330 m./minute speed	2,500,000	15%

1.2	Machine number 2, 3.2m. Width year 1960, refurbished 1985-1996, 700 m./minute speed	90,000,000	9%

1.3	Machine number 8, 5.45m. Width year 2007/9, 1,000 m./minute speed (in final assembly stages)	444,000,000	Depreciated for 25 years

1.4	Preparation of materials for machine number 8	33,000,000	Depreciated for 25 years

	Total	NIS 569,500,000

20

November 3, 2009

Reference: 2342.3.09

Real Estate for Machine Number 8

Block 10014

Parts of Parcels 97, 99, 100, 187, 188

Central Industrial Zone, Hadera

Assessment of Fair value

Expert Report

PART ONE – Purpose of Assessment Report

I was requested by Mr. Shaul Gliksberg, CFO at the Hadera Paper Mills corporation (formerly American Israeli Paper Mills Limited) (AIPM) to state my opinion as to the fair value of rights in the property under consideration, for the effective date of value.

The fair value, according to this appraisal, should reflect the price of transfer of the property in a transaction between knowledgeable, willing parties, unrelated, and acting independently.

The fair value should reflect market conditions at the time of the appraisal in conformance to International Financial Reporting Standards (IFRS), by appraisal of fair value of commercial real estate that reflects market conditions at a given date, as market conditions may change. The fair value is different from the value in use, as various factors may affect it.

The fair value of the real estate reflects, among other things, rental incomes from current leasing, basic and reasonable assumptions, and current and updated prices from transactions in similar markets, with adjustments to reflect changes in the economic climate since the time of those transactions.

The evaluation of fair value is for vacant property, free and clear of all debt, claims, liens and encumbrances, and of private ownership.

The date of communication with the ordering party of the appraisal was October 19, 2009.

The property includes a building in the final stages of construction. The appraisal of fair value, in accordance with the instructions of the ordering party of the appraisal, is with the premise that the work is complete.

PART TWO – The Appraiser:
Personal Information, Qualifications, and Work Experience
Name of Expert: Toby Gersh.

Workplace:	48 Menachem Begin Way, Tel Aviv. Telephone: 03-5373266.

Occupation:	Lawyer, Real Estate Appraiser, Economist.

Education:	BA in Economics and Business Management, Haifa University.

LLB, Ono Academic College.

Licensed Real Estate Appraiser: In accordance with the Real Estate Appraiser Law – 1962, Ministry of Justice License # 407.

Member of the Israeli Bar: In accordance with the Bar Association Law – 1961, License # 50489.

Associate Degrees:

1. Real Estate Appraisal and Property Management, Technion – Israel Institute of Technology
2. Continuing Education in Planning and Building Law and Local Authority Law, Institute for Continuing Legal Education, Tel Aviv University
3. Continuing Education in Real Estate Economics, Union of Local Authorities in Israel

Additional Professional Experience:

1997 – 2001 Taught at the College of Management at branches in Ashdod, Raanana, and Bene Brak in the subjects of:

1. Real Estate Appraisal
2. Planning and Building
3. Israel Land Administration (ILA)

2003-2005 Committee Member, Real Estate Appraisers Association in Israel
2003-2005 Chairman of Committee for Professional Appraisal Guidelines, Real Estate Appraisers Association in Israel
2004 Assisted in preparing preliminary guidelines for the preparation of appraisal reports for real estate investment trusts (RIET) for the Real Estate Appraisers Association in Israel
2006- Committee Member, Academy for the Research and Application of Property Appraisal in Israel
2008- Member, Planning and Building Forum, Israeli Bar Association

Professional Affiliation

1. Member, Real Estate Appraisers Association in Israel
2. Member, Academy for the Research and Application of Property Appraisal in Israel

Work Experience:

1.	Approved by Government Property Appraiser/Ministry of Justice to prepare appraisal reports for all government offices and bodies associated with the State of Israel.

2.

Gathered information for professional guidelines for the real estate appraisal department of the Ministry of Justice, including guidelines for the preparation of reports for the valuation of parking lots.

3.	On the list of appraisers approved to prepare reports for clients of Union Bank, and also on the list of building inspectors.

4.	Preparation of appraisal of fair value report, in conformance with International Financial Reporting Standards (IFRS) for IDB Group.

5.	Preparation of appraisal report for Mekorot Israel National Water Co.

6.	Preparation of appraisal report for Jewish National Fund.

7.	Preparation of appraisal report for the municipalities of Rishon Lezion, Rehovot, Ramle, and Lod.

8.	Preparation of economic appraisal report for the Economic Corporation for Rishon Lezion Ltd., including the inspection of plans of economic projects related to property.

9.	Preparation of appraisal report for Egged Transportation Cooperative in Israel Ltd.

10.	Consulting to law firms, including Shoob & Co., Abraham Bar, Herzog, Fox and Neeman, Caspy & Co., Hartavi, Borenstein, Basson & Co., and Ofer Shapir & Co.

PART THREE – Agreement

I hereby grant permission for this report to be included in the financial reports of the company, whose purpose is the valuation of fixed assets of Hadera Paper, for the purpose of inclusion in financial reports of the company prepared in accordance with Securities Law Regulations 1993 (Preparation of Annual Financial Statements) in conformance with IAS-36 and to be published.

I declare and note that I have not been found guilty of any offense listed in paragraph 222(A) of Corporate Law 1999, nor any offense delineated in Securities Law 1968.

PART FOUR – Statement

I hereby declare that there is no dependency and/or obligations between the ordering party and the undersigned, except for an indemnity to the undersigned on the part of Clal Industries and Investments Ltd. for indemnity in the event of a claim related to fair value valuations of fixed assets for purchase price allocation (PPA) as long as it is not determined that the undersigned opinion was not done negligently or willfully or intentionally. In addition, the fee of the undersigned was not conditioned by any result. It should be noted that the undersigned did not conduct a valuation of the company in the past. Moreover, as at the date of the professional opinion, I was not forwarded any opinions prepared by other appraisers regarding the compound, despite my having approached the company, other than the opinion for the ILA, as described below.

PART FIVE – Date of Property Inspection
1.	The inspection of the property and its surroundings, and the visit to the offices of the local Board of Planning and Building, Hadera, took place on October 25, 2009 and was conducted by Mr. Shlomo Chaim. Moreover, the undersigned also conducted visits on October 19, 2009 and November 4, 2009.

PART SIX – Effective Date of Value

The effective dates of value for the report are the following dates:

1. December 31, 2008

2. September 30, 2009

PART SEVEN – Description of Property and Surroundings

1. General

Block	10014

Parcel	97	99	100	187	188

Area[1]	Approximately 21,000 sq. meters

Description of Property	Building housing Machine Number 8

Intended Function	Report requested by the corporation

Location	Central Industrial Zone, Hadera

1 The properties constitute a section of the complex that houses Hadera Paper. The complex constitutes a large industrial compound, and the property under consideration is located in the northeast of the compound, with no physical, zoning, or legal boundary between them and the other areas of the complex, which include, but are not limited to, manufacturing, storage, office space and unique infrastructure, including a wastewater purification plant and an electricity generating plant using natural gas. In accordance with the instructions of the corporation’s accountant, this report covers a portion of the corporation’s compound. The actual property area reflects the building lines of the structure. Where there was no building line preserved due to the proximity to another structure, half of the space between the buildings was considered part of the property.

2. Description of Surroundings

The property under consideration in this report is located in the Central Industrial Zone in Hadera. The industrial zone is located in the north of the city Hadera.

The industrial zone is bounded on the east by Hadera River, on the west by the North/South Highway 4, on the north by the northern industrial zone, and on the south by the southern industrial zone. In the area there are industrial buildings, between one and three stories high.

It should be noted that the industrial zone serves traditional manufacturing purposes, primarily for Hadera Paper and Alliance Tires. In addition the area is characterized by several trades, alongside garages and industrial buildings.

The area is completely developed, including but not limited to roads, sidewalks, street lamps, sewage etc.

It should be emphasized that the business environment enjoys demand primarily from corporations in need of large areas. Nevertheless, the supply of available real estate is low. It should be noted that to the north of the industrial zones an alternate industrial zone was established – Caesarea Industrial Zone. This area also enjoys considerable demand. Nevertheless, the Caesarea industrial zone is new in relation to the Hadera industrial zone and therefore enjoys a slightly higher level of prices in relation to Hadera.

3. Description of Property

The property under consideration forms part of the complex which houses the Hadera Paper Mills factory, whose total area is over 300,000 m2. The complex constitutes a large industrial compound and enjoys unique infrastructure, including a wastewater purification plant and an electricity generating plant using natural gas. The property under consideration is located in the northeast of the compound, with no physical, zoning, or legal boundary between them and the other areas of the complex, which include, but are not limited to, manufacturing, storage, and office space.

The property consists of a number of parcels in Block 10014, totaling about 21,000 sq. meters, with direct access from the street through a wide entrance gate and guard booth. The property is in the shape of a backward “L”, and is located south and east of the road adjacent to the Hadera Paper Mills factory complex.

The building rises to a height of about 24 meters, and is made of poured concrete. The building is in the final stages of construction and is built at a high standard, specialized for a specific use and heavy capacity. The building consists of five levels, on a built area of 16,248 sq. meters, of which 14,090 sq. meters are primary, and 2,158 sq. meters are service areas, as well as adjacent buildings and storage areas totaling approximately 6,809.49 sq. meters. The total area of the central constructed building and service areas totals 23,059 m2.

It should be noted that the contour area of the buildings is approximately 7,184.44 sq. meters gross area, in addition to storage facilities in a built area of 6,809.49 sq. meters, with the total contour area of the buildings totaling 13,993.93 sq. meters. These measurements are according to the measurement tables attached to the requests for building permits.
The main building includes 3 wings, as follows:

The central wing has a length of approximately 200 meters, a width of approximately 24 meters, and a height of approximately 24 meters. It is built above a mezzanine. It should be emphasized that the central wing does not have any pillars, and is an open space where machinery that serves the corporation is installed. According to information received from the project’s building inspector, the floor of this wing is meant to withstand a weight of up to approximately 12 tons per sq. meter. The wing contains two bridge cranes with a track across the length of the ceiling.

The east wing will house office space and a visitor center. It should be emphasized that the offices are built to high quality, as is standard for office space. Additionally, this wing is air conditioned, and compressors have been installed on the roof.

The west wing will serve the control of the machinery installed in the central wing. In part of this wing a floating floor is installed.

The property includes a building in the final stages of construction. The estimate of fair value is with the premise that the work is complete.

Property Map:

PART EIGHT – Legal Status

As mentioned above, the assessed property constitutes a part of a large compound, covering a total area of over 300,000 m2. The total compound includes a large number of parcels. The assessed property however includes five parcels, with most of the assessed property lying within parcels 97 and 188. Consequently, the assessed property does not only constitute part of a larger compound but actually ranges over a part of five different parcels, for which a leasing contract exists in its entirety.

Following below is a detail of the legal standing relating to these five parcels.

1. Real estate registration

According to land registry documents retrieved from the Internet on November 3, 2009, it emerges, inter alia, as follows:

Parcel	Registered Area	Owner	Lease	Notes

97	25,017 sq. meters	Jewish National Fund	American Israeli Paper Mills Limited (in full)	49 years according to a contract dated 1959

99	4,483 sq. meters	State of Israel	–	–

100	10,500 sq. meters	State of Israel	–	Expropriation of Part of the Parcel – Approximately 1,050 sq. meters

187	3,882 sq. meters	Jewish National Fund	–	–

188	20,466 sq. meters	Jewish National Fund	American Israeli Paper Mills Limited (in full)	49 years according to a contract dated 1964

2. Leasing Contracts

Lease contracts pertaining to the property under consideration were presented to me. From the documents it emerges, inter alia, as follows:

A.

According to a lease contract presented to me, dated September 1, 1976, between the Israel Land Administration (“Lessor”) and American Israeli Paper Mills Limited (“Lessee”), the following details, inter alia, emerge:

From May 2, 1976 the property was turned over to the Lessee for the purpose of erecting storage facilities for the existing factory.

Place	: Hadera
Area	: 4,900 sq. meters
Block	: 10014
Parcel	: 100 (Part)
Purpose of Lease	: Storage facilities for existing factory
Lease Period	: 49 years, beginning May 2, 1976, ending May 1, 2025
Renewal of Lease	: The Lessee may request a renewal for an additional 49 years
Initial Lease Payment	: 80% of the basic value of the property
Basic Lease Payment	: 2,450 Israeli Liras

B.

According to a lease contract that was shown to me, dated February 25, 1977, between the Israel Land Administration (“Lessor”) and American Israeli Paper Mills Limited (“Lessee”), the following details, inter alia, emerge:

In accordance with a preliminary agreement dated May 27, 1976 between the parties of this agreement, the property was turned over to the Lessee for the purpose of erecting an expansion of the existing factory.

Place	: Hadera
Area	: 1,290 sq. meters
Block	: 10014
Parcel	: 187
Purpose of Lease	: Expansion of existing factory
Lease Period	: 49 years, beginning November 11, 1975, ending November 10, 2024
Renewal of Lease	: The Lessee may request a renewal for an additional 49 years
Initial Lease Payment	: 80% of the basic value of the property
Basic Lease Payment	: 465 Israeli Liras

C.

According to a lease contract that was shown to me, dated February 6, 2007, between the Israel Land Administration (“Lessor”) and American Israeli Paper Mills Limited (“Lessee”), the following details, inter alia, emerge:

On the property there exists a building or buildings that were erected prior to the effective date of the lease agreement.

Place	: Hadera
Area	: 5,503 sq. meters
Block	: 10014
Parcel	: 70 (Part), 96 (Full), 99 (Part) as per Plan HAD/812
Purpose of Lease	: Expansion of existing factory
Building Capacity	: 6,603.0 sq. meters
Lease Period	: 49 years, beginning December 14, 2006, ending December 13, 2055
Renewal of Lease	: 49 years, beginning at the date of lease termination
Purpose	: Industry and Manufacturing

The Lessee is aware that parcels 70 and 99 are designated in the Land Registry as roads. The Lessee is aware that he is obligated to prepare, at his own expense, a plan for the purpose of registry, to submit it for the approval of the appropriate authorities, and to receive their approval, so that the registry will be fixed by the Lessor.

It should be clarified that until the Lessee registers the above mentioned division, the Lessee will not be able to register his rights at the Land Registry.

D.

According to a lease contract that was shown to me, dated April 28, 2008, between the Israel Land Administration (“Lessor”) and American Israeli Paper Mills Limited (“Lessee”), the following details, inter alia, emerge:

According to the original lease contract, the property was leased to the Lessee, including everything that was built on it properly and attached to it properly and permanently, for the purpose and for the building capacity stated in the original lease agreement.

The lease period stated in the original lease contract has ended, and the Lessee has requested from the Lessor to extend the lease for an additional lease period, for the stated purpose and building capacity.

Place	: Hadera
Area	: 20,466 sq. meters
Block	: 10014
Parcel	: 188 (Full) as per Plan HAD/812
Purpose of Lease	: Industry and Manufacturing
Building Capacity	: 24,559 sq. meters
Original Lease Period	: beginning June 1, 1959, ending March 31, 2008
Lease Period	: 49 years, beginning April 1, 2008, ending March 31, 2057
Purpose	: Industry and Manufacturing

E.

According to a lease contract that was shown to me, dated June 23, 2008, between the Israel Land Administration (“Lessor”) and American Israeli Paper Mills Limited (“Lessee”), the following details, inter alia, emerge:

According to the original lease contract, the property was leased to the Lessee, including everything that was built on it properly and attached to it properly and permanently, for the purpose and for the building capacity stated in the original lease agreement.

The lease period stated in the original lease contract has ended, and the Lessee has requested from the Lessor to extend the lease for an additional lease period, for the stated purpose and building capacity.

Place	: Hadera
Area	: 25,000 sq. meters
Block	: 10014
Parcel	: 97 (Full) as per Plan HAD/812
Purpose of Lease	: Industry and Manufacturing
Building Capacity	: 30,000 sq. meters
Original Lease Period	: beginning April 1, 1958, ending March 31, 2008
Lease Period	: 49 years, beginning April 1, 2007, ending March 31, 2056
Purpose	: Industry and Manufacturing

PART NINE – Building Permits

In a visit to the local Board of Planning and Building, Hadera, building permits and requests for building permits were located for various buildings in the compound.

The following are the details relevant to the property under consideration:

Building Permit 198/08 dated September 11, 2008 permits the construction of a five story facility for Paper Machine 8, a paper storage facility and shipping dock.

According to the area tables attached to the request, it emerges, inter alia that the built-up area is as follows:

Building	Total Area

Machine Building B Primary Area	14,090.33 sq. meters
Service Area	2,158.49 sq. meters
Automatic Storage Facility + Ramp	2,799.34 sq. meters
Open Shipping Dock	3,419.10 sq. meters
Guard Hut	26 sq. meters
Resource Hut	273 sq. meters
Containers (tanks)	292.05 sq. meters

Total	23,058.31 sq. meters

The building consists of five levels, on a built area of 16,248 sq. meters, of which 14,090 sq. meters are primary, and 2,158 sq. meters are service areas, as well as adjacent buildings and storage areas totaling approximately 6,809.49 sq. meters.

It should be noted that the contour area of the buildings is approximately 7,184.44 sq. meters gross area, in addition to storage facilities in a built area of 6,809.49 sq. meters, with the total contour area of the buildings totaling 13,993.93 sq. meters. These measurements are according to the measurement tables attached to the requests for building permits.

Note: At the time of the inspection of the property, it appeared that the construction conformed to the building permit. Additionally, at a meeting with the ordering party of the assessment, it was reported to me that the actual construction conformed to the permit. The report is on the assumption that the complete construction is actually such.

PART TEN – Zoning Status

According to information received from the local Board of Planning and Building, Hadera, the following zoning applies to the property under consideration:

1. Mandate Plan HAD/35 (published for validation from February 4, 1941)

Descriptive plan of Hadera. In accordance with the plan, parcels in the area for public space are presented.

2. Plan HAD/248 (published for validation in Publication 645 from January 22, 1959)

The purpose of the plan is to classify land included in the plan for manufacturing and industry.

In accordance with the blueprint of the plan, most of the property under consideration is classified for manufacturing and industry, to which the following, inter alia, applies:

Minimum Lot Size	: In accordance with decision of the local board.

Maximum Building Area	: 40%.

Maximum Number of Floors	: In accordance with decision of the local board.

Building Lines	: Side – 3 meters or 8 meters, Back – 3 meters.

3. Plan HAD/812 (published for validation in Publication 3922 from September 15, 1991)

Among the purposes of the plan, allocation of industrial zone, allocation of storage and commercial service area, allocation of public building area, and more. The plan defines the purposes and uses of the property under consideration, factories and factory areas, garages, workshops, office and commercial service buildings, a gas station, and more – in conformance with the national descriptive zoning plan.

In accordance with the blueprint of the plan, most of the property under consideration is classified for manufacturing and industry, to which the following, inter alia, applies:

Minimum Façade Width	: 18 meters.
Minimum Lot Size	: 1000 sq. meters, or according to the blueprint.
Land Contour	: 55%.
Maximum Number of Floors	: 3.
Maximum Building Area	: 120%.
Building Lines	: Front – 5 meters, Side – 4 meters, Back – 6 meters.
Underground Levels

: In the industrial zone, it will be permitted to erect underground levels that will contain a working shelter in accordance with Home Front Command regulations, and parking for the building. These areas will not be included in the construction percentage. Underground storage facilities will also be permitted, provided that they are included in the construction percentage.

Instructions for large factories in the Industrial Zone:

1.	Building instructions will be as in industrial zone, as delineated above.

2.	Building permits will not be issued for the manufacturing sector unless a detailed site plan is prepared by a surveyor, including all buildings in the area.

3.	A blueprint will be prepared for registry purposes which will unite all parcels in the factory borders and will transfer the difference to the local municipality for public purposes[2].

4.	A building plan will be prepared for the entire area of the factory, which will include reference to parking, unloading, and environmental guidelines.

This plan comes in place of, and voids, Plan HAD/248.

4. Plan HAD/450E (published for validation in Publication 4783 from July 11, 1999)

The purpose of the plan is to change construction guidelines and define service areas for buildings in all areas of the city in accordance with their uses. The plan defines service areas in the industrial zone as follows:

Above the effective entry level

Stairs and Entryways	: 5% of primary area

Technical services	: 15% of primary area

Below the effective entry level

General Services	: 20% of ground floor area

Parking	: up to 200% of lot area

2 It should be noted that a building permit was received for the building that houses Machine 8, without this precondition having been met. It would appear that this precondition was ignored by the regional Council and this precondition was therefore not given any weight in this opinion.

5. Plan HAD/MAK/812G (published for validation in Publication 4855 from February 13, 2000)

This plan affects parcels 97,100,187,188 in Block 10014. Among the purposes of the plan, joining and separation according to Paragraph 62 A (A)(1) of the law3. Additionally, the plan changes the building lines of the existing buildings. The plan does not change building rights. All new construction or expansion will be according to Plan HAD/812.

PART ELEVEN – Model of Fair Value for Commercial Real Estate

The report is for fair value, in conformance with International Financial Reporting Standards (IFRS).

The fair value of commercial real estate as a fixed asset is the price of transfer of the property in a transaction between knowledgeable, willing parties, unrelated, and acting independently.

An assessment of fair value reflects market conditions at a given date, assuming that the transfer of the property and the completion of the deed are simultaneous.

The fair value of commercial real estate should reflect, inter alia, rental incomes from current leasing, and basic and reasonable assumptions that reflect the assumptions that a knowledgeable, willing buyer and a knowledgeable, willing seller would make in light of current market conditions and in light of the specific considerations applicable to the property under consideration, including conditional rental fees, etc.

The definition of fair value relates to a knowledgeable, willing buyer and a knowledgeable, willing seller, meaning that both the willing buyer and the willing seller received reasonable information regarding the commercial real estate, its characteristics, the practical uses of the property, the potential uses, and the market conditions for the effective date of value.

3 It should be noted that in 2008 a permit was received while ignoring the joining and separation. It would appear that this subject was ignored by the regional Council and the subject of joining and separation was therefore not given any weight in this opinion.

The best proof of fair value is, in general, current prices in a comparable, active real estate market, in the same location, and under the same conditions, subject to similar lease and other contracts (comparison transactions).

In the absence of current market prices in an active real estate market, information from other sources should be weighed, including:

1.	Current market prices in an active real estate market of different nature, location, or conditions, adjusted to reflect those differences.

2.	The most current prices of similar property, in a less active market, adjusted to reflect the differences in market conditions from the time that transactions at those prices were taking place.

3.

Discounting of cash flow forecasts, based on reliable future cash flow, supported by the conditions of the current lease or other contract, and, when possible, by external indicators such as current rental rates in the same location and situation, using discount rates that reflect current market assessments of the uncertainty of the amount and timing of cash flow. In the event that there are differences between the fair value determined by the above mentioned sources, the reason for those differences should be determined in order to reach a better estimate of fair value that is within the range of reasonable estimates.

In contrast to value in use, fair value reflects knowledge and estimates of a knowledgeable, willing buyer and a knowledgeable, willing seller, and does not reflect specific influences on a specific entity for the present owner. Therefore fair value does not reflect the following factors:

1.	Added value from the creation of a real estate portfolio.

2.	A combination of commercial real estate and other property.

3.	Legal assets or restrictions relevant only to the current owner.

4.	Tax benefits or tax burdens specific to the current owner.

PART TWELVE – Principles and Considerations

In stating my opinion as to the fair value of the property under consideration, I took into account, inter alia, the following:

1.	Taken into account is that the property is located in the Central Industrial Zone, Hadera.

2.	Taken into account is that the property is located in an area characterized by manufacturing, particularly traditional manufacturing.

3.

Taken into account is that the property comprises part of a complex that houses Hadera Paper Mills. The complex constitutes a large industrial compound and the property under consideration is located in the northeast of the compound, with no physical, zoning, or legal boundary between it and the other areas of the complex, which include, but are not limited to, manufacturing, storage, and office space.

According to the guidelines set out by the corporation’s accountant, the report covers a portion of the corporation’s complex which includes a new building in the final stages of construction. Due to the fact that the property under consideration constitutes a part of the compound, costs of separation from the compound as a whole were not included in the appraisal.

Here is the place to note that the building was constructed to suit the particular needs of the corporation. Nevertheless, it is worthwhile to emphasize that even if the machinery is not installed in the building, the structure can still serve other manufacturing needs, stressing the high level of finishing details planned for the asset.

It should also be emphasized that the building was designed for heavy capacities, and could serve other corporations in the manufacturing sector, stressing the fact that the availability of such industrial buildings is limited, that the industrial zone we are considering is located in the center of the country, and that the property is located at the edge of the compound, with direct access to a public thoroughfare.

4.

Taken into account is the level of the development and infrastructure in the area in general, and the compound that is the location of the property under consideration, in particular. We emphasize that there exists access to the real estate from the street, through an entrance gate for vehicles and a security booth. Furthermore, the real estate, as opposed to other real estate that was taken into consideration for the purpose of comparison, is characterized by unique infrastructure, including a wastewater purification plant and an electrical generation plant based on natural gas.

5.	Taken into account are the rights in the property, as delineated above.

6.	Taken into account is the area of the property, as delineated above. It should be noted that the area of the property is approximate, and is calculated by two options, as follows:

a.

Actual property area, taking into consideration the building lines. Where there is no current building line, due to its proximity to another building, half of the space between the buildings was considered part of the property area.

b.	Property area, taking into account the zoning requirement of a maximum 55% contour (of primary area).

The appraisal is consistent with the first option, which is the option that includes the lot of approximately 21,000 m2.

7.

At the time of the inspection of the property, it appeared that the actual construction conformed to the request for the building permit. Additionally, at a meeting with the ordering party of the report it was reported to me that the actual construction did conform to the permit and that a certificate of completion (Certificate 4) has not yet been issued.

8.	Taken into account are the applicable zoning regulations, particularly the possibilities for building.

9.

Taken into account are current prices and prices from a variety of other sources, and rentals in the area for a variety of property uses. We are dealing with an active real estate market, prices in the same location and under the same conditions subject to similar property rights, as well as information from a variety of sources, current market prices in an active real estate market of a different nature, location, or conditions (or that is subject to different rights and/or liabilities), adjusted to the property under consideration to reflect those differences. Due to the uniqueness of the building and the fact that it is new and built to high standards, relative to industrial buildings, the appropriate adjustment coefficients were taken into account for the comparison transactions.

10.

The property includes a new building, suited for the purpose of industrial manufacturing. In assessing the value of the property the three accepted approaches for estimating the market value of real estate were considered, to the degree of relevancy of each approach, as follows:

	A.	Direct Comparison Approach (Market Approach)

This appraisal approach is based on an estimate of the market value of the property under consideration, relying on transactions that were completed for other properties, similar in nature in, inter alia, location, type, involved risk, and marketability. The final appraisal according to this approach is reached by applying the appropriate coefficient for the property under consideration in relation to the comparison transactions.

	B.	Income Approach (Income Capitalization Approach)

In this approach the market value of the property under consideration is determined by the capitalization of income received over a long period of time. The capitalization is achieved using a rate suitable for the type of property under consideration, the level of risk involved in the property, and other factors.

	C.	Cost Approach (Physical Value Approach)

In this approach the fair value of the property under consideration is determined on the basis of the expected costs of creating a property similar to the property under consideration. In other words, the valuation arrived at by this approach is the value of the land plus the costs of construction and improvements that were done on the property, minus depreciation of all types (physical, economical, and functional).

The appraisal of the property was through a combination and comparison of information from the above mentioned approaches, adjusted for the type of property, and the purpose and conditions of the appraisal. However, following the instructions of the Company’s CPA, the direct comparison method and the income approach were taken into account. The cost approach served exclusively for examining the overall feasibility of the result.

11.	The report is correct for the following dates:
	A.	December 31, 2008
	B.	September 30, 2009

12.

The report was prepared for the fair value of the property as built and ready for use on the effective dates of value. It must be stressed that the property includes a building in the final stages of construction. The appraisal of fair value is with the premise that the work is complete. It should be noted that according to a budgetary estimate of the ordering party of this report, the total cost of completion of the building is approximately NIS 6 million. To clarify, we are dealing with the final stages of finishing touches, the development of the lot, including finishing up the plumbing pipes, covering the area near the building with asphalt, and covering the outer walls with a curtain wall and metal plating.

Additionally, the high standard was taken into account, including, inter alia, the covering of the building façade in the office wing area with a curtain wall.

13.

According to information received from the ordering party of the report, there exists a liability for betterment tax to the local council, since part of the betterment tax has yet to be settled and is currently under discussion with the local counsel. According to a preliminary examination that I conducted, I found that the liability concerns a plot of approximately 50,000 m² and that the total liability can reach up to NIS 2 million, covering the entire aforementioned area. Consequently, the total exposure for betterment tax can reach up to NIS 800,000.

14.

Regarding expected payments to the Israel Land Administration (ILA), it was taken into account that most of the land lies within parcels 97 and 188. Regarding these parcels, there exists a capitalized leasing contract terminating in 2056 (parcel 97) and in 2057 (parcel 188). At the date of termination of the leasing contract, according to the 50 year terms practiced by the ILA, a new leasing contract will be drawn covering 80%, at which time it will also be possible to capitalize the remaining 20% of the value of the land, net of development. If we take into account the present value of the expected capitalization upon termination of this leasing term, according to the 50 year terms practiced by the ILA, then the present value of the capitalization is marginal and falls within the range of standard assessment error. Moreover, even the comparison transactions pertaining to the sale of real estate are, for the most part, based on land leased from Israel Land Administration. Consequently, the present value of the expected payment to Israel Land Administration upon termination of the leasing period is inherent in the selling prices of the comparison transactions. In other words, it is reasonable to assume that the market has already taken this payment into account and has in fact deducted it from the selling prices. Alternately, the capitalization of leasing fees has already taken into account a risk coefficient, including this payment which is marginal in relation to the value and will for the most part be deferred by 47-48 years.

15.	The appraisal is stated in New Israeli Shekels (NIS) and does not include VAT.

PART THIRTEEN – Current Prices and Prices for Comparison in the Area

It will be noted that all of the information presented here for existing buildings is for second hand properties, (not new buildings). However, the property under consideration contains a new, unique building, built to high standards relative to the comparison properties. Therefore, the appropriate coefficient (addition) should be considered, relative to the transactions being compared.

1.	For the purpose of price evaluation, the following is a presentation of properties for sale in the area:

Address	Constructed Area	Asking Price (NIS)	Floor	Notes

North Industrial Zone	80	310,000	Ground	Presently rented to a bakery $400
North Industrial Zone	300	1,600,000	Ground	Additional 50 sq. meter gallery
North Industrial Zone	650	1,420,000	2 of 2	Additional 100 sq. meter gallery
HaZagag St.	500	2,000,000	Ground
Emek Hefer Industrial Zone	2200	9,500,000	Ground + 2nd floor
North Industrial Zone	50	165,000	Ground

Note: The above prices are prior to adjustment for age, area, location, type of building, floor, etc.

2.	Analysis of Values per sq. meter (direct comparison approach)

Address	Floor	Constructed Area	Asking Price (NIS)	Notes	Price per constructed m2 (NIS)

20 Baalei Melacha St.	Ground	350	1,600,000	Sale	4,571.43
22 HaZagag St.	Ground	500	2,000,000	Sale	4,000.00

				Average:	4,285.71
				Deduction for Negotiation:	0.90

				Rounded per m2:	3850.00

In light of the small number of comparable transactions, sales and supply, and in order to supplement the value assessment, a survey was conducted of sales of industrial compounds in industrial zones throughout the country. From the survey the following, inter alia, emerges:

Date	Location	Purpose	Area in m2	Constructed Area in m2	Sale Price (NIS)	Per constructed m2 (NIS)

June 3, 2009	North Industrial Zone, Lod	Manufacturing and Storage	9,000	4,690	18,700,000	3,987
January 27, 2009	Ashdod	Logistical Building	15,200	6,500	21,500,000	3,308
January 8, 2009	Netanya	Manufacturing	8,000	3,000	13,500,000	4,500
Average:						3,932

It emerges from the table that the value determined by comparable transactions in the area of the property under consideration reflects the range of values of other industrial compounds that were sold. Similarly, for every compound that was sold, adjustments should be made for location, age of building, and building and maintenance quality. Therefore the range of values is reasonable, and the value per sq. meter used in the calculations is on the basis of properties in the area.

Comparison transaction from the adjacent Caesarea Industrial Zone:

Transaction for the sale of a Logistic Compound in Caesarea about a year ago

Selling price				NIS 27,000,000	(excl. VAT)

Area of land		12,000	m2
Constructed area		5,500	m2
Value coefficient		1.00	equiv.

Equiv. constructed m2			5,500	Equiv. constructed m2
Assuming building is 1 floor
Available land reserve	6,500	m2
Coefficient	0.05	Equiv.
Constructed m2 equivalent, logistic yard in industrial terms			325	Equiv. constructed m2

Total constructed m2 equivalent				5,825	Equiv. constructed m2

Value of constructed m2 equivalent				NIS 4,635	Equiv. constructed m2
Adjustment for size of transaction (from large volume comparison transaction to equiv. value per m2) – supplement				1.05	Equiv.
Adjustment for location (in our case – deduction for location)				0.95	Equiv.

Value of constructed m2 equivalent – logistic center				NIS 4,624	Equiv. constructed m2
Supplemental construction costs – from logistic center to our property		NIS	800
Supplemental development profit for extra construction			1.2

Total surplus expenses that carry a return				NIS 960	Equiv. constructed m2

Total value of constructed m2 in the property being assessed (as new)				NIS 5,584	Equiv. constructed m2

3.	Survey of rental rates:

	a.	Rental rates in the vicinity

A rental agreement was signed three months ago, pursuant to which Hogla Kimberly[4] rented real estate from a third party. The rental agreement is for a storage space. The area of the building is 6,000 m2 and its height is 12 meters. The building is located on a plot of land totaling 12,000 m2, facing the property being assessed. The rental agreement is for a period of 13 years, with an extension option. The rental fees are NIS 25 per constructed m2 per month.

Analysis:

Hogla Kimberly Transaction

Rental fees per month	NIS 25.00 per month for constructed area of 6,000				NIS 150,000	(excl. VAT)

Area of land		12,000	m2
Constructed area		6,000	m2
Value coefficient		1.00	equiv.

Equiv. constructed m2			6,000	Equiv. constructed m2
Assuming building is 1 floor
Available land reserve	6,000	m2
Coefficient	0.05	Equiv.

Constructed m2 equivalent, logistic yard in industrial terms			300	Equiv. constructed m2

Total constructed m2 equivalent					6,300	Equiv. constructed m2

Rental fee constructed m2 equivalent					NIS 23.81	Equiv. constructed m2

Adjustment for size of transaction (from large volume comparison transaction to equiv. value per m2) – supplement					1.05	Equiv.
Adjustment for location (in our case – deduction for location)					1.00	Equiv.

Rental fee constructed m2 equivalent – logistic center					NIS 25.00	Equiv. constructed m2

4 Hogla Kimberly is an associated company of the ordering party.

b.	Demanded Rental rates in the vicinity

Address	Floor	Built up Area	Asking Rent (NIS)	Notes	Rent per constructed m2 (NIS)

27 Baalei Melacha St.	Ground	100	2,000	Rent	20.00
20 Baalei Melacha St.	Ground	350	6,000	Rent	17.14
North Industrial Zone	Ground	370	10,000	Rent	27.03
				Average:	21.39
				Rounded:	21.40

It should be noted that the readily available sources of information for actual rental transactions for relatively short terms (several years) are incredibly sparse. Consequently, for the purpose of controlling the feasibility of the result, I have also taken into account the supply of buildings for rent, while also considering a deduction for negotiations between the parties.

c.	Rental agreement at Caesarea Industrial Park

According to a rental agreement that was brought to my attention, Carmel Container Systems[5] rented a compound in the Caesarea Industrial Zone. The rental agreement is for an area of about 90,000 sq. meters, including a three story office building, beside a factory building divided into three large spaces. The total constructed area is approximately 43,000 sq. meters.

This is an industrial building built at very high quality. Most of the space is covered with asphalt to withstand high stress levels, and part of the courtyard is gardened. The compound is gated, and includes automatic doors and gates, as well as a fire sprinkler system. The rental rate is NIS 1,100,000 per month.

5 Carmel Container Systems Ltd. is a subsidiary of the ordering party.

The following is an analysis of the equivalent rental rate per constructed sq. meter for industry:

Monthly Rental Rate						NIS 1,100,000
Lot			90,000	m2
Built Up			43,000	m2
Estimated Contour			39,000	m2
Offices on Floors 2-3	4,000	Sq. Meters
Offices on Floor 1 (Assumed)	2,000	Sq. Meters
Total Assumed Office Space			6,000	m2

Office space percentage of building	14%	(this is reasonable)

Coefficient for offices that serve the company	1.5	Equivalent
Estimated office area	6,000	Sq. Meters

Total office equivalent in manufacturing terms				9,000	Equivalent built up sq. meters
Manufacturing (Assumed)				37,000	Equivalent built up sq. meters

Empty space (Assumed)	51,000	Sq. Meters
Coefficient	0.05	Equivalent

Equivalent built up sq. meters for yard for logistical purposes in manufacturing terms				2,550	Equivalent built up sq. meters

Equivalent built up space						48,550

Rental rate for equivalent manufacturing sq. meter						NIS 22.66
Deduction for size	0.9					NIS 25.17
Location Adjustment (Caesarea is better than Hadera)	1.05					NIS 23.85

It should be emphasized that the transactions for comparison are for large properties, while the extrapolation needs to be per equivalent sq. meter. Therefore, the rental rate per sq. meter in a large lot should be adjusted to a rental rate equivalent per sq. meter, which will serve as the basis for the appraisal of the property.

d.	Demanded Rental rates in the vicinity

In accordance with data obtained from a corporation possessing considerable real estate for rent, that also holds rights to industrial buildings and logistic warehouses in the Caesarea Industrial Park, the rental fees charged by this corporation in the Caesarea Industrial Zone area are equal to NIS 26-27 per m2 per month.

Given an adjustment for location, a deduction of 5% should be applied to the assessed property, thereby arriving at average rental fees of NIS 23.75-25.65 per m2 per month

	e.	Survey by Mann Properties

According to a survey of Mann Properties for October 2009, it arises, inter alia, that rental rates for a sq. meter of industrial space in Netanya[6] are equal to NIS 32.90 per sq. meter per month.

4.

An appraisal report was prepared on behalf of the Israel Land Administration, for the purpose of renewal of a lease for Parcel 173 m2 in Block 10014, which forms part of the corporation’s compound. The report was prepared by the appraiser Gideon Perlman on December 16, 2008. The report covers an area of 1,733 sq. meters, with building rights of 120% for industrial purposes. From the report it emerges, inter alia, that the land value (for December 2008) is NIS 600,000, per dunam (1,000 m2), including development costs of NIS 400,000 per dunam, exclusive of development and of VAT.

Note: The property under consideration was leased many years ago. To the best of my knowledge, at the time of the lease full development costs were not paid up front as they are today. In the event that the lessee could not prove that he paid up front for the development, he would be required to pay the local authorities at the time of the development or at the time of exercising the rights. Therefore, in our case we should consider the cost of land without development, and then add the costs of development for actual construction. It should be stressed that for the building permit for Machine Building Number 8, a development tax was paid in addition to building fees to the local municipality.

6 The Netanya Industrial Zone, as opposed to the central industrial zone in Hadera, also includes the permitted use of industrial buildings for office space.

5.	Summary of Comparison Data

Value of second-hand land

Source	Property	Price	Comments

Supply of properties in the area	Constructed m2 ground floor	NIS 3,850/m2	After deduction for negotiation
Survey of various industrial zones in central Israel	Constructed m2 ground floor	NIS 3,922/m2	For feasibility of result
ILA assessment of value at the company’s compound[7]	Value of m2 ground	NIS 400/m2 land, w/o development	For value at cost approach
Logistic center transaction in Caesarea	Value of constructed m2	NIS 5,624/m2 constructed, ground floor	Adjusted for our property

Second-hand Rental Fees

Source	Property	Rental fees per month ground floor	Comments

Hogla Kimberly transaction	Constructed m2 ground floor	NIS 25.00/m2	Second-hand, facing the property
Asked rental fees in area	Constructed m2 ground floor	NIS 21.40/m2
Carmel rental agreement in Caesarea	Constructed m2	NIS 23.85/m2	Adjusted for location
Caesarea Industrial Zone – data from real estate company	Constructed m2	NIS 23.75-25.65/m2	Adjusted for location
Mann survey of assets in Netanya[8]	Constructed m2	NIS 32.90/m2	For examining feasibility of results

7 Value of land without considering depreciation on existing buildings
8 See note 4.

PART FOURTEEN – Rate of Return

The rate of return should express the yearly return on the investment, expressed in rent income, from the value of the property. Therefore, the rate of return should be a fixed percentage of the market value of the property.

The rate of return is affected by many variables, including supply and demand levels of comparable properties, the risk level of the sector/type of usage of the property, turnover rate, and the amount of time that the property stands vacant.

It should be noted, that when dealing with commercial real estate for office or business use, the rate of return will increase, because of the premium that the owner will take, in view of the high turnover rate the risk involved in those sectors. On the other hand, when dealing with more stable sectors, such as manufacturing, where the turnover rate is lower, the premium that the owners request will be lower, as the turnover rate and amount of time that the property stands vacant without producing rate of return, is lower.

As stated, the rate of return is also affected by supply and demand. Therefore, there is no fixed rate of return for any sector, as rate of return will change based on the location of the property.

In our concern, I conducted an investigation into rates of return in the industry/manufacturing sector in the area of the property under consideration. According to the survey that I conducted, delineated above in Part Thirteen, it emerges that the rental price for one sq. meter for industry/manufacturing in the area of the property under consideration is approximately NIS 23.85 per sq. meter per month. On the other hand, it emerges that the sale price for one sq. meter of ground floor property for industry/manufacturing is approximately NIS 3,850 per sq. meter.

Using the above information, it emerges that the rate of return for industry/manufacturing in the area of the property under consideration is approximately 7.43% [NIS 3,850 per sq. meter/(12 months * NIS 23.85 per sq. meter per month)].

In order to check the reliability of the result, I examined data published by public companies. The examination isolates data for industry and manufacturing. Additionally, the data is based on an important “player” in the economy, Industrial Buildings Corporation Ltd. and Jerusalem Economy Ltd.

The following are the results of the research:

Shelf registration by Industrial Buildings Ltd., dated May 27, 2009 and shelf registration by Jerusalem Economic
Corporation dated May 27, 2009

Following below is a partial outline of revenue-generating assets according to data from the companies, dated December 31, 2008.

Taken into account were revenue-generating assets located in various industrial zones throughout Israel, owned by the companies. The data appear in NIS thousands

		2008				2007

City	Gross Area in m2	Average Annual Occupancy	Annual Rent Income in NIS	Fair value as at December 31, 2008	Annual Rate of return	Average Annual Occupancy	Annual Rent Income in NIS	Fair value as at December 31, 2008	Annual Rate of return	Average Annual Rate of return (over two years)

Ofakim	40,192	96.40%	5,581	72,430	7.71%	95.50%	5,050	68,131	7.41%	7.56%
Ashkelon	35,472	94.50%	6,001	76,510	7.84%	94.10%	5,637	81,556	6.91%	7.38%
Beit Shean	48,658	91.80%	4,991	68,304	7.31%	87.50%	4,937	73,658	6.70%	7.00%
Yeruham	27,537	99.10%	2,910	33,551	8.67%	98.50%	2,644	32,135	8.23%	8.45%
Canot	33,622	99.00%	5,301	64,466	8.22%	99.10%	4,950	61,669	8.03%	8.12%
Maalot	39,460	95.40%	6,211	81,265	7.64%	91.50%	6,045	87,100	6.94%	7.29%
Nazareth Illit	79,704	94.30%	24,226	281,824	8.60%	94.90%	21,985	269,376	8.16%	8.38%
Arad	39,342	86.60%	5,270	68,911	7.65%	83.40%	4,971	72,060	6.90%	7.27%
Katzrin	30,073	95.50%	4,271	53,499	7.98%	94.30%	4,058	60,126	6.75%	7.37%
Kiryat Gat	42,684	90.10%	9,207	115,258	7.99%	90.10%	8,374	118,349	7.08%	7.53%
Kiryat Shemoneh	42,361	95.80%	6,217	79,150	7.85%	95.60%	5,664	83,268	6.80%	7.33%
Rosh Ha’ayin	103,360	90.80%	45,473	600,330	7.57%	88.80%	35,706	626,805	5.70%	6.64%
Sderot	31,526	95.20%	4,734	57,943	8.17%	93.00%	4,434	61,878	7.17%	7.67%
Shlomi	25,725	94.50%	3,419	47,586	7.18%	93.90%	3,613	50,062	7.22%	7.20%
Average		94.21%			7.89%	92.87%			7.14%	7.51%
					Minimum: 6.64%			Maximum: 8.45%

From the information above it emerges that the average rate of return is 7.51%, of two year averages. Additionally, the minimum two year average rate of return for industrial property is 6.64%.

Note: The rates of return are for the fair values of the properties at the end of 2007 and the end of 2008. Therefore, if the national average for industry is 7.51%, and rate of return in the area of the property under consideration is 7.43%, then the market data for rates of return is clearly correct for industry. It should be noted that the above data includes rates of return for property with an average annual occupancy of 93.54% over two years. It is clear that the 7.51% rate includes a premium for lack of occupancy. On the other hand, according to the instructions of the accountant, the property under consideration is a fixed asset for private use. Therefore, in my opinion, there is no room to take into account a premium for risk/lack of occupancy, which is taken into account in the above data. However, this report is prepared with a conservative approach. Therefore, on the cautious side, a rate of return of 8.50% was considered, a rate of return which includes a risk premium of 14.40% in relation to the market data which already includes a premium for risk/lack of occupancy.

It should be emphasized that the company owns several subsidiaries9 that rent real estate from third parties, with some of these rental agreements scheduled to terminate in the next several years. The real estate in question may also serve these subsidiaries. Moreover, the uniqueness of the real estate may also serve to attract other business entities, since the unique investments in the real estate have created a high level of real estate that is difficult to locate. Consequently, the investment in the real estate may also possess a crucial weight in the rental/acquisition of the said property.

Note: The rate of return by definition, as delineated above, reflects the rental rates accepted for similar properties in the area and derives from the market value of the property. Therefore, if in opposition to the rate of return fixed by the market we take into consideration a different rate of return, smaller or larger than the rate of return reflected by the market, the calculation will be completely mistaken. This is because if we ignore the market and fix a different rate of return, the market value according to the income capitalization approach will never be the same as the market value on the basis of comparison transactions. The approaches are certainly intended to arrive at a fair value that is more or less the same. If they are not, the implication is that there is mistake in the valuation.

Note: I am well aware that the Government Appraiser recently published a survey regarding the rate of return on industrial real estate. In accordance with this survey, the rate of return on industry is approximately 9%. However in light of these findings, relating to numerous different industrial areas, the survey relating to the close vicinity of the property, coupled with the fact that we are dealing with a new building and that no depreciation fund is necessary for renovating the building, I have found that the rate of return that was taken into account is reasonable.

9 Carmel Container Systems Ltd. and Tri-Wall Ltd. – both subsidiaries of the ordering party.

PART FIFTEEN – Development Premium

The value of property includes, primarily, four things: land value, development costs, construction costs, and entrepreneurship (development) premium. The first three elements are a function of actual cost, which changes, primarily, based on location of the property (land value and development costs), and construction quality which depends primarily on the specifications. On the other hand, the fourth element – entrepreneurship – is a premium added to the first three elements.

The entrepreneurship premium includes a number of elements. Primarily, the premium includes the costs of financing the entrepreneur, the risk premium for the initiative, administrative costs (as the entrepreneur could have used the time for other things), and profit.

When we are dealing with a high risk undertaking and a long project duration, the costs of financing and risk premium rise. In other words the entrepreneurship premium rises. In our case, we are dealing with a project where these elements should be high. Therefore, for this project the entrepreneurship premium certainly should be high.

Additionally, in a residential real estate enterprise, according to the Sale Law (residential), there is a fixed income flow for the entrepreneur, a flow that is usually adopted by the market. On the other hand, for commercial and industrial properties, there is no fixed income flow, and the market generally adopts a longer payment schedule. Therefore, the cost of financing is higher, and that cost will be passed on to the buyer through the entrepreneurship premium.

The undersigned is also involved in project accompaniment and financial oversight on behalf of a commercial bank. From my experience in those projects, the entrepreneurship premium for residential projects is 15% – 25%, and for commercial and industrial properties 20% – 30%. In this case, we will use a conservative approach, and according to the Cost Approach and for the supplemental value on account of the investment in the building, a 20% entrepreneurship premium was considered for industrial property.

PART SIXTEEN – Primary Calculations

The following are the primary calculations of fair value:

1.	The following is the calculation of fair value according to the Direct Comparison approach.

Value according to Direct Comparison Approach

Value for ground floor, older building (according to survey)				NIS 3,850.00	Per m2

Addition for new building, built for heavy capacity (NIS 1,400 per sq. meter + entrepreneurship)				1.45

				NIS 5,582.50	Per m2

Note: The addition reflects the entrepreneurship premium and construction costs of a new building, built to high standards and capable of high capacity. The addition comes to NIS 1,730, which is very reasonable, especially considering that this includes entrepreneurship for the building.

	Coefficient

Area of First floor, main building		7,184.00	m2
Value per sq. meter	1.000	NIS 5,852.00	Per m2

Area of				NIS 40,104,680
Other floors, main building		9,065.00	m2
	0.825	NIS 4,605.56	Per m2

Area of				NIS 41,749,424
Additional buildings		6,810.00	m2
	0.700	NIS 3,907.75	Per m2

				NIS 26,611,778

Total Value				NIS 108,465,882

Deduction for size				0.925

Value				NIS 100,330,940
Rounded				NIS 100,300,000

Notes:

A.	Premium for New Building

All of the comparisons are to properties that include preexisting buildings. However, the property under consideration includes a new building, built to higher standards than the comparisons. Additionally, the building was engineered to withstand higher than usual capacity. In other words, not only is this building new, but it was designed to suit a variety of manufacturing uses that do not characterize the standard buildings in the area. The values should therefore be adjusted accordingly. In keeping with my experience, I have added 45% for the new and unique building. However, prior to the adjustment, this adjustment was checked for reasonability of outcome. In our case, this results in an addition of NIS 1,400 per sq. meter (approx. $350/m2 cost supplement in relation to a second-hand industrial building), plus an accepted entrepreneurship premium ($350 X 1.20). The entrepreneurship premium that was loaded onto the supplemental construction costs is according to accepted entrepreneurship premiums in the industry, with an emphasis on the fact that this is new construction[10].

10 See details in Section 15, above.

I reiterate that this addition should include both the preparation value of the building as well as the additional costs for construction for heavy capacity, as well as the entrepreneurship premium that would be expected for the construction of a similar new building.

In keeping with my experience, this premium for a new property built for heavy capacity, over an older comparable property, is reasonable.

We emphasize that there exists access to the real estate from the street, through an entrance gate for vehicles and a security booth. Furthermore, the real estate, as opposed to other real estate that was taken into consideration for the purpose of comparison, is characterized by unique infrastructure, including a wastewater purification plant and an electrical generation plant based on natural gas.

Given the fact that the valuation is conservative, these two supplements together, were not taken into consideration.

B.	Deduction for Size

The property under discussion is approximately 21,000 sq. meters, including approximately 23,000 sq. meters of built-up area. In opposition, the comparison transactions were for smaller properties. Therefore, a deduction should be considered for a large property as opposed to a small property.

On the other hand, there is a definite demand for large properties suitable for industry, especially for recently built properties. It should be emphasized that the building was designed for heavy capacities, and could serve other corporations in the manufacturing sector, stressing the fact that the availability of such industrial buildings is limited, that we are considering an industrial zone located in the center of the country, and that the property is located at the edge of the compound, with direct access to a public thoroughfare.

Taking all of the above into consideration, I have decided that there is room for a deduction to the value. In keeping with my experience, I have used a deduction for size of 7.50% (a coefficient of 0.925).

C.	Market value includes use of the yard

It is clear that one who acquires rights in a property acquires the full use of the property. Therefore, as opposed to rentals of property, acquisition of rights includes use of the yard, including logistical and storage usages in industrial buildings.

2.	The following is the calculation of fair value according to the Income approach.

Value according to Income Capitalization Approach

Rental rate for ground floor, older building (according to survey), based heavily on a transaction in nearby Caesarea Industrial Zone				NIS 25.00	Per m2

Addition for new building, built for heavy capacity				1.45

				NIS 36.30	Per m2

Note: The addition reflects the entrepreneurship premium and construction costs of a new building, built to high standards and capable of high capacity. The addition comes to NIS 10.75 per m2 per month, which is very reasonable, especially considering that this includes entrepreneurship for the building.

	Coefficient

Area of First floor area, main building		7,184.00	m2
Value per sq. meter	1	NIS 36.30	Per m2

Area of				NIS 260,779
Other floors, main building		9,065.00	m2
	0.825	NIS 29.95	Per m2

Area of				NIS 271,474
Additional Buildings		6,810.00	m2
	0.700	NIS 25.95	Per m2

				NIS 173,042
Addition of yard for logistics, storage		7,006.00	m2
Deduction for hallways, etc.		0.85	Coefficient
Rental rate per sq. meter	NIS 0.05	NIS 1.82	Per m2

				NIS 10,802

Total monthly income				NIS 686,507

Annually				NIS 8,593,247
Rate of return for industry				8.50%
Value				NIS 101,097,020
Deduction for size				0.925

Value				NIS 93,514,744
Rounded				NIS 93,500,000
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11 In keeping with our professional experience, the capitalization rate appropriate for industrial properties such as the one under consideration is 8%, as delineated above. Nevertheless, for convenience, we assessed the property using a rate of return of 9%. The property value in this case is NIS 91,500,000 prior to deduction for size.

Notes:

A.	Premium for New Building

All of the comparisons are to properties that include preexisting buildings. However, the property under consideration includes a new building, built to higher standards than the comparisons. Additionally, the building was engineered to withstand higher than usual capacity. In other words, not only is this building new, but it was designed to suit a variety of manufacturing uses that do not characterize the standard buildings in the area. The values should therefore be adjusted accordingly. In keeping with my experience, I have added 45% for the new and unique building. However, prior to the adjustment, this adjustment was checked for reasonability of outcome. In our case, this results in an addition of NIS 1,380 per sq. meter X the rate of return that the entrepreneur takes himself (approx. $350/m2 cost supplement in relation to a second-hand industrial building), plus an accepted entrepreneurship premium ($350 X 1.25 X rate of return). The entrepreneurship premium that was loaded onto the supplemental construction costs is according to accepted entrepreneurship premiums in the industry, with an emphasis on the fact that this is new construction[12]. In our case, this results in an addition of NIS 11.30 per sq. meter, including an entrepreneurship premium standard for a new building.

I reiterate that this addition should include both the preparation value of the building as well as the additional costs for construction for heavy capacity, as well as the entrepreneurship premium that would be expected for the construction of a similar new building.

In keeping with my experience, this premium for a new property built for heavy capacity, over an older comparable property, is reasonable.

B.	Deduction for Size

The property under discussion is approximately 21,000 sq. meters, including approximately 23,000 sq. meters of built-up area. In opposition, the comparison transactions were for smaller properties. Therefore, a deduction should be considered for a large property as opposed to a small property.

On the other hand, there is a definite demand for large properties suitable for industry, especially for recently built properties. It should be emphasized that the building was designed for heavy capacities, and could serve other corporations in the manufacturing sector, stressing the fact that the availability of such industrial buildings is limited, that we are considering an industrial zone located in the center of the country, and that the property is located at the edge of the compound, with direct access to a public thoroughfare.

Taking all of the above into consideration, I have decided that there is room for a deduction to the value. In keeping with my experience, I have used a deduction for size of 7.50% (a coefficient of 0.925).

12 See details in Section 15, above.

C.	Rental rates for constructed property do not include use of the yard

It is clear that as opposed to one who acquires rights in a property, one who rents rights in the property does so only for the use of the rented property, and not for use of other parts of the property. Therefore, as opposed to acquisition of rights, the ability to rent the use of the yard should also be taken into account in a rental. Rental rates for the yard would then reflect the full use of the yard, including logistical and storage uses in industrial buildings.

3.	The following is the calculation of fair value according to the Cost Approach.

It is noted that approach was tested for feasibility of results. It should be clarified that in this approach, the fair value of the property under consideration is calculated on the basis of the expected cost of creation of a similar property. This approach does not evaluate the cost of creation of this specific property. In other words, this approach does not reflect the book value of this specific property.

Value according to Cost Approach

Lot Area designated for construction	Approximately	21,000	m2

Value of Sq. meter land		NIS 560	Per m2

Rounded Land Value					NIS 11,800,000

Construction Costs

Primary and service areas of main building		15,850	m2

Construction costs for new, unique building		NIS 4,000	Per m2

				NIS 63,400,000

Additional buildings		6,810	m2

Construction costs for new building		NIS 2,200	Per m2

				NIS 14,982,000

Construction costs total (rounded)					NIS 78,400,000
Construction Costs + Land Value					NIS 90,200,000
Entrepreneurship Premium					1.2

					NIS 108,240,000
Deduction for size					0.925

Value					NIS 100,122,000
Rounded					NIS 100,000,000

According to the instructions of the company’s CPA, the use of this approach is to serve exclusively as an indication. In other words, this method of assessment, in accordance with the instructions of the company’s CPA, is being employed by me exclusively for examining the feasibility of the result. This approach took into account the building costs of the unique building, without taking into account surplus amelioration.

Market value:

Taking into consideration the values arrived at by the two above-mentioned appraisal approaches – direct comparison and the discounting of revenues, which are the approaches accepted to determine fair value – giving an equal 1/2 weighting to each approach, the market value is a total of approximately NIS 97,000,000, rounded.

The above-mentioned value reflects the value of the property as built and ready for use, in other words after the completion of construction. The property includes a building in the final stages of construction. The appraisal of fair value is with the premise that the work is complete. According to a budgetary estimate of the ordering party of the report, the total cost of completion of the building is approximately NIS 6 million.

According to the guidelines set out by the corporation’s accountant, the report covers a portion of the corporation’s complex which includes a new building in the final stages of construction. Due to the fact that the property under consideration constitutes a part of the compound, costs of separation from the compound as a whole were not included in the appraisal. It should be clarified that separation from the complex is feasible according to the municipal building codes, and I see no obstacle to separation, from a proprietary perspective.

PART SEVENTEEN – Assessment

In light of the above, I have concluded that the fair value of the property is as follows:

1.	I assess the fair value, for December 31, 2008, for property built up and ready for use, at a total of approximately NIS 97,000,000. (A total of approximately NIS ninety seven million).

2.	I assess the fair value, for September 30, 2009, for property built up and ready for use, at a total of approximately NIS 97,000,000. (A total of approximately NIS ninety seven million).

I hereby declare that I have no interests in the property under consideration, and/or in the corporation that ordered the report, and that this report was prepared according to the best of my knowledge and professional experience.

I affix my signature,

Toby Gersh

Property Appraiser and Economist

Carmel Container Systems Ltd.

Impairment Examination

****

Commissioned by Hadera Paper Ltd.

November 2009

To the attention of:

Shaul Glicksberg

Hadera Paper Ltd. (hereinafter: “Hadera Paper”)

Dear Sir:

Pursuant to your request, we have conducted an examination whether and impairment has occurred in the Goodwill allocated in the books of Hadera Paper Ltd. (hereinafter: “Hadera Paper”) on account of the purchase of shares of Carmel Container Systems Ltd. (hereinafter: “Carmel” and/or “The Company”).

This professional opinion is intended exclusively for the purpose of providing information and to be used exclusively by the management of Hadera Paper, its independent auditors and the legal counsel of all relevant companies. It is not to be used, distributed, quoted or related to, in any way or for any purpose, including, but not restricted to, the registration, acquisition or sale of securities, and is not to be submitted or refer to, in whole or in part, in a statement of registration or in any other document, although it may be referred to in documents submitted to the stock exchange, including its attachments to the financial statements of Hadera Paper Ltd. as at September 30, 2009.

For the purposes of financial reporting, the fair value of an asset is defined as the sum at which an asset can be acquired or sold within the framework of a transaction between a willing buyer and willing seller, except for the case of a forced sale or company liquidation. Market prices being offered in active markets serve as the best testament of fair value and will serve as a basis for measurement, if these are available. In the event that a market price is not available, then the estimate of fair value must come close to the price at which an asset is expected to be bought or sold within the framework of a current transaction between a willing buyer and a willing seller and the price shall be based on the best information available under these circumstances.

1

The estimated fair value must take into account the price of similar assets and the results of valuation methods, should these be available under the circumstances. The method must include assumptions that the market players will employ in their estimates of fair value, future revenues, future expenses and discount rates (if applicable).

For the purpose of this professional opinion, the company provided us with the financial statements, unaudited financial data, records and other documents, and expected financial information (PFI) pertaining to the business operations and assets that were valuated. We will not provide representations on the feasibility of this PFI. The actual results may in fact differ from these differences may be material. If implemented several procedures in order to examine the degree of feasibility of PFI, to be used in the valuation process.

In the formulation of the professional opinion, Giza Singer Even Ltd. (“Giza Singer Even”) relied on the accuracy, completeness and up-to-datedness of the information obtained from the company, including the financial data and any forward-looking information. Giza Singer Even is not responsible for independently verifying the information that was obtained and accordingly, did not conduct an independent examination of this information, other than general and superficial feasibility examinations.

In this professional opinion, we also addressed forward-looking information that was obtained from the Company. Forward-looking information is uncertain information regarding the future, that is based on information that exists at the company at the date of the estimation and includes management estimates or intentions true to the date of the estimation. In the event that these management estimations will not materialize, and the actual results may differ substantially from the results that are estimated or inferred from this information, to the extent that such information is used in the professional opinion.

Moreover, the professional opinion itself, contains forward-looking information, that reflects our estimates regarding various parameters, based on information that was at our disposal. In the event these estimates will not materialize, than the actual results may be substantially different.

2

An economic opinion is not an exact science and is intended to reflect in a reasonable and fair manner, a state of affairs at a given time, based on known data, determined assumptions and estimated forecasts. Any changes in the principal variables and/or in the information, may serve to alter the basis for the basic assumptions and accordingly – the conclusions.

The professional opinion does not constitute a due diligence examination and does not presume to include the information, the examinations or any other information included in a due diligence examination, including the examination of contracts and other company engagements. We emphasize that the professional opinion does not constitute consulting or a legal opinion. The interpretation of various documents that we obtained, was done exclusively for the purpose of forming and providing this opinion.

The information appearing in the professional opinion does not presume to include all of the information required by a potential investor and is not intended to determine the value of the company and/or its assets to a specific investor. Different investors may have different objectives and methods of examination on the basis of other assumptions and accordingly, the price that they would be willing to pay for the company and/or its different assets may vary.

We do hereby confirm that we possess no personal interest in Hadera Paper and/or the company and that we possess no personal interest in the proposed transaction, other than the fact that we receive payment for preparing the professional opinion. Furthermore, we possess no personal interest in the shares of the company and the fee that we are paid for this work is not contingent upon the results of this valuation.

We do perform from time to time, in return for payment, various economic projects for Hadera Paper and its subsidiaries and for the shareholders and/or for companies held by the shareholders and/or related thereto. We possess no personal interest in the shares of the company and/or Hadera Paper and the fee that we are paid for this work is not contingent upon the results of this valuation.

Date (determining for our professional opinion):

November 3, 2009

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Disclaimer

Our work is intended to be used by the management of Hadera Paper. In no case, will we assume any responsibility toward any third party that was forwarded our professional opinion in accordance with our agreement, as stated above.

In the course of our work, we obtained information, explanations and representations from the company and/or from its representatives. The responsibility for such information, representation and explanations lie with those who provided such information. The extent of our work do not include an examination and/or verification of the said data. Consequently, our work shall not be considered and will not constitute a certification of the veracity, entirety or accuracy of the data that was forwarded to us. In no case will we assume responsibility for any loss, damage, cost or expense of chubby incurred in any way through an act of fraud, misrepresentation, deceit, the provision of false or incomplete information, or the prevention of information from the part of Hadera Paper and/or anyone on its behalf, or any other reliance on such information, subject to the aforementioned.

In general, forecasts tend to relate to future events and are based on reasonable assumptions made at the date of the estimate. Such assumptions may change over the course of the forecast and consequently, any forecasts that were made at the date of estimates, may differ from the actual financial results and/or any estimates made at a later date. The forecasts me therefore not to be considered to be of the same level of confidence that is associated with data appearing in audited financial statements. We offer no opinion regarding the adjustment of the prepared forecasts by the company and/or anyone in its behalf the financial results that will actually be obtained.

Economic estimates do not presume to be an exact science and their conclusions are often contingent upon the subjective judgment of the estimating party. Consequently, there does not exist a single, unequivocal fair value and we usually tend to set a reasonable range for the fair value. Since in the case before us, the objective of the estimate calls for a specific value, we have determined the value that represents the midrange of the reasonable range of the value. Despite the fact that we believe that the value we have set is reasonable based on information we were provided, a different assessor could possibly have reached a different value.

Our work does not constitute a due diligence examination and should not be relied upon as such. Moreover, our work shall not serve as a substitute or alternative for any process that Hadera Paper must undertake in relation with the proposed transaction.

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Details of the company and individual performing the valuation

The valuating company: Giza Singer Even Ltd. is a privately held business consulting company and is one of the largest and leading independent business consulting companies in Israel. Giza Singer Even provide its customers with consulting in the following areas: Valuations and business analysis, complex economic and financial models, financial strategy for companies and projects, development and implementation of innovative financial instruments (such as a securitization), accompanying business and financial negotiations, preparation of business plans, professional opinions and more.

The assessing individual: The professional opinion was prepared by a team headed by Eli Goldberg, a partner with 30 years of experience in economic consulting. In the years 1998 – 2004, he directed Giza Economic Consulting. Prior to joining Giza Economic Consulting in 1993, he worked as a senior economist and company analyst at Koor Industries (five years), prior to which he fulfilled senior positions at Telkoor Electronic Industries and at Merkavim Metal Industries. As part of his work in economic consulting, Mr. Goldberg has conducted hundreds of economic consulting projects, including valuations of companies and projects, business plans, economic feasibility studies, expert opinions and mediations. Eli Goldberg holds a bachelors degree (B.A) in Economics from Bar-Ilan University.

Sincerely Yours,

—————————————— Giza Singer Even Ltd.

Date: November 4, 2009

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6

Chapter A - General

1.	Introduction

Carmel Container Systems Ltd. is an industrial company dealing in the design, manufacture and marketing of paper-based packaging products. The company designs, manufactures and sells corrugated board shipment packaging and boards. Company sales are made primarily to large number of customers in Israel.

Carmel has two subsidiaries: Frenkel CD Ltd. (hereinafter: “Frenkel”), an industrial company taking in the design, manufacture and marketing of packaging products based on paper, board and other materials, and Triwall Containers (Israel) Ltd. (hereinafter: “Triwall”), an industrial company that manufactures triple walled board packaging, pallets and wooden crates.

In July 2008, Hadera Paper signed an agreement for the acquisition of the shares of a principal shareholder in the company in return for NIS 79 million. The transaction was finalized on August 24, 2008 and consequently, the holding rate of Hadera Paper in Carmel rose from 36% to 89.3%[1].

2.	Sources of Information

In our preparation of the valuation, we conversed with the following sources:

—	Mr. Shaul Glicksberg, VP Finance of Hadera Paper Ltd.

—	Mr. Shmuel Molad, Controller of Hadera Paper Ltd.

—	Mr. Avishai Eli, CFO of Carmel Container Systems Ltd.

[1] All of the holding rates included in the description of Carmel are effective holding rates, net of treasury shares that were acquired in the past by Carmel and its subsidiaries.

7

The principal sources of information that served in the preparation of the professional opinion are outlined below:

—	Financial statements (audited) of the company, dated December 31, 2008 and September 30, 2009

—	Valuation of Hadera Paper for Clal Industries prepared by Vadim Portnoy Business Consulting Ltd., dated June 30, 2009

—	Professional opinion regarding Purchase Price Allocation (PPA) of Carmel for Hadera Paper, prepared by us in November 2008

—	Different financial and operational data related to the company operations

—	Data and clarifications obtained from Hadera Paper following our request

—	Different sector specific information from various private and public sources

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Chapter B - Description of the Company and Its Operations

1.	General

1.1.	Carmel Container Systems Ltd.

Carmel was established in 1983 in deals in the design, manufacturing, marketing and sale of packaging containers, corrugated boards, wooden pallets and more. The company was incorporated as a private company and in 1986 became a publicly traded company, after registering its shares for trade on the American Stock Exchange (AMEX). In July 2005, Carmel’s shares were delisted, at the Company’s initiative, from trading on AMEX, among others, due to the minority of shareholders of Carmel in the US, the low tradability and the hefty administrative expenses and in view of the fact that at the time Carmel did not have any plans to raise capital through the stock exchange. At the present time, approximately 10.7% of the shares remain publicly traded.

In July 2008, Hadera Paper signed an agreement for the acquisition of the shares of a principal shareholder in the company in return for NIS 79 million. The transaction was finalized on August 24, 2008 and consequently, the holding rate of Hadera Paper in Carmel rose from 36% to 89.3%[2].

Carmel has two investee companies: Frenkel CD Ltd. (hereinafter: “Frenkel”) and Triwall Containers (Israel) Ltd. (hereinafter: “Triwall”).

1.2.	Frenkel- CD Ltd.

Frenkel deals in the design, manufacture, marketing and sale of cardboard shelf packaging (packaging for individual products such as breakfast cereals, beer six-packs, cardboard baking molds, etc.), product display stands and more. Frenkel offers its numerous customers from industry, agriculture, food and beverage industries and knowledge-intensive industry, unique packaging solutions which are tailored to their needs.

[2] All of the holding rates included in the description of Carmel are effective holding rates, net of treasury shares that were acquired in the past by Carmel and its subsidiaries.

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Frenkel was created following a merger between CD Packaging Systems Ltd. and Frenkel and Sons Ltd., in January 2006. Prior to the transaction, CD Packaging Systems Ltd. was jointly owned by Hadera Paper (50%) and Carmel (50%), while Frenkel and Sons Ltd. was controlled by a third-party. Subsequent to the transaction, Hadera Paper and the company each hold 28.92% of the Frenkel shares and Frenkel and Sons Ltd. holds the remaining 42.16%. The purpose of the merger was to consolidate the activities in this area and create a more meaningful force in a competitive market, while combining the advantages of the two companies and realizing the potential for saving in costs, as a result of the synergy between the activities.

1.3.	Tri-Wall Containers (Israel) Ltd.

Triwall Containers (Israel) Ltd. – a wholly-owned subsidiary of Carmel, that was acquired in 1988 from Koor Foods Ltd. Tri-Wall engages in the design, manufacture and marketing of special triple-walled board containers (produced by Carmel), integrated with other materials, for the packaging and shipping of goods mostly for the hi-tech market, bulk shipments and other uses. In addition, Triwall manufactures wooden shipping pallets for the local market and for export.

2.	Products and Services

2.1.	Carmel

Carmel products are divided into the following central categories:

2.1.1.	Corrugated Board Products

Corrugated board products – the corrugated board products are manufactured and processed in line with the customers’ specific requirements, which are determined according to the type of stored goods, the type of packaging, the expected weights on the packaging during transportation, temperature and humidity conditions during the storage and transportation, the graphic design of the packaging, etc. The manufactured and processed corrugated board products include: (1) “standard” corrugated board containers – boxes manufactured in different sizes, which are closed by sealing the upper flaps and bottom of the box; (2) containers and boxes in different geometric shapes that can be “positioned” by manually folding the cardboard plate without sealing or mechanically folding the flaps using warm glue. These products are sold primarily to highly mechanized industries, working at very high rates and capacities, such as: The soft drinks industry; (3) crates for agriculture, trays whose construction is made exclusively using construction machines with matching molds.

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2.1.2.	Corrugated Boards

Corrugated board sheets – these are used as raw materials and marketed to corrugated board processors, who use them as raw materials for the manufacture of packaging. Cardboard processors are small processing plants, which sell their produce to small and medium-sized customers. Carmel specializes in the manufacture of triple-wall sheets that are used for specialized packaging by the subsidiary Triwall, mainly for the high-tech industry.

2.2.	Frenkel

Frenkel designs, manufactures and markets shelf packaging and display stands. The raw materials used for Frenkel’s products primarily include duplex cardboard and some corrugated cardboard. Duplex cardboard is mostly imported directly from Europe and the US and in part purchased from local agents (indirect imports). Corrugated board supply from Carmel accounts for 20% of Frenkel’s raw materials.

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2.3.	Triwall

Triwall products include the following:

—	Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

—	Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals and other materials.

—	Regular and unique wooden pallets that are used as a basis for the above packaging.

3.	Customers

The bulk of Carmel’s production is directed to the domestic market to customers from industry and agriculture, as specified below, while 2%-3% of the production is directed to exports, primarily agricultural. A large percentage of the industrial customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers’ request.

Carmel has a wide range of customers that include leading companies, that operate in different sectors, among which are: (a) the industrial sector, that includes food and soft drink companies, dairies, textile companies and others; (b) the agricultural sector, which comprises customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the domestic market and to exports; (c) Cardboard processors – small plants for processing corrugated cardboards in small production series; (d) digital printing customers – which primarily include advertising agencies; (e) others – cellular operators, government offices and banks.

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Carmel numbers approximately 350 active customers and is not dependent upon any particular customer.

4.	Marketing and Distribution

Carmel distributes its products various ways, including direct sales to end customers and sales through agents.

5.	Seasonality

Most of the demand for cardboard packaging products is in winter months, primarily November and March, due to the seasonal export of citrus and bell pepper crops. During the winter, the production capacity of the sector is fully exhausted.

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6.	Output Capacity

Carmel’s output capacity is estimated at 100,000 tons of corrugated board per annum and is almost entirely utilized. Carmel’s corrugated board operations are concentrated at the Caesarea plant, with a small part of the operations taking place at the Carmiel plant. Carmel’s production lines include corrugator is and machines for processing corrugated board for packaging (primarily printing and cutting), raw material and finished goods warehouses and a fleet of trucks operated by subcontractors. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in Caesarea. Carmel has another forming center at Ein-Yahav, which serves customers in the Arava region (the southernmost part of the country). During the years 2005 and 2006, Carmel made investments to optimize its manufacturing lines, including the expansion of output capacity and the adaptation of the equipment for the use of lighter packaging paper, so as to improve profitability.

7.	Fixed Assets and Facilities

Carmel owns real estate in Netivot and also rents real estate and buildings from a company owned by a controlling shareholder in the Company at the Caesarea industrial zone, in Carmiel, Hadera and Netanya.

Carmel’s fixed assets primarily include machinery and manufacturing equipment for paper corrugation and processing machines, which perform cut, print, glue and fold, to complete the final product. Carmel’s corrugated cardboards are manufactured in Carmiel and Caesarea. The entire corrugation activity and most of the processing, using 12 processing machines, are performed in the Caesarean plant.

Carmel also owns a digital printing machine that prints on corrugated board and other rigid panels at a high printing quality. There is a wide range of applications in sales promotion, display stands and billboards.

8.	Raw Materials and Suppliers

Pursuant to an agreement between the shareholders of Carmel from 1992, raw materials are acquired from the shareholders of Carmel at competitive prices that are acceptable in the sector.

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Packaging paper – that represents approximately 65% of the cost of the finished product –is purchased from Hadera Paper (approximately 40% of which is recycled paper), from Kraft Group (approximately 30% of which is wood pulp-based paper) as well as from additional suppliers overseas. Carmel is not dependent upon the suppliers of raw materials.

Additional auxiliary materials that are used by Carmel in the manufacture of corrugated board include starch and fuel oil. Starch constitutes the main component in the adhesive that glues the paper sheets. The starch provider is Galam Ltd. Additional raw materials used by Carmel are printing blocks and embossing machines which are acquired by several local suppliers and wooden pallets that are manufactured by Tri-Wall.

The main raw materials used by Triwall for the manufacture of containers (in its Netanya plant) are triple-wall sheets manufactured by Carmel as well as varied packaging materials such as plywood, padding materials and metal parts which are acquired from several local suppliers.

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9.	SWOT Analysis

9.1.	Strengths

—	Considerable know-how and reputation in the manufacture of packaging

—	A diversified product mix, ranging from special small packaging, through the serial manufacture of corrugated board packaging and large, made order packaging from multilayered corrugated board.

—	The Carmel clients represent basic sectors of economic activity: Agriculture, food, beverages and others, whose exposure to an economic crisis is relatively lower than that of other sectors

9.2.	Weaknesses

—	A relatively low penetration barrier into the manufacture of packaging (as opposed to the manufacture of corrugated board) leads to fierce competition over every customer

—	A competitive market (four large players), is affected primarily by the gap between supply and demand due to the cost structure (high capital investment made in stages)

9.3.	Opportunities

—	Exploitation of the synergy stemming from the acquisition of control over Carmel and Frenkel on the one hand, coupled with the expansion of the output capacity of packaging paper on the other

—	Carmel’s transition to Kraft alternatives manufactured by Hadera Paper may serve to lower the cost of materials, thereby improving Carmel’s profitability

9.4.	Threats

—	The agricultural sector and primarily the export of agricultural goods is one of the major consumers of corrugated board packaging in the economy. That cutting of water quotas for agriculture may reduce the total agricultural production and consequently – the demand for packaging

—	The transition to the use of reusable plastic packaging instead of paper and corrugated board, as part of the green trend, will reduce the demand for Carmel products

—	Carmel is exposed to changes in the exchange rates due to the fact that approximately 60% of the consumption of packaging paper is imported from overseas, whereas product prices are denominated in NIS

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Chapter C - Business Environment

1.	General

Carmel is engaged in the design, manufacture and marketing of cardboard packaging products. The following is a brief review of the cardboard packaging market.

2.	Market Volume

The volume of the corrugated board packaging market in Israel is estimated at 330,000 tons per annum, in terms of quantity, and NIS 1.5 billion per annum in financial terms. Carmel’s market share is estimated at approximately 28%. The company estimates that during the years 2006-2008, the market grew at an annual rate of 3.5% in quantitative terms and is derived from changes in the industrial output of the food, beverage, technology and other sectors, coupled with changes in the operations of the agricultural sector, including the export of agricultural goods.

The corrugated board industry is directly affected by any change in the GDP. Any improvement in the GDP leads to additional demand for packaging products and corrugated boards and vice versa. In addition, the growth in exports also supports the demand for packaging and cardboards products.

3.	Competition

Carmel’s competitors in the corrugation sector include four local companies for the manufacture of corrugated board and products: Cargal Ltd.[3], Best Carton Ltd., YMA 1990 Packaging Product Production Ltd. and Orda Print Industries Ltd. The such producers manufacture corrugated board sheets and packaging containers and market the containers to customers who use them for packaging, while the board sheets are marketed to cardboard plants that produce containers for smaller customers, in smaller series. According to players in the market, the entire output capacity of the sector was utilized in 2008.

[3] Approximately 26% of the share capital of Cargal Ltd. is held by CII.

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The corrugated board industry is capital intensive, due to the need to invest in a corrugator whose output capacity begins at 40,000 tons per annum and can reach 80,000 tons per annum for the larger corrugators in the local market. This fact serves as a natural barrier against the entry and exit of competitors from and into the sector. An investment in a corrugator calls for recruiting customers at a very large volume in a saturated market, within a relatively short time space. The risk of investing in the corrugator is therefore high. The most significant investment made in the sector in a new corrugator was made by Best Carton Ltd. approximately 8 years ago, transforming it into the third-largest player in the sector.

The importing of paper and cardboard packaging is limited due to the bulkiness of the packaging and the level of availability that is normally required from packaging products. This therefore does not constitute a real threat to the cardboard packaging sector. Domestic manufacturers have a clear advantage, due to flexibility in production, low transportation costs and low costs of inventory maintenance. Several customers import packaging under direct imports, yet the volume of such imports is immaterial.

Frenkel’s area of operations is characterized by high quality demands for printing on packaging. The sector has changed in the past decade with the arrival of digital printing, which has made the manufacture of packaging by smaller printers economically profitable. Frenkel’s principal competitors include Ducart Group, Bezalel Graphics Ltd., Hanamal, Copy Center and numerous small competitors.

Carmel, through Triwall, is also active in the manufacture of multilayered, reinforced corrugated board packaging and in wooden pallets. The manufacture of packaging from multilayered board is a niche sector with limited growth potential, as the products in this sector constitutes an alternative for wooden packaging. The entrance barrier into the sector is relatively high, due to the required know-how in the design of unique, high-resistance packaging. In this area, Carmel competes primarily against Triplex Containers (2003) Ltd. In the wooden pallets sector, there exist numerous manufacturers and marketers in Israel, most of which are regional. The entrance threshold into the sector is low, and there exists a relatively high churn terms of the players in the market.

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4.	Raw Materials

The raw materials in this sector include rolls of virgin paper and rolls of recycled paper. The recycled paper is manufactured and purchased in the sector primarily from Hadera Paper, while the virgin paper is imported primarily from Europe and the United States.

Surplus demand for paper, mainly in China, and increased demand in Europe lead to sharp increases in the price of paper. In addition, the exchange rate of the NIS had a strong impact on prices. Any change in the NIS exchange rate has a direct and sharp impact on the structure of cost.

The timeframe for ordering imported raw materials is very long, at approximately four months, and necessitates maintaining a particularly large inventory. The wide range of different types of packaging requires a large variety of papers.

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Section D - Financial Statements

Balance Sheets

Below are the Company’s balance sheets as at September 30, 2009 and September 30, 2008 (reviewed) and as at December 31, 2008 (audited), in NIS, thousands:

	As at September 30		As at December 31,
	2009	2008	2008
	Unaudited		Audited

Current assets
Cash and cash equivalents	16,128	951	6,255
Accounts receivable, trade - net	147,519	166,472	164,563
Other Accounts Receivable	3,328	3,394	3,015
Financial derivatives	-	-	773
Inventories	36,408	54,059	60,935

	203,383	224,876	235,541

Non-current assets
Long-term receivables	1,706	1,706	1,706
Investment in affiliate	7,983	8,085	6,419
Fixed assets, net	55,985	65,146	63,134

	65,674	74,937	71,259

	269,057	299,813	306,800

Current Liabilities
Credit from Banks	19,343	23,411	20,561
Trade payables	61,942	66,479	84,220
Taxes to pay	2,100	-	-
Other Accounts Payable	14,833	19,421	(*)18,404
Financial derivatives	-	5,022	-

	98,218	114,333	123,185

Long-Term Liabilities
Long-term loans from banks	46,701	64,333	61,683
Liabilities due to employee benefits, net	2,668	1,187	(*)2,529
Deferred Taxes	5,054	7,201	7,420

	54,423	72,721	71,632

Shareholders' equity attributed to
shareholders of the Company	116,416	112,759	111,983

Total liabilities and shareholders' equity	269,057	299,813	306,800

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1.	Statement of income

Below is the Company’s statement of income for the nine months ended on September 30, 2009 and the nine months ended on September 30, 2008 (reviewed) as well as for the year ended December 31, 2008 (audited), in NIS, thousands:

	For the nine months ended September 30		For the year ended December 31
	2009	2008	2008

Revenues from sales	283,353	316,459	417,723
Cost of Sales	245,515	291,561	384,189

Gross Profit	37,838	24,898	33,534

Selling and Marketing Expenses	16,648	17,342	23,030
General & Administrative Expenses	14,281	14,390	19,732
Other Expenses (Income), Net	-	(1,013)	(2,230)

Operating Income (loss)	6,909	(5,821)	(6,998)

Gains from sale of fixed assets	41	209	244
Financial Expenses	(3,257)	(4,347)	(5,200)
Financial Revenues	317	3,605	2,252
Group's share in the profits (losses) of an associated
company	88	(529)	(2,063)

Income (loss) before taxes on income	4,098	(6,883)	(11,765)
Tax benefit	182	2,300	3,308

Net income (loss) attributed to the shareholders of the
Company	4,280	(4,583)	(8,457)

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Chapter E - Valuation

1.	Accounting standards

At the request of the company that commissioned the work, this evaluation will be used for the implementation of International Accounting Standard 36: “Impairment of Assets” (hereinafter – “the Standard”) in its financial statements.

The purpose of the standards is to establish procedures that a company must implement to ensure its assets are carried at no more than their recoverable amount. An asset is carried at an amount which exceeds its recoverable amount, when its carrying value exceeds the amount that will be received from the use or disposal of the asset. In such an event, there is an impairment of the asset and the standard requires the company to recognize an impairment loss. The standard also specifies when the company should reverse an impairment loss and requires certain disclosures with respect to impaired assets and investments in investee companies that are not subsidiaries, which are carried in the financial statements at an amount that significantly exceeds their market value or net selling price.

The standard also prescribes the accounting treatment and presentation that are required in the event of an impairment of assets. If a company draws up consolidated financial statements (including proportionate consolidation), the standard will be applied for the accounting treatment of impairment of all the assets that are presented in the consolidated balance sheet of the company, including investments in investee companies that are not subsidiaries, goodwill arising on the acquisition of subsidiaries and fair value adjustments. This standard in fact also applies to investment in subsidiaries and companies under joint control such that provisions for impairment, which are recognized in the consolidated financial statements in respect of the assets of the subsidiary or the company under joint control, including goodwill and fair value adjustments, shall be presented in the separate financial statements of the parent company as a decrease of investment in the subsidiary or a company under joint control.

The standard provides that the recoverable amount of an asset shall be measured each time there are indicators of a potential impairment of an asset.

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The standard requires recognition of impairment loss (that is, the value of the asset has decreased) each time the asset’s carrying value exceeds its recoverable amount. An impairment loss will be recognized in the statement of income only for those assets presented at cost and will be treated as amortization of revaluation, but only for assets presented at a revalued amount, in accordance with other accounting standards or the provisions of applicable laws.

The standard stipulates that a recoverable amount will be calculated as the higher of the net selling price or value in use:

(1)	The net selling price is the amount obtainable for the sale of the asset in an arm’s length transaction between knowledgeable, willing parties less any direct incremental costs of disposal.

(2)	The value in use of the asset is the present value of the future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

In determining the asset’s value in use, the standard requires that the company, inter alia, use:

(1)	Cash flow forecasts on the basis of reasonably well-founded assumptions which:

❖	Reflect the current condition of the property

❖	Reflect management’s best estimate of the economic conditions that will prevail during the remaining useful life of the asset.

(2)	A pre-tax discount rate, which reflects current market valuations of the time value of the money and the specific risks to the asset. The discount rate will not reflect risks, on account of which the future cash flows have already been adjusted. With respect to the discount rate, see further elaboration below.

An estimated recoverable amount will be calculated separately for each asset. If it is not possible to do so, the standard requires the company to determine the recoverable amount for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable asset group that generates positive cash flows from continuing use, which are essentially independent of the positive cash flows from other assets, or other groups of assets. However, if the product, generated by an asset or a group of assets, is traded in an active market, the asset or groups of assets will be identified as a separate cash-generating unit, even if part or the entire product generated by the asset or by the groups of assets is intended for internal use.

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In testing for impairment of a cash-generating unit, this standard requires that the company takes into account goodwill and joint assets (such as head office assets), which are related to the same cash-generating unit.

Testing goodwill for possible impairment is based on rules and guidelines that were stipulated, as aforesaid, in IAS 36.

Since goodwill cannot be measured separately from the operation, the accepted method for testing goodwill impairment is measuring the recoverable value of each cash-generating unit to which the acquired goodwill or part thereof was allocated, and its comparison to the carrying value of the assets and liabilities (including the acquired goodwill) that are allocated to the same unit. If the recoverable amount is lower than the carrying value of the cash-generating unit, it must be written down to the recoverable value. The goodwill of the cash-generating unit is written down first; any additional impairment amount that may be required to be recognized once goodwill has been fully written off is allocated on a pro rata basis to the other assets within the cash-generating unit, subject to the recoverable value limit of those assets.

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Overall, testing for goodwill impairment includes the following stages:

1.	Determining the cash-generating units and the carrying value of their assets and liabilities – this stage includes a determination of the relevant units for the measurement of the value of goodwill and the allocation of the assets and liabilities to the different units, including the allocation of the acquired goodwill.

2.	Measuring the recoverable value of the unit – based on the value in use which is the expected cash flow from the unit and/or the net selling price, whichever is higher.

3.	Comparing the recoverable value to the carrying value – in accordance with the aforesaid.

2.	Valuation Methodology

The valuation was conducted in accordance with the guidelines of the standard and the definitions of value in use.

The evaluation of the company’s activity is based on the presumption that the company is a “going concern” and will continue functioning as a business entity for the foreseeable future. The valuation of the company’s activity was performed based on the unleveraged discounted cash flow approach. The forecast cash flow is derived from the company’s profit forecast.

The cash flows will be discounted by a cost of capital commensurate with the risk of the company’s activity[4]. The obtained value is the economic value of the Company’s activity. The economic value of the activity is independent of the composition of the capital, that is, it is independent of how the company’s activity is financed, whether through shareholders’ equity or foreign capital.

[4] Continued cash flows that are received throughout the year and on average, the cash flow for the operating year is received in mid-year. Therefore, the discount period is adjusted to the date of receipt of the cash flow on average. See further details in the section on the discount rate.

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3.	Specific Valuation Comments

The valuation is based, among others, on the Company’s forecasts for 2009 and 2010 and its estimates and forecasts for the subsequent years, which reflect our opinion on the different parameters, based on the information we had.

For the purpose of the valuation, the Company’s cash flows were discounted at the relevant discount rate. The residual value estimate, after five years of forecast, was calculated by using the Gordon Model formula and is based on the cost of capital and permanent growth rate. The representative year for calculating the residual value is 2014.

4.	Cash Flow Forecast

Set forth below are the assumptions used in building the Company’s cash flow forecast model:

4.1.	Revenues

As for Q4/2009 and 2010, our assessments were based on management’s budgets. For the remaining forecast years we assumed a 3% increase each year, based on management’s assumptions that the market will grow and the Company’s market share will increase. In this context we should point out that the Company’s manufacturing capacity is not fully utilized and it is able to manufacture the projected volume of products without increasing its manufacturing capacity.

4.2.	Cost of Sales

As for Q4/2009 and 2010, our assessments were based on management’s budgets, which reflect a cost of sales equal to 83.9% of revenues. Based on data received from the Company’s management according to which the fixed costs component in the cost of sale accounts for 30% of the total cost and based on the assumption that the effect of the streamlining process, which was initiated in 2008, will continue, we assumed there will be a decline in the cost of sales such that the cost of sales as a percentage of revenues in 2011 will be 85.5%. From 2012 and through the end of the cash flow forecast, we assumed that the cost of sales as a percentage of revenues will be fixed at 85.3%.

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4.3.	Selling, General and Administrative Expenses

As for Q4/2009 and 2010, our assessments were based on management’s budgets which point to administrative and general expenses of 10.3% of total revenues. In 2010-2014, it was assumed that due to the nature of the expenses and the fixed significant component in these expenses, the growth rate of expenses will constitute half of the growth rate of revenues such that expenses as a percentage of sales is as specified in the table:

	2009	2010	2011	2012	2013	2014
	Q4	Year 1	Year 2	Year 3	Year 4	Year 5

Expense as % of sales	10.3%	9.9%	9.7%	9.6%	9.4%	9.3%

4.4.	Taxes

Although, under the standard’s guidelines, the cash flow forecast should not include taxes, in practice and in accordance with the interpretations to the standard, tax effect can be included in the cash flows as long as the discount rate is properly adjusted.

The tax rates used in the calculation of the tax expenses in the model are in line with the statutory tax rates expected in Israel in the forecast years, in accordance with the Plan for Economic Efficiency adopted by the Israeli government in July 2009. In the representative year the tax rate was set in line with the long-term tax rate – 18%.

	2009	2010	2011	2012	2013	2014
Year	Q4	Year 1	Year 2	Year 3	Year 4	Year 5

Sales	26.0%	25.0%	24.0%	23.0%	22.0%	21.0%

4.5.	Working Capital

The Company’s working capital includes trade receivables, accounts receivable and inventories, less liabilities to suppliers and service providers, accounts payable and accruals.

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Below is a calculation of the working capital as at September 30, 2009, December 31, 2008 and September 30, 2008, in NIS, thousands:

Working Capital	30.9.2009	31.12.2008	30.9.2008

Accounts receivable, trade - net	147,519	164,563	166,472
Other Accounts Receivable	3,328	3,015	3,394
Inventories	36,408	60,935	54,059

Less:

Trade payables	(61,942)	(84,220)	(66,479)
Other Accounts Payable	(14,833)	(18,404)	(19,421)
Net working capital	110,480	125,889	138,025
Percentage of sales (annual sales)	29%	30%	33%

The working capital margins used in the model in 2009-2010 is the average margin of 31%. In 2011-2014 we assumed the Company would be able to reduce the working capital margin by 1%, reaching 30%.

4.6.	Depreciation and Investments

In accordance with clarifications from the Company’s management, most of the fixed assets are machinery and equipment whose economic life is expected to last dozens of years.

In the financial statements this equipment is depreciated over significantly shorter periods (about 10 years) and therefore there is a significant gap between the need for additional investment and the periodic depreciation. For proper calculation purposes it was determined that in the representative year the level of investment will be equal to the level of annual depreciation.

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4.7.	Below is the Company’s cash flow forecast for the period Q4/2009-2014 in millions of NIS:

	2009	2010	2011	2012	2013	2014
Year	Q4	Year 1	Year 2	Year 3	Year 4	Year 5
	NIS millions

Sales	99.9	421.6	434.3	447.3	460.7	474.5
Cost of Sales	(83.8)	(361.3)	(371.3)	(381.6)	(393.0)	(404.8)
Gross profit	16.1	60.3	63.0	65.8	67.7	69.8
Selling, administrative and general expenses	(10.3)	(41.6)	(42.2)	(42.9)	(43.5)	(44.2)
Operating Income	5.8	18.7	20.7	22.9	24.2	25.6
Taxes	(1.5)	(4.7)	(5.0)	(5.3)	(5.3)	(5.4)
Operating income after taxes	4.3	14.0	15.8	17.6	18.9	20.2
Depreciation	3.2	12.7	12.7	12.7	12.7	12.7
Investments	(1.6)	(6.3)	(6.3)	(6.3)	(6.3)	(12.7)
Changes in working capital	3.8	(11.8)	0.4	(3.9)	(4.0)	(4.1)
FCF	9.7	8.5	22.5	20.1	21.2	16.1

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5.	Cost of Capital

In accordance with the Standard’s guidelines, the discount rate should a pre-tax discount rate that reflects current market estimates of:

a.	The time value of money

b.	Specific risks in respect of which the cash flows were adjusted.

However, although the standard’s guidelines prescribe the use of pre-tax discount rate, in practice and in accordance with the interpretations to the standard, the result of the calculation of pre-tax cash flows discounted by a pre-tax discount rate, should be similar to the result of the calculation of post-tax discounted cash flow using a suitable post-tax discount rate.

For these reasons we chose to conduct our calculations based on post-tax cash flows while using a post-tax discount rate.

The valuation model includes an estimated weighted cost of capital (WACC) of 10%.

The discount price reflects, among others, the business-operating risk in the Company’s activities. Some of the risk relates to the nature of the sector in which the Company operates and some of it stems from specific characteristics of the Company.

The accepted cost of capital in the market for the different sectors (based on professional literature and other public information, including evaluations of public companies, as well as the professional experience of Giza Singer Even in the area) usually range between 6% for net cash flows of income-generating properties and 8%-10% for companies with a relatively low business-operating volatility (such as Osem, Supersol, etc). The costs of capital of high-tech companies are relatively stable while the costs of capital of companies with a high operating-business volatility range between 11% and 15%. Costs of capital higher than 15% are usually characteristic of high-tech companies in early stages of development and companies that operate in riskier sectors. In addition, the normative discount rates in different sectors are compounded by a premium in respect of the specific risks for each company

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The cost of capital of Carmel was determined based on our experience and professional discretion as well as the accepted discount rates used by our company for the systematic business-operating risk to the operating cash flows in similar sectors and the business-operating risk specific to the company’s activities and to the sector, and finally, the fact that the Company operates in a very competitive market, which has numerous competitors.

Based on our experience and professional discretion, after making adjustments as a result of our assessment of the Company’s exposure to sectoral risks and macroeconomic risks, we estimated the weighted cost of capital of the Company at 10%.

A supplemental review for assessing the cost of capital of the Company, was to estimate the weighted cost of capital (using the CAPM model to calculate the cost of equity) by comparing it to similar public companies. The resulting weighted cost of capital was 10%.

6.	Long-Term Growth

The Company’s long-term growth was estimated at 2.5%, while taking into account the growth rates of the population and the increase in GDP, which serve as indicators of the growth in the sale of the Company’s products.

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7.	Summary of the Value of Operations

Based on the assumptions set forth above, the resulting value in use is NIS 229.5 million.

Since the resulting value in use does not indicate a need for a write-down we did not examine the net selling prices of the unit and the recoverable value was determined based on the value in use only.

We conducted several sensitivity analyses for the value in use, relative to different parameters as specified in the following tables:

c.	Sensitivity analysis for the cost of capital and the permanent growth rate, in NIS, thousands:

Long-term growth
Cost of Capital		2.00%	2.25%	2.50%	2.75%	3.00%
	9.50%	238.9	241.8	244.8	248.1	251.6
	9.75%	231.6	234.2	236.9	239.8	243.0
	10.00%	224.8	227.1	229.5	232.1	234.9
	10.25%	218.3	220.4	222.6	224.9	227.4
	10.50%	212.3	214.1	216.1	218.2	220.4

d.	Sensitivity analysis for the cost of capital and growth rate in 2010, compared with 2009, in NIS, thousands:

Growth in 2010, compared with 2009
Cost of Capital		7.00%	8.50%	10.00%	11.50%	13.00%
	9.50%	229.1	236.9	244.8	252.7	260.6
	9.75%	221.8	229.3	236.9	244.4	252.0
	10.00%	215.0	222.3	229.5	236.8	244.0
	10.25%	208.7	215.6	222.6	229.5	236.5
	10.50%	202.7	209.4	216.1	222.8	229.5

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Enclosed please find the financial reports of the following associated companies:

–	Mondi Hadera Paper Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st’ Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

Review report of the independent auditor to the shareholders of
Mondi Hadera Paper LTD

Introduction

We have reviewed the accompanying financial information of Mondi Hadera Paper Ltd. (hereafter- “the Company”) which includes the condensed consolidated statement of financial position as of September 30, 2009 and the condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine and three months ended on that date. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports) – 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what was stated in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with the disclosure provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

October 28, 2009
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	September 30,			December 31,
	2009	2008		2008
	(Unaudited)

Assets

Current assets
Cash and cash equivalents	20,656		4,222		13,315
Financial assets carried at fair value through profit or loss	-		-		2,382
Trade receivables	188,666		198,197		168,911
Other receivables	2,695		2,402		1,379
Inventories	98,892		114,731		140,002

Total current assets	310,909		319,552		325,989

Non-current assets
Property, plant and equipment	148,700		153,522		154,441
Goodwill	3,177		3,177		3,177
Other Assets	202		140		355

Total non-current assets	152,079		156,839		157,973

Total assets	462,988		476,391		483,962

Equity and liabilities

Current liabilities
Short-term bank credit	102,130		92,230		105,388
Current maturities of long-term bank loans	14,059		15,454		15,768
Financial liabilities carried at fair value through profit or loss	1,658	(*)	786		-
Capital notes to shareholders	-		5,016		-
Trade payables	74,552		88,435		97,293
Hadera Paper Ltd. Group, net	59,538		76,375		69,614
Other financial liabilities	1,478		-		5,512
Current tax liabilities	2,154		359		107
Other payables and accrued expenses	22,658	(*)	20,915	(*)	18,387
Accrued severance pay, net	320		46		214

Total current liabilities	278,547		299,616		312,283

Non-current liabilities
Long-term bank loans	14,790		28,706		23,484
Deferred taxes	21,763		23,860		24,274
Employees benefits	1,821	(*)	1,132	(*)	1,363

Total non-current liabilities	38,374		53,698		49,121

Capital and reserves
Share capital	1		1		1
Premium	43,352		43,352		43,352
Capital reserves	(165)		929		(3,150)
Retained earnings	102,879		78,795		82,355

	146,067		123,077		122,558

Total equity and liabilities	462,988		476,391		483,962

(*) reclassified

D. Muhlgay	A. Solel	R. Starkov
Financial Director	General Manager	Chairman of the Supervisory Board

Approval date of the interim financial statements: October 28, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2009	2008		2009	2008		2008
	(Unaudited)			(Unaudited)

Revenue	511,861		573,218	168,301	(*)	189,412	732,347
Cost of sales	445,181		509,177	143,599	(*)	168,685	649,640

Gross profit	66,680		64,041	24,702		20,727	82,707

Operating costs and expenses
Selling expenses	30,015		28,664	9,332	(*)	9,079	38,293
General and administrative expenses	8,069		7,328	2,686		1,948	9,740
Other (income) expenses	(351)		621	(362)		(77)	584

	37,733		36,613	11,656		10,950	48,617

Operating profit	28,947		27,428	13,046		9,777	34,090

Finance income	(75)	(*)	(4,034)	(7)	(*)	(118)	(5,889)
Finance costs	10,005	(*)	10,155	4,905	(*)	4,389	13,496

	9,930		6,121	4,898		4,271	7,607

Profit before tax	19,017		21,307	8,148		5,506	26,483

Income tax charge (income)	(1,507)		5,511	(4,305)		1,673	7,127

Profit for the period	20,524		15,796	12,453		3,833	19,356

(*) reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)

Profit for period	20,524	15,796	12,453	3,833	19,356

Cash flow hedges, net	(489)	-	446	-	(4,079)
Transfer to profit or loss from equity
on cash flow hedge	3,474	-	1,112	-	-

Total comprehensive income for the
period (net of tax)	23,509	15,796	14,011	3,833	15,277

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Nine months ended September 30, 2009
(unaudited)
Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558
Total comprehensive income for the period	-	-	2,985	20,524	23,509

Balance - September 30, 2009	1	43,352	(165)	102,879	146,067

Nine months ended September 30, 2008
(unaudited)
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the period	-	-	-	15,796	15,796

Balance - September 30, 2008	1	43,352	929	78,795	123,077

Three months ended September 30, 2009
(Unaudited)
Balance - July 1, 2009	1	43,352	(1,723)	90,426	132,056
Total comprehensive income for the period	-	-	1,558	12,453	14,011

Balance - September 30, 2009	1	43,352	(165)	102,879	146,067

Three months ended September 30, 2008
(Unaudited)
Balance - July 1, 2008	1	43,352	929	74,962	119,244
Total comprehensive income for the period	-	-	-	3,833	3,833

Balance - September 30, 2008	1	43,352	929	78,795	123,077

Year ended December 31, 2008
Balance - January 1, 2008	1	43,352	929	62,999	107,281
Total comprehensive income for the year	-	-	(4,079)	19,356	15,277

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	Unaudited		Unaudited

Cash flows - operating activities
Profit for the period	20,524	15,796	12,453	3,833	19,356
Adjustments to reconcile net profit to net
cash used in operating activities
(Appendix A)	10,004	21,546	6,718	(3,903)	28,792

Net cash provided by (used in) operating activities	30,528	37,342	19,171	(70)	48,148

Cash flows - investing activities
Acquisition of property plant and equipment	(3,555)	(5,965)	(1,364)	(1,316)	(10,608)
Proceeds from sale of property plant and
equipment	651	251	376	77	288
Interest received	102	323	39	120	415

Net cash used in investing activities	(2,802)	(5,391)	(949)	(1,119)	(9,905)

Cash flows - financing activities
Short-term bank credit, net	(3,258)	(9,530)	3,552	540	3,628
Repayment of long-term bank loans	(10,788)	(9,185)	(2,916)	(2,732)	(14,024)
Repayment of capital notes to shareholders	-	-	-	-	(5,700)
Interest paid	(6,341)	(8,093)	(2,246)	(2,515)	(10,852)

Net cash used in financing activities	(20,387)	(26,808)	(1,610)	(4,707)	(26,948)

Increase (decrease) in cash and
cash equivalents	7,339	5,143	16,612	(5,896)	11,295
Cash and cash equivalents at the
beginning of the financial period	13,315	323	5,052	9,140	323

Net foreign exchange difference on cash and
cash equivalents	2	(1,244)	(1,008)	978	1,697

Cash and cash equivalents of the
end of the financial period	20,656	4,222	20,656	4,222	13,315

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		Unaudited		Unaudited

A.	Adjustments to reconcile net profit to net cash
	(used in) provided by operating activities

	Finance expenses recognized in
	profit and loss, net	9,930	6,121	4,898	4,271	7,607
	Taxes on income recognized in profit and loss	(1,507)	5,511	(4,305)	1,673	7,127
	Depreciation and amortization	8,996	8,729	3,036	2,901	11,649
	Capital loss (gain) on disposal of property
	plant and equipment	(351)	620	(362)	(78)	584

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables
	and other receivables	(21,274)	(11,482)	(9,466)	(11,385)	21,652
	Decrease in inventories	41,110	28,635	27,089	2,006	2,551
	Decrease in trade and
	other payables, and accrued expenses	(16,768)	(21,769)	(12,757)	(4,833)	(20,776)
	Increase (Decrease) in
	Hadera Paper Ltd. Group, net	(10,076)	5,266	(1,392)	1,574	(1,495)

		10,060	21,631	6,741	(3,871)	28,899

	Income tax paid	(56)	(85)	(23)	(32)	(107)

		10,004	21,546	6,718	(3,903)	28,792

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NL” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of September 30, 2009 and for the nine and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income is presented separated from the income statement.

However, the revised Standard has had no impact on the reported results of financial position of the Group.

C.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Recent Accounting Standards (cont.)

Amendment to IFRS 7 “Financial Instruments Disclosure” (cont.)

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 “Employee Benefits” were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected unused vacation costs as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

For the affect of the amendment on the company’s results and financial position as of December 31 2008, 31 September 2008 and the periods then ended see note 5.

D.	Reclassification

Comparative figures as of December 31, 2008 were reclassified in these financial statements as follows: NIS 5,090 thousand were reclassified from employees’ benefits to other payables.

Comparative figures as of September 30, 2008 were reclassified in these financial statements as follows: NIS 5,154 thousand were reclassified from employees’ benefits to other payables, 786 NIS thousand were reclassified from other payables to financial liabilities carried at fair value through profit or loss. Comparative figures relating to the period ended September 30, 2008 were reclassified as follows: NIS 787 thousand were reclassified from financing income to financing expenses. Comparative figures relating to the period of 3 months ended September 30, 2008 were reclassified in these financial statements as follows: NIS 586 thousand were reclassified from selling expenses to revenue and NIS 300 thousand were reclassified from cost of sales to selling expenses.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

September 30, 2009	5.5098	3.758	114.55
September 30, 2008	5.001	3.421	111.06
December 31, 2008	5.2973	3.8020	110.55

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2009	4.01	(1.16)	3.72
Three months ended September 30, 2009	(0.54)	(4.07)	1.55
Nine months ended September 30, 2008	(11.6)	(11.05)	4.39
Three months ended September 30, 2008	(5.41)	2.06	2.00
Year ended December 31, 2008	(6.4)	(1.14)	3.9

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 3	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	September 30,		December 31,	September 30,		December 31,
	2009	2008	2008	2009	2008	2008
	(Unaudited)			(Unaudited)

Other receivables	-	-	-	-	350	370

Trade payables	59,538	76,375	69,614	558	450	221

Capital notes to shareholders	-	393	-	-	393	-

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries					Neusiedler Holding and its related parties
	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)

Sales	16,180	10,778	5,417	3,698	14,862	-	-	-	-	-

Purchases of goods	-	-	-	-	-	4,152	2,548	772	434	2,895

Cost of sales	64,705	66,243	21,098	22,384	88,815	1,498	1,938	376	703	2,660

Sales, general and
administrative expenses	2,300	1,996	723	671	2,703	-	-	-	-	-

Financing expenses, net	2,874	2,672	1,429	825	3,703	-	174	-	42	232

C.	(1)	The Company leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 4	–	INCOME TAX CHARGE

On July 14, 2009 the Knesset (The legislative branch of the Israeli government), passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) – 2009, which stipulates, inter alia, an additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of company tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year – 26%, 2010 tax year – 25%, 2011 tax year – 24%, 2012 tax year – 23%, 2013 texture – 22%, 2014 tax year –21%, 2015 tax year – 20%, and in the 2016 tax year and thereafter there will be a companies tax rate of 18%.

The change in the tax rates have decreased the deferred taxes liability as of September 30, 2009 in the amount of NIS 6,412 thousand.

NOTE 5	–	EFFECT OF IAS 19 AMENDMENT

As of December 31, 2008 and September 30, 2008, NIS 5,090 and 5,154 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities, respectively.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2009

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

To the shareholders of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated Financial Statements for the Nine and Three Months Ended September 30, 2009

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. (“the Company”) as of September 30, 2009 and the related Condensed Interim Consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970. Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Company”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

In addition to the aforementioned in the previous section, Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects in accordance with Section D of the Israeli Securities Regulations (periodic and immediate reports), 1970.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel

October 22, 2009

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	As of September 30,			As of December 31,
	2 0 0 9	2 0 0 8		2 0 0 8
	(Unaudited)

Current Assets
Cash and cash equivalents	49,300		22,113		23,219
Trade receivables	303,666	(*)	300,428		264,918
Inventories	203,070		198,051		234,841
Current tax assets	-		-		137
Capital note of shareholder	-		32,380		32,770
Other current assets	6,821	(*)	5,485		6,340

	562,857		558,457		562,225

Non-Current Assets
VAT Receivable	42,500		36,807		41,423
Property plant and equipment	321,760		302,346		317,174
Goodwill	18,852		20,282		18,708
Employee benefit assets	571		765		343
Deferred tax assets	5,725		8,468		4,389
Prepaid expenses for operating lease	1,797		1,990		1,894

	391,205		370,658		383,931

	954,062		929,115		946,156

Current Liabilities
Borrowings	25,109		43,946		52,718
Trade payables	277,555	(*)	276,427		286,835
Employee benefit obligations	13,006	(*)	10,588	(*)	11,241
Current tax liabilities	23,323		1,738		5,413
Dividend payables	19,015		-		-
Other payables and accrued expenses	55,686	(*)	58,949		44,023

	413,694		391,648		400,230

Non-Current Liabilities
Borrowings	41,245		65,482		59,044
Employee benefit obligations	7,925	(*)	6,217	(*)	7,879
Deferred tax	32,861		38,856		38,014

	82,031		110,555		104,937

Capital and reserves
Issued capital	265,246		265,246		265,246
Reserves	(58,379)		(45,501)		(57,680)
Retained earnings	251,470		207,167		233,423

	458,337		426,912		440,989

	954,062		929,115		946,156

(*) Reclassified

Z. Livnat	O. Lux	A. Melamud
Vice-Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: October 22, 2009.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(Unaudited)		(Unaudited)

Revenue	1,300,339	1,217,869	416,114	418,738	1,608,576
Cost of sales	880,360	832,624	276,198	290,263	1,097,567

Gross profit	419,979	385,245	139,916	128,475	511,009

Operating costs and expenses
Selling and marketing expenses	226,389	235,880	71,197	77,873	308,737
General and administrative expenses	52,569	52,197	15,937	17,071	66,519

	278,958	288,077	87,134	94,944	375,256

Operating profit	141,021	97,168	52,782	33,531	135,753

Finance expenses	(2,549)	(13,341)	(1,909)	(3,685)	(12,355)
Finance income	4,034	14,563	3,938	3,659	13,702

Finance income (expenses), net	1,485	1,222	2,029	(26)	1,347

Profit before tax	142,506	98,390	54,811	33,505	137,100
Income taxes	(30,944)	(35,019)	(6,690)	(12,536)	(47,473)

Profit for the period	111,562	63,371	48,121	20,969	89,627

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Profit for period	111,562	63,371	48,121	20,969	89,627
Exchange differences arising on
translation of foreign operations	1,373	(38,447)	(2,817)	(2,486)	(52,096)
Cash flow hedges	614	(3,151)	(815)	(452)	(572)
Transfer to profit or loss from equity on
cash flow hedge	(3,433)	4,644	278	1,657	4,081
Income tax relating to components of
other comprehensive income	747	(441)	140	(356)	(987)

Other comprehensive income for the
period (net of tax)	(699)	(37,395)	(3,214)	(1,637)	(49,574)

Total comprehensive income for the period	110,863	25,976	44,907	19,332	40,053

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Nine months ended
September 30, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Total comprehensive income	-	-	1,373	(2,072)	111,562	110,863
Dividend	-	-	-	-	(93,515)	(93,515)

Balance - September 30, 2009	29,638	235,608	(57,480)	(899)	251,470	458,337

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Nine months ended
September 30, 2008 (unaudited)

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(38,447)	1,052	63,371	25,976

Balance - September 30, 2008	29,638	235,608	(45,204)	(297)	207,167	426,912

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
September 30, 2009 (unaudited)

Balance - June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445
Total comprehensive income	-	-	(2,817)	(397)	48,121	44,907
Dividend	-	-	-	-	(19,015)	(19,015)

Balance - September 30, 2009	29,638	235,608	(57,480)	(899)	251,470	458,337

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Three months ended
September 30, 2008 (unaudited)

Balance - June 30, 2008	29,638	235,608	(42,718)	(1,146)	186,198	407,580
Total comprehensive income	-	-	(2,486)	849	20,969	19,332

Balance - September 30, 2008	29,638	235,608	(45,204)	(297)	207,167	426,912

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(52,096)	2,522	89,627	40,053

Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
	(unaudited)		(unaudited)

Cash flows - operating activities
Profit for the period	111,562	63,371	48,121	20,969	89,627
Adjustments to reconcile operating profit
to net cash provided by operating
activities (Appendix A)	34,179	16,812	28,498	37,386	12,972

Net cash generated by
operating activities	145,741	80,183	76,619	58,355	102,599

Cash flows - investing activities
Acquisition of property plant and
equipment	(31,233)	(28,179)	(7,716)	(8,118)	(53,334)
Proceeds from disposal of Property plant
and equipment	54	335	30	115	4,851
Repayment of capital note by shareholders	32,770	-	-	-	-
Interest received	1,455	1,373	1,218	161	1,525

Net cash provided by
(used in) investing activities	3,046	(26,471)	(6,468)	(7,842)	(46,958)

Cash flows - financing activities
Dividend paid	(74,500)	(11,287)	(41,730)	-	-
Borrowings received	-	100,000	-	(5,684)	100,000
Borrowings paid	(17,799)	-	(6,018)	-	(17,053)
Short-term bank credit	(27,606)	(132,436)	516	(29,897)	(124,286)
Interest paid	(2,914)	(8,261)	(669)	(3,630)	(8,353)

Net cash used in financing activities	(122,819)	(51,984)	(47,901)	(39,211)	(49,692)

Net increase in cash and cash equivalents	25,968	1,728	22,250	11,302	5,949
Cash and cash equivalents - beginning of period	23,219	23,082	28,344	11,399	23,082
Effects of exchange rate changes on the
balance of cash held in foreign currencies	113	(2,697)	(1,294)	(588)	(5,812)

Cash and cash equivalents - end of period	49,300	22,113	49,300	22,113	23,219

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8	2 0 0 8
		(Unaudited)		(Unaudited)

A.	Adjustments to reconcile profit for
	the period to net cash generated
	by operating activities

	Finance expenses adjustments to profit	3,999	6,888	1,991	3,469	6,828
	Taxes on income recognized in profit
	and loss	30,944	35,019	6,690	12,537	47,473
	Depreciation and amortization	21,502	20,463	7,639	5,558	24,367
	Capital loss (gain) on disposal of
	property, plant and equipment	867	2,196	302	2,098	2,878
	Effect of discounting capital note to
	shareholder	-	(1,170)	-	(390)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade
	receivables	(42,481)	(43,695)	5,551	(8,439)	5,465
	Decrease (Increase) in other
	current assets	(455)	705	91	(1,513)	3,872
	Decrease (Increase) in inventories	32,338	(23,989)	26,153	1,019	(66,659)
	Increase (decrease) in trade payables	(1,327)	19,359	(22,731)	12,248	18,407
	Net change in balances with related
	parties	590	(4,059)	6,683	1,384	1,339
	Increase (decrease) in other payables
	and accrued expenses	8,587	27,881	(1,663)	13,888	(1,073)
	Effect of exchange rate differences on
	dividend payables	(2,540)	-	-	-	-
	Decrease (increase) in other long
	term asset	(763)	(992)	(2,136)	2,614	(9,163)
	Change in employee benefit
	obligations, net	1,571	687	(818)	(15)	9,682

		52,832	39,293	27,752	44,458	41,856

	Income taxes received	10,880	7,065	10,238	-	7,065
	Income taxes paid	(29,533)	(29,546)	(9,492)	(7,072)	(35,949)

		34,179	16,812	28,498	37,386	12,972

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”.

The unaudited condensed interim consolidated financial statements as of September 30, 2009 and for the nine and three months then ended (“interim financial statements”) of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2008 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The condensed Financial Statements were prepared in accordance with section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except for the impact of the adoption of the Standards and Interpretations described below:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the company chose to present statement of comprehensive income in separate from the income statement.

However, the revised Standard has had no impact on the reported results of operations and the financial position of the Group.

D.	Recent Accounting Standards

Amendment to IFRS 7 “Financial Instruments Disclosure”

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

Annual improvements issued by the IASB

Amendment to IAS 19 “employee benefits”

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 “Employee Benefits” were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected cost of unused, accumulated compensated absences as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Recent Accounting Standards (Cont.)

Amendment to IAS 19 “employee benefits” (Cont.)

As a result of the amendment NIS 9,433 and 9,684 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities as of December 31, 2008 and September 30, 2008 respectively.

Amendment to IAS 17 “Leases”

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted. At this stage management is examining the effect of this amendment on the group’s financial statements.

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

September 30, 2009	1,492	3.758	114.55
September 30, 2008	1,263	3.421	111.06
December 31, 2008	1,521	3.802	110.44

Increase (decrease) during the:	%	%	%

Nine months ended
September 30, 2009	(1.91)	(1.16)	3.72
Three months ended
September 30, 2009	(5.22)	(4.11)	2.44
Nine months ended
September 30, 2008	7.4	(11.05)	4.39
Three months ended
September 30, 2008	3.19	2.06	2.01
Year ended December 31, 2008	29.38	(1.14)	3.8

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS

1.	Hogla-Kimberly issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

On March 19, 2009 Hogla-Kimberly distributed dividend in the amount of NIS 32.77 million to the holder of the preference share.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 3	–	SEGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

2.	On March 19, 2009 Hadera Paper Ltd repaid the capital note to the company in the amount of NIS 32.77 million.

3.	On February 26, 2009 the board of directors decided to distribute Dividend in the amount of Dollar 10 million from the unapproved enterprise retained earnings of 2008 to the holders of the ordinary shares. On July 1, 2009 the company paid the Dividend.

4.	On July 30, 2009 the board of directors decided to distribute Dividend in the amount of Nis 19,015 thousand from the unapproved enterprise retained earnings accumulated as of June 30, 2009 to the holders of the ordinary shares

5.	On February 2004, a former customer “PIKANTI” filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. On June 15, 2009 after court denied the lawsuit and few appeals of plaintiff, the lawsuit was finally denied and was erased.

NOTE 4	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	As of September 30,		As of December 31,
	2009	2008	2008
	(Unaudited)

Trade receivables	26,495	27,673	30,212

Other receivables	583	-	-

Capital note - shareholder	-	32,380	32,770

Trade payables	78,177	54,263	79,683

B.	Transactions with Related Parties

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	(Unaudited)		(Unaudited)

Sales to related parties	178,226	48,445	58,434	57,146	216,841

Cost of sales	204,374	137,179	36,650	63,971	268,476

Royalties to the shareholders	23,051	22,603	7,456	7,552	29,584

General and administrative expenses	9,259	9,043	2,761	4,337	12,488

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009

NOTE 5	–	INCOME TAX CHARGE

The effective tax rate for the nine months period ended September 30, 2009 is 22%.

On July 14, 2009 Knesset passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) – 2009, which stipulates, inter alia, an additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of company tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year – 26%, 2010 tax year – 25%, 2011 tax year – 24%, 2012 tax year – 23%, 2013 texture – 22%, 2014 tax year – 21%, 2015 tax year – 20%, and in the 2016 tax year and thereafter there will be a companies tax rate of 18%.

The change in the tax rates have decreased the deferred taxes liability as of September 30, 2009 in the amount of NIS 6,100 thousand.

NOTE 6	–	RECLASSIFICATION

Comparative figures as of September 30, 2008 were reclassified in these financial statements as follows:

1.	NIS 11,830 thousand were reclassified from other payables and accrued expenses to trade receivables.

2.	NIS 1,975 thousand were reclassified from other current assets to trade payables.

3.	NIS 8,477 thousand were reclassified from other payables and accrued expenses to trade payables.

4.	NIS 1,235 thousand were reclassified from other payables and accrued expenses to employee benefit obligations in non-current liabilities.

5.	NIS 904 thousand were reclassified from other payables and accrued expenses to employee benefit obligations in current liabilities.

NOTE 7	–	SUBSEQENT EVENTS

1.	On October 1, 2009 the company paid Dividend in the amount of NIS 19,015 thousand to the holders of the ordinary shares.

2.	On October 22, 2009 the board of directors decided to distribute Dividend in the amount of Nis 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend will be paid during January 2010.